MALA NOCHE RESOURCES CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

INFORMATION CIRCULAR

June 2, 2010

These materials are important and require your immediate attention. They require shareholders of Mala Noche Resources Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors.

If you have any questions or require more information with regard to voting your shares of Mala Noche Resources Corp., please contact David Blaiklock at (604) 895-7465 or (604) 961-7036.

June 2, 2010

Dear Shareholder:

            You are cordially invited to attend the Annual and Special Meeting (the “Meeting”) of the shareholders of Mala Noche Resources Corp. (“Mala Noche” or the “Company”) which will be held at the offices of Lang Michener LLP, 1500 – Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia on Monday, June 28, 2010, at 9:00 a.m. (Vancouver time).

            Mala Noche has entered into an agreement with subsidiaries of Goldcorp Inc. (“Goldcorp”) to acquire the San Dimas mines in Mexico and related assets (the “Acquisition”) for a total purchase price of US$500 million, payable as to US$275 million in cash, US$175 million of equity securities of Mala Noche and a US$50 million promissory note with a five year term, plus the assumption of liabilities. Mala Noche plans to fund the cash portion of the purchase price through an offering of equity securities. The Acquisition will be a transformational event for Mala Noche and, in keeping with a strategy articulated by management in 2008, will advance Mala Noche from the ranks of being an exploration company to being an established junior gold and silver producer. Concurrent with the closing of the Acquisition, we expect to change our name to Primero Mining Corp.

            The total number of shares to be issued to subsidiaries of Goldcorp in payment of the purchase price will equal approximately 30% of the outstanding common shares of the Company upon closing of the Acquisition, after taking into account additional shares to be issued in the proposed equity financing. As such, a new control person of the Company will be created upon completion of the Acquisition. At the Meeting, the shareholders of Mala Noche will be asked to approve the creation of the new control person of the Company in order to satisfy a condition imposed by the TSX Venture Exchange for approval of the Acquisition.

            In addition to considering the creation of a new control person of the Company, shareholders will also be asked to consider a resolution authorizing the consolidation of the Company’s common shares and certain resolutions authorizing option grants and amendments to the Company’s current share option plan.

            Your vote is important regardless of the number of common shares that you hold in the capital of Mala Noche. Please complete, sign, date, and return the enclosed proxy form in the postage paid envelope provided, or send by facsimile to Computershare Investor Services Inc. within North America at 1-866-249-7775 or outside North America at (416) 263-9524. If your shares are not registered in your name but are held in the name of a nominee, please review the voting instructions in the accompanying Information Circular with respect to how to vote your shares. If you have any questions or require more information with regard to voting your shares of Mala Noche, please contact David Blaiklock at (604) 895-7465 or (604) 961-7036.

Yours very truly,

(signed) Wade Nesmith
Executive Chairman

MALA NOCHE RESOURCES CORP.

Suite 1500 – 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (604) 895-7450 Facsimile: (604) 639-2148

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

            TAKE NOTICE that the annual and special meeting (the “Meeting”) of shareholders of MALA NOCHE RESOURCES CORP. (the “Company”) will be held at 1500 – Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, on Monday, June 28, 2010 at 9:00 a.m. (Vancouver time), for the following purposes:

1.	to receive the financial statements of the Company for the financial year ended December 31, 2009 and the report of the auditor;

2.	to set the number of directors to be elected;

3.	to elect directors of the Company for the ensuing year;

4.	to appoint an auditor of the Company for the ensuing year;

5.

to consider a resolution to approve the creation of a new control person of the Company upon the completion by the Company of the acquisition of the San Dimas mines and related assets from subsidiaries of Goldcorp Inc. (the “Acquisition”);

6.

to consider a resolution to consolidate the common shares of the Company on the basis of one post- consolidation common share for a number of pre-consolidation common shares between five and 20 pre-consolidation common shares, with the consolidation to be implemented as part of the transactions to complete the Acquisition at a final consolidation ratio to be determined by the board of directors of the Company;

7.	to consider a resolution to alter the Articles of the Company in order to permit the issuance of uncertificated shares and the maintenance of electronic record-keeping systems;

8.	to consider a resolution to approve options granted to certain insiders of the Company under the Company’s current share option plan;

9.

to consider resolutions to approve amendments to the Company’s current share option plan, certain of which will only become effective if the common shares of the Company are listed on the Toronto Stock Exchange;

10.	to consider any permitted amendment to or variation of any matter identified in this Notice; and

11.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

            An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

          Regardless of whether a shareholder plans to attend the Meeting in person, please complete, date, and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and Information Circular.

          Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, June 2, 2010.

BY ORDER OF THE BOARD

(signed) Wade Nesmith
Executive Chairman

Schedule A – Details of the San Dimas Mines
Schedule B – Fairness Opinion
Schedule C – Amended and Restated 2008 Stock Option Incentive Plan
Schedule D – Amended and Restated 2010 Stock Option Plan

i

SUMMARY

            The following is a summary of the contents of this Information Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Information Circular, including the documents incorporated by reference herein. Certain capitalized words and terms used in this summary but not otherwise defined herein are defined in the Information Circular.

Meeting of Shareholders

            On June 1, 2010, Mala Noche Resources Corp. (“Mala Noche” or the “Company”) entered into a binding letter agreement (the “Letter Agreement”) with Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and Goldcorp Silver (Barbados) Ltd. (“GSBL”) (together the “San Dimas Vendors”) to acquire the San Dimas mines, mill and related assets (the “Acquisition”). The San Dimas Vendors are subsidiaries of Goldcorp Inc. (“Goldcorp”). The completion of the Acquisition is subject to financing and other conditions, including the receipt of any required shareholder approval. An annual and special meeting of Mala Noche shareholders has been called for Monday, June 28, 2010 (the “Meeting”). At the Meeting, in addition to the customary business of electing directors and appointing auditors, shareholders of the Company will be asked to consider resolutions to approve the following special business:

  the issue of common shares of the Company (the “Common Shares”) to the San Dimas Vendors in partial payment of the purchase price due on the Acquisition, such that the San Dimas Vendors will own approximately 30% of the outstanding Common Shares after the issue of these shares and all other financing transactions related to the Acquisition;

  a consolidation of the Common Shares on the basis of one post-consolidation Common Share for a number of pre-consolidation Common Shares between five and 20 pre-consolidation Common Shares. The consolidation will be implemented as part of the transactions that complete the Acquisition and at a final consolidation ratio to be determined by the Board;

  grants of options made to participants under the Company’s current share option plan which exceed the number of options currently available for issue under that plan;

  amendments to the Company’s current share option plan, certain of which will only be effective if the Common Shares are listed on the Toronto Stock Exchange (the “TSX”); and

  amendments to the Articles of the Company in order to permit the issuance of uncertificated shares and the maintenance of electronic record-keeping systems.

The Acquisition and Issue of Shares to the San Dimas Vendors

            The Company has entered into the Letter Agreement to acquire from the San Dimas Vendors the San Dimas mines, mill and related assets. The San Dimas mines consist of the San Antonio (Central Block), Tayoltita and Santa Rita mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states (together, the “San Dimas Mines”). In addition to the San Dimas Mines, as part of the Acquisition the Company will be assuming, with amendments, a silver purchase agreement with a subsidiary of Silver Wheaton Corp. that applies to silver produced from the San Dimas Mines, and acquiring all rights to the Ventanas exploration property in which Mala Noche currently holds an interest pursuant to an option (the amended silver purchase agreement and exploration rights, together with the San Dimas Mines, the “San Dimas Assets”). On the completion of the Acquisition, the board of directors intends to change the name of the Company to “Primero Mining Corp.” See “Acquisition of the San Dimas Mines and Creation of a New Control Person”.

            Since 2008, Mala Noche has been pursing acquisition opportunities with a focus on producing, or near producing, precious metals properties. The proposed Acquisition is intended to achieve this goal. Mala Noche believes that the Acquisition will have the following benefits:

  the Company moves from being an exploration company with its sole property on care and maintenance to being an established junior gold and silver producer with immediate gold and silver production and positive cash flow;

  the Company acquires gold production estimated to average 107,000 ounces (157,000 gold equivalent ounces) annually over the next five years with, based on certain assumptions set out in the technical report referred to below, an average cash cost of US$60 per ounce on a by-product basis (US$337 per ounce on a gold equivalent basis);

  the Company acquires silver production estimated to average 7.1 million ounces annually over the next five years, of which the Company is entitled to 50% above 3.5 million ounces for the initial four years and 50% above 6.0 million ounces thereafter (with the balance sold to Silver Wheaton under a fixed price silver purchase agreement);

  the Company acquires 5.6 million tonnes proven and probable mineral reserves at a grade of 4.80 g Au/t and 339 g Ag/t for 860,000 ounces of gold and 61 million ounces of silver;

  the Company acquires 15.2 million tonnes of inferred mineral resources at an approximate grade of 3.31 g Au/t and 317 g Ag/t for 1.6 million ounces of gold and 155 million ounces of silver;

  the San Dimas Mines are proven assets with an operating history and a record of reserve replacement, resource conversion and exploration success; and

  cash flow from the San Dimas Mines is expected to provide the Company with an internal source of capital to fund mine development and exploration projects.

            Mala Noche will be purchasing the San Dimas Assets and acquiring all of the issued and outstanding shares in the capital of Silver Trading (Barbados) Ltd. for an aggregate purchase price of US$500 million (the “Purchase Price”) and will assume all liabilities associated with the San Dimas Mines, including environmental liabilities. The Purchase Price will be payable as to US$275 million in cash, US$175 million in Common Shares (the “Acquisition Shares”) and US$50 million by way of a promissory note payable over a term of five years. Mala Noche expects to undertake an equity offering to finance the Acquisition and provide working capital.

            The issue of the Acquisition Shares will result in the San Dimas Vendors, each of which is an indirect wholly-owned subsidiary of Goldcorp, owning approximately 30% of Mala Noche’s outstanding shares post-closing of the Acquisition. Consequently, a new control person of the Company will be created upon completion of the Acquisition. The TSX Venture Exchange (the “TSX-V”), which has not yet approved the Acquisition, has advised the Company that, in accordance with its policies, it will require that Mala Noche shareholders approve the creation of a new control person of the Company as a condition of approving the Acquisition.

            The San Dimas Mines consist of three underground gold and silver mining operations at Tayoltita, San Antonio (Central Block) and Santa Rita. In 2009, the San Dimas Mines produced 113,018 ounces of gold and 5,093,385 ounces of silver. All milling operations are now carried out at a central milling facility at Tayoltita that processes the production from the three active mining areas in San Dimas.

            Total proven and probable mineral reserves estimated for the San Dimas Mines as of December 31, 2009, are 5.589 million tonnes at a grade of 4.80 grams of gold per tonne and 339 grams of silver per tonne (860,000 ounces of gold and 61 million ounces of silver). The total inferred mineral resources, estimated as of December 31, 2009, for the San Dimas Mines, and not included in the mineral reserves stated above, are approximately 15.166 million tonnes at an approximate grade of 3.31 grams of gold per tonne and 317 grams of silver per tonne (1.6 million ounces of gold and 155 million ounces of silver). A copy of a NI 43-101 technical report on the Tayoltita, San Antonio (Central Block) and Santa Rita mines prepared by Watts, Griffis and McOuat Limited dated June 1, 2010 has been filed on www.sedar.com under Mala Noche’s profile.

Share Consolidation

            As at May 21, 2010, the Company had 60,148,283 Common Shares issued and outstanding. The Company expects to issue shares to raise funds necessary to complete the Acquisition. In order to reduce the increased issued and outstanding capital of the Company that will result from this financing, the Company is proposing that, subject to obtaining all required regulatory and shareholder approvals, its issued and outstanding share capital be consolidated immediately before the closing of the Acquisition on the basis of one new Common Share in the capital of the Company for a number of pre-consolidation Common Shares that is between five and 20 pre-consolidation Common Shares, with the final consolidation ratio to be determined by the board of directors of the Company. See “Share Consolidation”.

Stock Option Matters

            In July 2009, the board of directors approved certain amendments to the Company’s share option plan, including an increase in the number of options issuable thereunder, and made certain option grants that were subject to shareholder approval (the “Insider Options”). In May 2010, the board of directors made further amendments to the Company’s share option plan (the “Amended Share Option Plan”) which incorporate the amendments approved in July 2009 and increase the total number of Common Shares reserved for issuance under the plan to 11,654,657 Common Shares or, if the Company completes the Acquisition, to a maximum of 10% of the outstanding Common Shares at the time of grant of the option. The board of directors approved further amendments to the Amended Share Option Plan which make the plan consistent with the share incentive policies of the Toronto Stock Exchange (the “TSX”), and with share incentive plans of other TSX-listed companies, which amendments will be reflected in a further amended and restated option plan (the “Rolling Plan”). The Rolling Plan will only be effective if the Common Shares are listed on the TSX, which listing is subject to meeting all TSX listing requirements, and there is no assurance that such listing will be obtained. At the Meeting, shareholders will be asked to consider resolutions to approve the grant of the Insider Options, the Amended Share Option Plan and the Rolling Plan. See “Stock Option Matters”.

Approval of Amendments to Articles

            In 2007, the Securities Transfer Act (British Columbia), which enables companies to implement the use of uncertificated shares, came into force. For purposes of efficiency, and in-keeping with electronic record-keeping systems increasingly employed by companies worldwide, the Company proposes that the Company make certain amendments to its Articles in order to accommodate the use of uncertificated shares. See “Amendments to Articles”.

MALA NOCHE RESOURCES CORP.

Suite 1500 – 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Tel. No.: (604) 895-7450 – Fax No.: (604) 639-2148

INFORMATION CIRCULAR
(unless otherwise specified, information is as of May 21, 2010)

            This Information Circular is furnished in connection with the solicitation of proxies by the management of Mala Noche Resources Corp. (the “Company” or “Mala Noche”) for use at the annual and special meeting (the “Meeting”) of its shareholders to be held at 1500 – Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia on Monday, June 28, 2010 at 9:00 a.m. (Vancouver time), for the purposes set forth in the accompanying notice of the Meeting.

            In this Information Circular, references to “we” and “our” refer to Mala Noche. The “board of directors” or the “Board” refers to the board of directors of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Mala Noche shareholders”, “shareholders”, and “shareholders of the Company” refer to shareholders of the Company. “Beneficial Shareholders” means shareholders of the Company who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

            The board of directors has approved the contents and the sending of this Management Information Circular. All dollars amounts referred to herein are in Canadian dollars unless otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

            The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

            The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

            The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

            In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

            If you are a registered shareholder (a shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the Proxy and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given in the Proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet at Computershare’s website, www.computershare.com/ca/proxy. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number;

in all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

            The following information is of significant importance to shareholders of the Company who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders or as set out in the following disclosure.

            If Common Shares are listed in an account statement provided to a Company shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

            Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Company shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

            There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

            The Company is taking advantage of the provisions of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

            These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

            By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) carrying out your voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

            Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

            The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative, which may be yourself, in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

            The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Proxies

            In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare or at the address of the registered office of the Company at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

            A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

            A copy of any documents incorporated herein by reference may be obtained by a shareholder upon request without charge from the Company’s Chief Financial Officer, at Suite 1500 – 885 West Georgia Street, Vancouver, British Columbia, (604) 895-7465. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

            To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year has any material interest in any matter to be acted upon other than the election of directors or the appointment of auditors.

RECORD DATE AND VOTING SECURITIES

Record Date

            The board of directors has fixed May 21, 2010 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

Outstanding Shares

            Mala Noche’s authorized share capital consists of an unlimited number of Common Shares without par value, and an unlimited number of preferred shares without par value. The Common Shares are listed for trading on the TSX Venture Exchange (the “TSX-V”) under the symbol “MLA”. As of May 21, 2010, there were 60,148,283 Common Shares issued and outstanding and no preferred shares issued and outstanding. To the knowledge of the directors and executive officers of the Company, no persons or corporation beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.

            Subject to the rights of holders of preferred shares of the Company, holders of Common Shares are entitled to dividends if, as, and when declared by the directors. Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. No group of shareholders of the Company has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

ELECTION OF DIRECTORS

            Pursuant to the terms of our Articles, the number of directors may be fixed or changed by ordinary resolution, subject to a limited right of the Board to increase the number of directors between shareholder meetings. The number of directors was last fixed by shareholders of the Company at four. At the Meeting, shareholders will be asked to approve an ordinary resolution that the number of directors be fixed at eight.

            Directors of the Company are elected for a term of one year. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until immediately before the election of directors at the Meeting, or if no director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Articles. The term of office of each of the current directors will end immediately before the election of directors at the Meeting.

Nominees for Election

            Five of the eight nominees for election at the Meeting are currently directors of Mala Noche. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

            On June 1, 2010, the Company made the following changes to its senior management: Mr. Joseph Conway became our President and Chief Executive Officer, Mr. Wade Nesmith became our Executive Chairman (formerly Chief Executive Officer and Co-Chair) and Mr. Eduardo Luna became our Executive Vice President and President (Mexico) (formerly President, Chief Operating Officer and Co-Chair). At the Meeting, Messrs. Nesmith and Luna will stand for re-election, and Mr. Conway will be nominated for election as a director of the Company.

            The following disclosure sets out (a) the names of management’s nominees for election as directors and their residency, (b) all major offices and positions with the Company each now holds, (c) each new nominee’s principal occupation, business or employment for the five preceding years, (d) the period of time during which each has been a director of the Company, and (e) the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 21, 2010.

Nominee Name, Position with the Company and Residency	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(2)
Wade Nesmith Executive Chairman Director British Columbia, Canada	Executive Chairman since June 1, 2010; Chief Executive Officer of the Company from October 2008 to June 1, 2010; Co-Chair of the Company from November 2008 to June 1, 2010; President of the Company from October 2008 to September 2009; Associate Counsel with Lang Michener LLP from November 2005 to September 2009 and from January 2004 to December 2004.	Since October 29, 2008	4,178,872(3)
Eduardo Luna Executive Vice President and President (Mexico) Director Mexico State, Mexico	Executive Vice President and President (Mexico) since June 1, 2010; President and Chief Operating Officer of the Company from September 2008 to June 1, 2010; Co- Chair of the Company from November 2008 to June 1, 2010; Chairman of Silver Wheaton Corp. from October 2004 to April 2009; President of Luismin, S.A. de C.V. from February 1991 to August 2007.	Since October 29, 2008	2,715,733(4)
John A. Beaulieu(5)(8) Director Washington, USA	President of Beaumax Inc. since April 1999; Partner of Cascadia Partners LLC from January 1999 to January 2008.	Since October 29, 2008	1,115,639(6)
David Demers(5)(8) Director British Columbia, Canada	Chief Executive Officer of Westport Innovations Inc. since March 1995.	Since October 29, 2008	2,926,005(7)
Michael Riley(5) Director British Columbia, Canada	Corporate Director; retired as an audit Partner from Ernst & Young LLP in 2006 after 26 years with the firm.	Since April 22, 2010	Nil
Joseph Conway(9) President and Chief Executive Officer Nominee Director Ontario, Canada	President and Chief Executive Officer of the Company since June 1, 2010; President and Chief Executive Officer of IAMGOLD Corporation from January 2003 to January 2010.	N/A	Nil

Nominee Name, Position with the Company and Residency	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(2)
Grant Edey Nominee Director Ontario, Canada	Director of Baffinland Iron Mines Corporation since 2008; Chief Financial Officer of IAMGOLD Corporation from January 2003 to August 2007.	N/A	Nil
Robert Quartermain Nominee Director British Columbia, Canada	Chief Executive Officer of Silver Standard Resources Inc. from January 2004 to January 19, 2010; President of Silver Standard Resources Inc. from 1985 to January 19, 2010.	N/A	Nil

(1)	The information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(2)

The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of management of Mala Noche, has been furnished by the Company or has been extracted from insider reports filed by the individual and publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

(3)

Mr. Nesmith holds options to purchase 1,200,000 Common Shares at a per share exercise price of $0.21 expiring on July 29, 2013. Mr. Nesmith also has options to purchase 2,000,000 Common Shares, which vested as to 40% on July 9, 2009, with the remainder vesting as to 30% on each of July 9, 2010 and July 9, 2011, at a per share price of $0.135 for a term of 10 years until July 9, 2019. The vesting options are subject to approval of the shareholders of the Company. See “Stock Option Matters”. Mr. Nesmith also has warrants to purchase 416,666 Common Shares at a per share price of $0.10 until July 2, 2011.

(4)

Mr. Luna holds options to purchase 2,900,000 Common Shares, 900,000 of which have a per share exercise price of $0.21 expiring on July 29, 2013, and 2,000,000 of which vested as to 40% on July 9, 2009, with the remainder vesting as to 30% on each of July 9, 2010 and July 9, 2011 and are exercisable at a per share price of $0.135 for a term of 10 years until July 9, 2019. The vesting options are subject to approval of the shareholders of the Company. See “Stock Option Matters”. Mr. Luna also has warrants to purchase 416,666 Common Shares at a per share price of $0.10 until July 2, 2011.

(5)

Messrs. Riley, Beaulieu and Demers are members of the Company’s Audit Committee. For further information on the composition of the Company’s Audit Committee, see the Company’s Annual Information Form for the year ended December 31, 2009, available online at www.sedar.com.

(6)

Mr. Beaulieu also holds options to purchase 400,000 Common Shares, 200,000 of which have a per share exercise price of $0.21 and expire on July 29, 2013, and 200,000 of which have a per share exercise price of $0.135 and expire on July 9, 2014.

(7)

Mr. Demers also holds options to purchase 600,000 Common Shares, of which 200,000 may be exercised at a per share price of $0.135, and expire on July 9, 2014, and 400,000 may be exercised at a per share price of $0.21 and expire July 29, 2013. Mr. Demers also has warrants to purchase 400,000 Common Shares at a per share price of $0.10 until July 2, 2011.

(8)	Messrs. Demers and Beaulieu are members of the Company’s Compensation Committee.
(9)	Mr. Conway was appointed as President and Chief Executive Officer of the Company on June 1, 2010.

            As of May 21, 2010, our directors and executive officers beneficially own, directly or indirectly, or exert direction or control over, 10,936,249 Common Shares representing 18.18% of our issued and outstanding Common Shares.

Principal Occupation, Business or Employment of Nominees

Wade Nesmith – Director and Executive Chairman

            Mr. Nesmith is the Executive Chairman, and a director and promoter of Mala Noche. He has served in the capacity of director of the Company since October 29, 2008. He acted as President from October 29, 2008 to September 28, 2009, and Chief Executive Officer from October 29, 2008 to June 1, 2010, at which time he was appointed Executive Chairman of the Company. He also served as Co-Chair of the Company from November 2008 until June 1, 2010. He was the President, Chief Executive Officer, Chief Financial Officer and a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company, from December 2006 to December 2009. Mr. Nesmith obtained his Bachelor of Law degree from York University – Osgoode Hall, Ontario in 1977. He is the former Superintendent of Brokers for the Province of British Columbia from 1989 until 1992, and was a senior partner, specializing in securities law, with Lang Michener from 1993 until 1998. He worked with Westport Innovations Inc. from 1998 until 2003, helping to lead their public markets activities and retiring as President, Westport Europe. He is a founding director and remains a director of Silver Wheaton Corp. (TSX, NYSE), Chairman of each of Geovic Mining Corp. (TSX) and Selwyn Resources Ltd. (TSX-V) and has been a director of, among others, Polymer Group, Inc., Broadpoint Securities and Oxford Automotive, each majority owned by MatlinPatterson, a New York based private equity group.

Eduardo Luna – Director, Executive Vice President and President (Mexico)

            Mr. Luna has been a director and Co-Chair of the Company since November, 2008 and on September 28, 2009 he accepted the additional appointments of President and Chief Operating Officer of the Company. He acted in these capacities until June 1, 2010 at which time he became Executive Vice President and President (Mexico). From July 2008 until December 2009 he was a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company. Mr. Luna was Chairman of Silver Wheaton Corp. from October 2004 to April 2009 and its Chief Executive Officer from October 2004 to April 2006; Executive Vice President of Wheaton River Minerals Ltd. from June 2002 to April 2005, Executive Vice President of Goldcorp Inc. from March 2005 to September 2007, and President of Luismin, S.A. de C.V. from 1991 until 2007. He is a director of Alamos Gold Inc., Farallon Resources Ltd., Geologix Explorations Inc., and Rochester Resources Ltd. He holds a degree in Advanced Management from Harvard University, a Master of Business Administration degree from Instituto Tecnólogico de Estudios Superiores de Monterrey and a Bachelor of Science degree in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Penoles for five years. He was on two occasions President of the Mexican Mining Chamber and he was also a former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

John A. Beaulieu – Director

            Mr. Beaulieu has been a director of the Company since October 29, 2008. In 1990 Mr. Beaulieu co-founded Cascadia Pacific Management, LLP, a venture capital fund in Portland, Oregon. Since 1986, Mr. Beaulieu has been actively involved in finding, financing, and assisting with the growth of more than 70 emerging growth technology-based companies. Mr. Beaulieu obtained a Bachelor of Commerce degree in 1956 and a Masters of Business Administration degree in 1963, both from Santa Clara University of California. Mr. Beaulieu's business career included being President of Steelcraft Corporation and holding other general management positions at American Standard Co. and Evans Products Company. Mr. Beaulieu has had previous executive employment with Proctor & Gamble Co., Ford Motor Co. and Arthur Young & Co. Mr. Beaulieu is Chairman of the board of Westport Innovations Inc. and past Chairman of a Nasdaq-listed pharmaceutical research company as well as a board member of other privately-held venture backed enterprises and one socially-focused organization.

David Demers – Director

            Mr. Demers is a founder of Westport Innovations Inc. and has been Chief Executive Officer and a director since the company was formed in March 1995. Before founding Westport Innovations, Mr. Demers worked for IBM Canada Ltd. and then founded and served as President of a closely-held consulting company specializing in software marketing, finance and business transformation for early stage technology companies. Mr. Demers obtained a Bachelor of Physics Degree in 1976 and a Bachelor of Law Degree in 1978, both from the University of Saskatchewan. Mr. Demers is also a member of the board of directors of Cummins Westport Inc., a private company in which Westport Innovations has a 50% investment, and Juniper Engines Inc., a private company in which Westport Innovations has a 49% investment.

Michael Riley – Director

            Mr. Riley retired as a senior audit partner from Ernst & Young LLP in September 2006 after a career spanning more than 25 years with the firm. He became a partner in the firm’s Montreal office in 1985, where he worked with clients in the retail, pharmaceutical, manufacturing and resource industries. He relocated to the firm’s Vancouver office in 1995, where his responsibilities included serving as the lead audit engagement partner for the office’s largest Canadian and U.S.-listed public company clients in mining, transportation, and banking. He also spent two years leading the Vancouver office’s Mergers & Acquisitions due diligence practice. Before joining Ernst & Young, Mr. Riley’s worked for Bell Canada (now BCE) and spent his early years as an articling student and Chartered Accountant with Peat, Marwick, Mitchell & Co. (now KPMG LLP). Mr. Riley is also a director and Chairman of the Audit Committee of British Columbia Lottery Corporation, a director and Chairman of the Audit Committee of Seacliff Construction Corp., and a director of the Vancouver Symphony Society and the BCAA Traffic Safety Foundation. Mr. Riley has been a Chartered Accountant since 1978 and is a member of both the Institute of Chartered Accountants of B.C. and the Ordre des comptables agréés du Quebec. He graduated with a Bachelor of Commerce degree from Concordia University in 1975 majoring in operations research and quantitative methods. He also earned a graduate degree in public accounting from McGill University in 1977.

Joseph Conway – President, Chief Executive Officer and Nominee Director

            Mr. Conway was appointed President and Chief Executive Officer of the Company on June 1, 2010. He served as President and Chief Executive Officer of IAMGOLD Corporation from January 2003 until January 15, 2010. Mr. Conway was President, Chief Executive Officer and a director of Repadre Capital Corporation from September 1995 until January 2003. From 1989 until 1995, he was Vice President and a director of Nesbitt Burns, a Canadian investment dealer. He was a stock analyst with Walwyn Stodgell Cochran and Murray from 1987 to 1989, and a mine and exploration geologist from 1981 to 1985. Mr. Conway has a Bachelor of Science degree from Memorial University and a Master of Business Administration degree from Dalhousie University.

Grant Edey – Nominee Director

            Mr. Edey was Chief Financial Officer of IAMGOLD Corporation from January 2003 until August 2007. From 1996 until 2002, he was the Vice President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Before joining Repadre Capital Corporation, Mr. Edey held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algon Limited and INCO Limited. Mr. Edey has a Masters degree in Business Administration from the Ivey School of Business, University of Western Ontario and a Bachelor of Science (Mining Engineering) degree from Queen’s University.

Robert Quartermain – Nominee Director

            Dr. Quartermain, D.Sc., served as President of Silver Standard Resources Inc. from January 1985 until January 2010, and as Chief Executive Officer from January 2004 until January 2010. Dr. Quartermain worked for the Geological Survey of Canada and in private industry on mapping and exploration programs from 1976 until 1982. He also worked for Teck Corp. before becoming President of Silver Standard Resources Inc. in 1985. Dr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, and a Master of Science degree in mineral exploration from Queen’s University. He was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

            Within the last 10 years before the date of this Information Circular, no proposed nominee for election was a director, Chief Executive Officer, or Chief Financial Officer of any company (including in respect of Mala Noche) that was:

(a)	subject to an order that was issued while the proposed director was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer; or

(b)

subject to an order that was issued after the proposed director ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer.

            Except as set out below, no proposed director is, at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including in respect of Mala Noche) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

            In December 2003, Wade Nesmith was appointed to the board of Oxford Automotive Inc., a private company based in Michigan. In December 2004, with the support of its secured creditors, Oxford Automotive filed a plan of bankruptcy for certain of its North American subsidiaries under US bankruptcy legislation. It emerged from bankruptcy protection in March, 2005. Mr. Nesmith is the Executive Chairman and a current director of Mala Noche, and he is a nominee for re-election as a director of Mala Noche at the Meeting.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

            The purpose of this section is to provide information about Mala Noche’s compensation-related objectives and procedures and to disclose the compensation decisions relating to the Company’s named executive officers (“Named Executive Officers” or “NEOs”) listed in the summary compensation table below. For the fiscal year ended December 31, 2009, the Company is treating the following individuals as its Named Executive Officers:

  Wade Nesmith, Executive Chairman, was President (from October 29, 2008 until September 28, 2009), Chief Executive Officer (from October 29, 2008 until June 1, 2010), and Co-Chair (from November 28, 2008 until June 1, 2010);

  Eduardo Luna, Executive Vice President and President (Mexico) was President and Chief Operating Officer (from September 28, 2009 until June 1, 2010), and Co-Chair (from November 28, 2008 until June 1, 2010);

  David Blaiklock, Chief Financial Officer (since July 6, 2009); and

  John Boddie was Chief Financial Officer (from October 29, 2008 until July 6, 2009).

            To date, Mala Noche has been a mineral exploration company with an option to acquire a property interest in the Ventanas property located in the State of Durango, Mexico. We currently have no significant revenues from operations, and we often operate with limited financial resources in order to ensure that funds are available to complete our scheduled programs. Consequently, in determining executive compensation, the Board considers the Company’s financial circumstances at the time decisions are made regarding executive compensation, and also the anticipated financial situation of the Company in the mid and long-term. As a result of our lack of operational revenue, we consider stock options to be an important component of executive compensation insofar as they do not require cash disbursement by Mala Noche. In 2009 we had consulting services agreements with each of our NEOs pursuant to which they were paid monthly management consulting fees. These agreements have recently been replaced with employment contracts. See - “Employment Agreements; Termination and Change in Control Benefits”.

            Additional information about Mala Noche and our operations is available in our audited consolidated financial statements and Management’s Discussion & Analysis for the year ended December 31, 2009, which have been filed with regulators and are available for viewing on SEDAR at www.sedar.com.

Compensation Objectives and Principles

            The primary goal of our executive compensation process is to attract and retain the key executives necessary for Mala Noche’s long term success, to encourage executives to further the development of Mala Noche and its operations, and to motivate top-quality, experienced executives. Although we consider base salary, a potential annual incentive award, and incentive stock options to be the key elements of executive compensation awarded by Mala Noche, the Board is of the opinion that all elements should be considered, rather than any single element.

Compensation Process

            The Compensation Committee of Mala Noche is responsible for recommending the compensation of the Company’s executive officers to the Board. In establishing compensation for executive officers, the committee seeks to accomplish the following goals:

  To recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other mineral resource companies of a comparable size and stage of business development;

  To motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met; and

  To align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s share option plan.

            The Board is responsible for reviewing the compensation-related recommendations of the committee, and recommendations related to compensation for any other officers of Mala Noche from time to time, and to ensure such arrangements reflect the responsibilities and risks associated with each position.

            When considering the appropriate executive compensation to be paid to our officers, the Committee has regard to a number of factors including: (a) recruiting and retaining executives critical to the success of Mala Noche and the enhancement of shareholder value; (b) providing fair and competitive compensation; (c) balancing the interests of management and our shareholders; (d) rewarding performance, both on an individual basis and with respect to operations generally; and (e) available financial resources.

Option-Based Awards

            Long-term incentives in the form of stock options are intended to align the interests of our directors and executive officers with those of our shareholders and to provide a long-term incentive to reward those individuals for their contribution to the generation of shareholder value, while reducing the burden of cash compensation that would otherwise be payable by Mala Noche. Stock option awards may also be granted to directors in satisfaction of the equity component of directors’ compensation as outlined below under “Director Compensation”.

            Our share option plan is administered by the board of directors. In determining the number of incentive stock options to be granted to the Named Executive Officers, the Board has regard to several considerations including the number of stock options granted to officers of other publicly-traded companies similar to Mala Noche in terms of assets and industry, previous grants of options, and the overall number of outstanding options relative to the number of outstanding Common Shares, as well as the degree of effort, time, responsibility, ability, experience and level of commitment of the executive officer. For a detailed discussion of our current share option plan, amendments to the plan which have been approved by the Board and for which shareholder approval is sought, see “Stock Option Matters”.

Benefits and Perquisites

            For a discussion regarding benefits and perquisites to be made available to certain Executives upon completion of the Acquisition, see “ – Post-Acquisition Executive and Director Compensation”.

Summary Compensation Table

            The compensation paid to the Named Executive Officers during the Company’s two most recently completed financial years is as set out below:

Name and current principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long-term incentive plans
Wade Nesmith(2) Executive Chairman (formerly CEO and Co- chair)	2009 2008	Nil Nil	Nil Nil	–(2) 162,828(2)	Nil Nil	Nil Nil	30,000(2) 5,000(2)	30,000 167,828
Eduardo Luna(3) Executive Vice President and President (Mexico) (formerly President, Co-Chair, and Chief Operating Officer)	2009 2008	Nil Nil	Nil Nil	–(3) 122,121(3)	Nil Nil	Nil Nil	30,000(3) 5,000(3)	30,000 127,121

Name and current principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long-term incentive plans
David Blaiklock(4) CFO (since July 6, 2009)	2009 2008	Nil N/A	Nil N/A	– (4) N/A	Nil N/A	Nil N/A	66,000(4) N/A	66,000 N/A
John Boddie(5) CFO (October 29, 2008 – July 6, 2009)	2009 2008	Nil Nil	Nil Nil	27,397(5) 10,818(5)	Nil Nil	Nil Nil	24,000(5) 4,000(5)	51,397 14,818

(1)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which employee options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the options were freely traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes.

(2)

During the fiscal year ended December 31, 2009, Mr. Nesmith’s compensation was paid pursuant to the terms of a consulting services agreement dated July 14, 2008 among Mala Noche, Mr. Nesmith, and Nesmith Capital Corp., a private company controlled by Mr. Nesmith through which Mr. Nesmith received his compensation. Mr. Nesmith was paid a fee of $2,500 per month for his consulting services, and was entitled to receive stock options under Mala Noche’s share option plan. “All other compensation” in the Summary Compensation Table represents management fees of $2,500 per month for the months of November and December 2008, the first two months of fiscal 2008 following completion of Mala Noche’s qualifying transaction, and the monthly payment of $2,500 for each month from January to December, 2009. Mr. Nesmith currently receives his compensation pursuant to the terms of an executive employment agreement effective April 1, 2010. See “ – Employment Agreements; Termination and Change in Control Benefits”. On July 29, 2009, Mr. Nesmith was granted options to purchase 2,000,000 Common Shares at a per share price of $0.135 per share for a term of 10 years until July 9, 2019, which options vested as to 40% on July 9, 2009 and the remainder vesting as to 30% on each of July 9, 2010 and July 9, 2011. These options cannot be exercised, and are deemed not granted until amendments to the Company’s stock option plan have been approved by shareholders of the Company. See “Stock Option Matters”. Assuming that shareholder approval was not required in relation to the vesting options, the fair value of such options on the date of grant (which would have been recognized over the vesting period) would have been $228,777. Mr. Nesmith also holds options to purchase 1,200,000 Common Shares in the capital of the Company at a per share price of $0.21 until July 29, 2013, which were granted on October 29, 2008. The fair value of the options is estimated using the Black-Scholes option pricing model.

(3)

Pursuant to the terms of a consulting services agreement among Eduardo Luna and Mala Noche dated September 10, 2008, Eduardo Luna provided certain consulting services, assisted with respect to Mala Noche’s Mexican operations, and assisted with Company financing, all for a monthly fee of $2,500. “All other compensation” in the Summary Compensation Table represents management fees of $2,500 per month for the months of November and December 2008, the first two months of fiscal 2008 following completion of Mala Noche’s qualifying transaction, and the monthly payment of $2,500 for each month from January to December 2009. Mr. Luna currently receives his compensation pursuant to an executive employment agreement. See “ – Employment Agreements; Termination and Change in Control Benefits”. On July 9, 2009, Mr. Luna was granted options to purchase 2,000,000 Common Shares at a per share price of $0.135 per share for a term of 10 years until July 9, 2019, which options vested as to 40% on July 9, 2009 and the remainder vesting as to 30% on each of July 9, 2010 and July 9, 2011. These options cannot be exercised, and are deemed not granted until amendments to the Company’s stock option plan have been approved by shareholders of the Company. See “Stock Option Matters”. Assuming that shareholder approval was not required in relation to the vesting options, the fair value of such options on the date of grant (which would have been recognized over the vesting period) would have been $228,777. Mr. Luna also holds options to purchase 900,000 Common Shares in the capital of the Company at a per share price of $0.21 until July 29, 2013, which were granted on October 29, 2008. The fair value of the options is estimated using the Black-Scholes option pricing model.

(4)

During the year ended December 31, 2009, Mr. Blaiklock received his compensation pursuant to the terms of a consulting services agreement with Mala Noche. “All other compensation” in the Summary Compensation Table represents a monthly management consulting fee of $11,000 paid to Mr. Blaiklock pursuant to the terms of this consulting services agreement. Mr. Blaiklock currently receives his compensation pursuant to the terms of an executive employment agreement effective April 1, 2010. See “ – Employment Agreements; Termination and Change in Control Benefits”. On July 9, 2009, Mr. Blaiklock was granted options to purchase 1,200,000 Common Shares, at a per share price of $0.135 per share for a term of 10 years until July 9, 2019, which options vested as to 40% on July 9, 2009 and the remainder vesting as to 30% on each of July 9, 2010 and July 9, 2011. These options cannot be exercised, and are deemed not granted until amendments to the Company’s share option plan have been approved by shareholders of the Company. See “Stock Option Matters”. Assuming that shareholder approval was not required in relation to the vesting options, the fair value of such options on the date of grant (which would have been recognized over the vesting period) would have been $137,266. The fair value of the options is estimated using the Black-Scholes option pricing model.

(5)

During the fiscal year ended December 31, 2009, Mr. Boddie’s compensation was paid pursuant to the terms of a consulting services agreement with the Company. “All other compensation” in the Summary Compensation Table represents management fees of $2,000 per month for the period from January 2009 until December 2009. In addition, Mr. Boddie received management fees of $2,000 per month for the months of November and December 2008, the first two months of fiscal 2008 following completion of Mala Noche’s qualifying transaction. Mr. Boddie has been retained as a consultant to the Company on an as-needed basis until May 1, 2011. Mr. Boddie holds options to purchase 75,000 Common Shares at a per share price of $0.15 until February 27, 2013 and options to purchase 300,000 Common Shares at a per share price of $0.135 until July 9, 2014. The fair value of the options is estimated using the Black-Scholes option pricing model.

            As of the date of this Information Circular, Mala Noche does not offer any benefits to its Named Executive Officers other than as disclosed in this Information Circular. See “ – Employment Agreements; Termination and Change in Control Benefits” for a discussion of benefits awarded pursuant to the terms of executive employment agreements among each of Messrs. Nesmith, Luna and Blaiklock, as well as Mr. Joe Conway, the Company’s new CEO, certain of which will become effective upon completion of the Acquisition.

Incentive Plan Awards

Outstanding Option-Based Awards

            The following table lists the awards granted to Named Executive Officers that are outstanding at the end of the most recently completed fiscal year, December 31, 2009. This table includes awards granted before the most recently completed financial year.

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)
Wade Nesmith Executive Chairman	1,200,000 2,000,000(2)	0.21 0.135	July 29, 2013 July 9, 2019	Nil – (3)
Eduardo Luna Executive Vice President, President (Mexico)	900,000 2,000,000(2)	0.21 0.135	July 29, 2013 July 9, 2019	Nil – (3)
David Blaiklock CFO	1,200,000(2)	0.135	July 9, 2019	– (3)
John Boddie CFO (October 29, 2008 – July 6, 2009)	75,000 300,000	0.15 0.135	February 27, 2013 July 9, 2014	3,750 19,500

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying stock on the TSX-V on December 31, 2009. The market value is the closing price of Mala Noche’s Common Shares on the TSX-V on December 31, 2009, the last day the Common Shares traded on the TSX-V during the year ended December 31, 2009. The closing price of the shares on December 31, 2009 was $0.20.

(2)

Options to purchase Common Shares which vested as to 40% on July 9, 2009, with the remainder vesting as to 30% on each of July 9, 2010 and July 9, 2011 and are exercisable at a per share price of $0.135 for a term of 10 years until July 9, 2019. These options are not exercisable until amendments to the Company’s stock option plan have been approved by shareholders of the Company. See “Stock Option Matters”.

(3)

Options were granted subject to approval of shareholders of the Company which has not been obtained (2,000,000 to each of Messrs. Nesmith and Luna, and 1,200,000 to Mr. Blaiklock). Accordingly, the Company has not recorded these options as being outstanding. If the options had been available for exercise on the grant date, the value of unexercised in-the-money options would have been $130,000 in respect of each of Messrs. Nesmith and Luna , and $78,000 in respect of Mr. Blaiklock. See “Stock Option Matters”.

Incentive Plan Awards – Value Vested or Earned During the Year ended December 31, 2009

            The following table summarizes for each Named Executive Officer the value of option-based awards vested, and the value earned by non-equity incentive plan compensation, during the year ended December 31, 2009:

Name	Option-based awards – Value vested during the year ended December 31, 2009 ($)(1)	Non-equity incentive plan compensation – Value earned during the year ended December 31, 2009 ($)
Wade Nesmith Executive Chairman	– (2)	Nil
Eduardo Luna Executive Vice President, President (Mexico)	– (2)	Nil
David Blaiklock CFO	– (2)	Nil
John Boddie CFO (October 29, 2008 – July 6, 2009)	27,397	Nil

(1)	The fair values of the options are estimated using the Black-Scholes option pricing model.

(2)

Options granted to Messrs. Nesmith, Luna and Blaiklock vested as to 40% on July 9, 2009, with the remainder vesting as to 30% on each of July 9, 2010 and July 9, 2011 and are exercisable at a per share price of $0.135 for a term of 10 years until July 9, 2019. These options cannot be exercised, and are deemed not granted, until certain amendments to the Company’s stock option plan have been approved by shareholders of the Company. See “Stock Option Matters”. If shareholder approval was not required in respect of the vesting options, the fair value on the date of grant of the options that vested during the year ended December 31, 2009 would have been $124,417 in respect of Mr. Nesmith, $124,417 in respect of Mr. Luna and $74,650 in respect of Mr. Blaiklock.

            Other than the employment arrangements entered into with certain key executives in connection with the Acquisition (see “ – Employment Agreements; Termination and Change in Control Benefits”), there are no other contracts, agreements, plans or arrangements that provide for payments to a NEO at, following, or in connection with any termination (whether voluntary, involuntary, or constructive) resignation, retirement, change in control of the Company, or a change in a NEO’s responsibilities.

Director Compensation

            In 2009, Mala Noche did not pay any compensation or grant any options to Messrs. Beaulieu, Demers, Luna or Nesmith for their services as directors. For a discussion of Management’s proposed directors’ compensation see “ – Post-Acquisition Executive and Director Compensation” and “Acquisition Option Awards for Executives and Directors”.

            Directors are entitled to be reimbursed for their reasonable expenses incurred in relation to the performance of their duties as directors. The Company may, from time to time, grant incentive stock options to purchase Common Shares. See “ – Outstanding Option-Based Awards”.

            The following disclosure summarizes the amount of compensation provided to each of the directors of Mala Noche during the Company’s most recently completed financial year ended December 31, 2009, but excludes the compensation of Messrs. Nesmith and Luna as they were compensated solely as officers of the Company and Mr. Michael Riley who was not a director in 2009. See “ – Summary Compensation Table” for a summary of the compensation paid to Mr. Nesmith and Mr. Luna during the financial year ended December 31, 2009.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
John Beaulieu	Nil	Nil	18,265(2)	Nil	Nil	18,265
David Demers	Nil	Nil	18,265(2)	Nil	Nil	18,265

(1)	The fair value of the options is estimated using the Black-Scholes option pricing model.
(2)	Each of Messrs. Beaulieu and Demers hold options to purchase 200,000 Common Shares at a per share price of $0.135 until July 9, 2014.

            For a summary of director compensation after completion of the Acquisition and the proposed director compensation strategy adopted by the Board to be implemented concurrently with the completion of the Acquisition, See “ – Post-Acquisition Executive and Director Compensation”.

Outstanding Option-Based Awards

            The following table lists the awards granted to Mala Noche’s directors that are outstanding at the end of the most recently completed financial year, December 31, 2009. This table includes awards granted before the most recently completed financial year.

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
John Beaulieu	200,000	0.21	July 29, 2013	Nil
	200,000	0.135	July 9, 2014	13,000
David Demers	400,000	0.21	July 29, 2013	Nil
	200,000	0.135	July 9, 2014	13,000

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying stock on the TSX-V on December 31, 2009. The market value is the closing price of Mala Noche’s Common Shares on the TSX-V on December 31, 2009, the last day the Common Shares traded on the TSX-V during the year ended December 31, 2009. The closing price of the shares on December 31, 2009 was $0.20.

Incentive Plan Awards – Value Vested or Earned During the Year ended December 31, 2009

            The following table summarizes for each director the value of option-based awards vested, and the value earned by non-equity incentive plan compensation, during the year ended December 31, 2009:

Name	Option-based awards – Value vested during the year ended December 31, 2009 ($)(1)	Non-equity incentive plan compensation – Value earned during the year ended December 31, 2009 ($)
John Beaulieu	18,265	Nil
David Demers	18,265	Nil

(1)	The fair value of the options is estimated using the Black-Scholes option pricing model.

Employment Agreements; Termination and Change in Control Provisions

            Messrs. Blaiklock, Conway, Luna and Nesmith are party to certain executive employment agreements with Mala Noche (the “Executive Employment Agreements”). Initial drafts of the Executive Employment Agreements were presented to and reviewed by the members of the Compensation Committee. To assist the Compensation Committee in its review, the Committee engaged separate legal counsel to consider the draft agreements and reviewed and relied upon the recommendations set out in an independent consultant’s report (see “ – Post-Acquisition Executive and Director Compensation). Following its review, the Compensation Committee recommended that the Board adopt the recommendations of the consultant’s report as it relates to executive compensation, and the Board adopted the report.

            Pursuant to the terms of the Executive Employment Agreements, Messrs. Blaiklock, Conway, Luna, and Nesmith are eligible to participate in the Company’s share option plan, are entitled to participate in any bonus plan established by the Board, and may receive, at the discretion of the Board, an annual performance-based bonus. See “ – Executive Benefits and Perquisites” and “ – Acquisition Option Awards for Executives and Directors” for a discussion of the awards approved by the Board for granting to such Executives pursuant to such plans upon completion of the Acquisition. In accordance with the terms of the Executive Employment Agreements, Messrs. Blaiklock, Conway, Luna, and Nesmith are also entitled to receive other standard benefits made available by the Company, and are entitled to be reimbursed for all reasonable expenses incurred in connection with their duties on behalf of the Company.

            The Executive Employment Agreements provide for a portion of each executive employee’s base annual salary (the “Base Salary”) to be deferred until the Company completes a fundamental acquisition (the “Deferred Salary”). For the purposes of the Executive Employment Agreements, a fundamental acquisition is an acquisition by the Company with a value of at least $400 million, which would include the Acquisition. If and when a fundamental acquisition is concluded, then (a) the amount of the accrued Deferred Salary will be paid by Mala Noche in one or more lump sum payments, and (b) the Base Salary will be paid in full on a going-forward basis.

            In the event of a termination without cause, the terminated executive will be entitled to either a certain amount of notice, termination payment, or a combination of notice and termination payment, and in certain cases, a bonus payment. The Executive Employment Agreements also include dual-trigger “Change in Control” provisions that will trigger the payment of severance to an executive if, at any time within 12 months after the occurrence of a “Change in Control”: (a) the executive is terminated without cause, or (b) the executive elects to resign because of a material reduction or change in his position, duties, or remuneration. The amount of severance will be based on the Base Salary less the Deferred Salary portion in connection with a change of control prior to the completion of a fundamental acquisition, or will be based on the full Base Salary including the Deferred Salary portion if a fundamental acquisition has completed before, concurrently with, as part of, or within 12 months of the Change in Control, in which case the severance will be equal to 150% of the Base Salary in the case of Mr. Blaiklock, and 200% of such amount in the case of Messrs. Conway, Nesmith and Luna. In addition, all outstanding options granted to a terminated employee, and any options agreed to be issued to such employee upon the occurrence of a certain event, will vest immediately, subject to the terms of the Company’s share option plan, and continue to be exercisable for the duration of the relevant term.

            Pursuant to the terms of the Executive Employment Agreements, the compensation paid to each executive will be subject to annual review by the Board which shall consider factors such as the performance of the executive, the performance of the Company, and comparable salaries in the industry and marketplace.

            The Executive Employment Agreements are effective until such time as they are terminated in accordance with the terms of the agreements. Any waiver to the terms of the Executive Employment Agreements must be consented to in writing by the non-waiving party, and in the case of the Company, approved by the board of directors.

            The estimated incremental payments from the Company to each executive employee upon termination without cause or resignation related to a Change in Control, assuming the triggering event occurred on December 31, 2009 and that the Executive Employment Agreements were in effect as of such a date, are as follows:

NEO		Change in Control
		Fundamental acquisition has not completed prior to, concurrently with, as part of, or within 12 months after a Change in Control(1)	Fundamental acquisition completed prior to, concurrently with, as part of, or within 12 months after a Change in Control(1)
Wade Nesmith(2) Executive Chairman	Salary	$300,000	$800,000
	Bonus (3)	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.
Joseph Conway CEO	Salary	$300,000	$1,200,000
	Bonus (3)	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.
Eduardo Luna(2) Executive Vice President and President (Mexico)	Salary	$300,000	$800,000
	Bonus (3)	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.
David Blaiklock CFO	Salary	$198,000	$412,500
	Bonus (3)	One and one-half times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.	One and one-half times the average amount of annual bonuses paid to the executive in the two years prior to the termination or resignation date.

(1)

In addition to the salary payable to an executive upon resignation or termination in the event of a Change in Control, each of Messrs. Conway, Blaiklock, Luna and Nesmith will be entitled to all amounts earned but unpaid prior to the termination or resignation date including: (a) outstanding and accrued vacation pay, Deferred Salary; and (b) all reimbursable expenses.

(2)

In connection with the recent changes in their positions, respectively, to Executive Chairman and Executive Vice President and President (Mexico) Messrs. Nesmith and Luna have agreed to waive the potential application of any related rights they may have under the terms of their Executive Employment Agreements.

(3)

In the event that any of Messrs. Blaiklock, Conway, Luna, or Nesmith, as applicable, has not been paid a bonus during such two- year period, then the bonus amounts payable upon resignation or termination, as applicable, will not be less than the target bonus amounts set annually by the Board pursuant to the terms of the applicable Executive Employment Agreement.

            The estimated incremental payments from the Company to each executive employee upon termination without cause not related to a Change of Control, assuming the triggering event occurred on December 31, 2009 and that the Executive Employment Agreements were in effect as of such a date, are as follows:

NEO		Termination Without Cause
		Fundamental acquisition has not completed prior to or within 12 months of such termination	Fundamental acquisition completed prior to or within 12 months of such termination
Wade Nesmith Executive Chairman	Salary	$37,500(1)	$800,000(2)
	Bonus	Nil	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination date.(3)
Joseph Conway CEO	Salary	$37,500(1)	$1,200,000(2)
	Bonus	Nil	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination date.(3)
Eduardo Luna Executive Vice President and President (Mexico)	Salary	$37,500(1)	$800,000(2)
	Bonus	Nil	Two times the average amount of annual bonuses paid to the executive in the two years prior to the termination date.(3)
David Blaiklock CFO	Salary	$33,000(1)	$412,500(4)
	Bonus	Nil	One and one-half times the average amount of annual bonuses paid to the executive in the two years prior to the termination date.(5)

(1)

If any of Messrs. Conway, Nesmith, Luna or Blaiklock are terminated without cause and the Company has not completed a fundamental acquisition before or within 12 months of such termination, then the terminated executive will be entitled to either a maximum of three months notice in accordance with the terms of the applicable Executive Employment Agreement, payment in lieu of notice based on the Base Salary less the Deferred Salary, or a combination of payment and notice.

(2)

If any of Messrs. Conway, Nesmith, or Luna are terminated without cause and the Company has completed a fundamental acquisition before or within 12 months of such termination, then the terminated executive will be entitled to either 24 months notice, payment in lieu of notice based on the full Base Salary, or a combination of payment and notice, and a bonus.

(3)

In the case of Messrs. Conway, Nesmith, or Luna, if the terminated executive has not been paid a bonus during such two year period, then he will be paid a bonus of at least twice the amount of the target bonus set by the Board in accordance with the terms of the relevant Executive Employment Agreement.

(4)

If Mr. Blaiklock is terminated without cause and the Company has completed a fundamental acquisition before or within 12 months of such termination, then he will be entitled to either 18 months notice, payment in lieu of notice based on the full Base Salary, or a combination of payment and notice, and a bonus.

(5)

If Mr. Blaiklock has not been paid a bonus during such two year period, then he will be paid a bonus of at least 1.5 times the amount of the target bonus set by the Board in accordance with the terms of the Executive Employment Agreement.

Post-Acquisition Executive and Director Compensation

            The Compensation Committee engaged a third party compensation advisor to, among other things, assess director compensation for the Company on a post-Acquisition operating basis. The results are set out in a report entitled “Review of Senior Executive and Director Compensation” prepared by an independent consultant and dated March 31, 2010 (the “Consultant’s Report”) which recommended a compensation strategy that includes salary, bonus and long-term incentive awards including stock options based upon a review of compensation strategies of similar mining companies. Recommendations made under the Consultant’s Report are reflected in the terms of the Executive Employment Agreements for Messrs. Nesmith, Luna and Blaiklock. The Consultant’s Report did not address the Phantom Share Unit Plan or the Acquisition Incentive Options (each as defined below).

Executive Benefits and Perquisites

            On May 29, 2010, the Board approved a phantom share unit plan (the “Phantom Share Unit Plan”). This plan provides contingent future compensation based on Common Share price performance, but is payable only in cash and represents no potential for share dilution. Each unit granted under this plan will vest on the third anniversary of grant and a holder of a unit is entitled to receive at that time an amount equal to the average trading price per Common Share over the 20 preceding trading days. However, in the event of death or total disability of a holder or a termination of the employment of a holder without cause or a holder resigns because of a material reduction in position, duties or remuneration within 12 months after a change of control, such holder’s units will immediately vest and be paid out based on the then average trading price. The Compensation Committee and the Board believe that this plan, combined with other components of compensation, provides a broader range of alternatives in developing retention and performance incentives for officers and employees that more directly align their interests with those of current and future shareholders of the Company.

            On May 29, 2010, the Board further approved the award of certain phantom share units pursuant to the Phantom Share Unit Plan to Messrs. Conway, Nesmith and Luna, to be granted concurrently with the closing of the Acquisition. Mr. Conway will be granted that number of units determined by dividing $4.5 million, Messrs. Nesmith and Luna will each be granted that number of units determined by dividing $2.25 million, and by the issue price of the Common Shares to be distributed under the Acquisition Financing.

Proposed Director Compensation

            In its consideration of the implementation of a director compensation strategy, the Compensation Committee reviewed the Consultant’s Report and, relying on such report, on April 22, 2010, delivered its recommendation to adopt the compensation strategy set out in the Consultant’s Report including additional director compensation for incumbent directors and compensation for new directors related to services provided or to be provided in connection with the Acquisition. On April 22, 2010, the Board adopted the Consultant’s Report and implemented as Company policy regarding directors’ compensation a compensation strategy consistent with the Consultant’s Report, other than the annual cash compensation payable to the Chair of the Audit Committee which the Board adjusted from $15,000 to $20,000 based on data collected from publicly-filed documents. The Board is satisfied that the compensation structure, including the Acquisition Incentive Options and Additional Acquisition Incentive Options discussed below, is reasonable and will help attract and retain superior candidates for Board service, including in connection with the Acquisition.

Services Provided	Compensation Payable
Lead Director	$80,000 per year
Board Member	$50,000 per year
Chair, Audit Committee	$20,000 per year
Chair, Compensation Committee	$10,000 per year
Chair, Other Committee	$5,000 per year
Meeting Fees	$1,500 per meeting
Travel Day Fees	$1,500 per day

            In addition to the cash compensation strategy outlined above, the Board adopted the recommendation set out in the Consultant’s Report that, in the first year following completion of the Acquisition, the Company use options as the equity component of directors compensation. See “ – Post-Acquisition Executive and Director Compensation” for a description of the Acquisition Incentive Options to be granted to directors concurrently with the closing of the Acquisition, subject to completion of the Acquisition and to approval by shareholders of certain amendments to the Company’s share option plan.

Acquisition Option Awards for Executives and Directors

Acquisition Incentive Options

            In approving the Acquisition, the Board agreed to grant to its directors and officers options to acquire Common Shares concurrent with the closing of the Acquisition (the “Acquisition Incentive Options”). A total of 11,950,000 Common Shares (on a pre-consolidation basis – see “ – Share Consolidation”) are intended to be reserved for issue on the grant of the Acquisition Incentive Options to the following persons: Mr. Nesmith (3,600,000), Mr. Luna (3,600,000), Mr. Blaiklock (1,800,000), Mr. Demers (1,000,000), Mr. Beaulieu (1,000,000), Mr. Riley (700,000), and Mr. Stephen Wortley, Corporate Secretary (250,000). The Acquisition Incentive Options will have an exercise price equal to the greater of the price at which the equity financing to fund the cash portion of the purchase price payable on the Acquisition is completed and the market price, have a term of five years and will vest over two years, with 1/3 vesting on the date of grant and 1/3 vesting on each of the next two anniversaries of the grant date. The Acquisition Incentive Options will be granted under the Rolling Plan (see “Stock Option Matters”) or, if that plan is not in effect at the time of grant, the Amended Share Option Plan (see “Stock Option Matters”).

Additional Acquisition Incentive Options

            The Board has also agreed to grant additional stock options to its directors and officers as incentive for future efforts to be put forth in connection with the business of the Company following the completion of the Acquisition (the “Additional Acquisition Incentive Options”). The Additional Acquisition Incentive Options are intended to reserve for issuance under the Rolling Plan or, if that plan is not in effect at the time of grant, the Amended Share Option Plan, a specified percentage of the outstanding Common Shares (on a post-Acquisition basis) as follows: Mr. Conway (1.5%), Mr. Nesmith (1.0%), Mr. Luna (1.0%), Mr. Blaiklock (0.3%), Mr. Demers (0.15%), Mr. Riley (0.15%), Mr. Edey (0.15%), Dr. Quartermain (0.15%) and Mr. Wortley (0.075%), for a total of 4.475% of the outstanding Common Shares. The Rolling Plan and the Amended Share Option Plan each contemplate that 10% of the outstanding Common Shares will be reserved under such plan. The Additional Acquisition Incentive Options will be granted on a post-share consolidation basis and will have an exercise price equal to the greater of the price at which the equity financing to fund the cash portion of the purchase price payable on the Acquisition is completed and the market price, have a term of five years and will vest over two years, with 1/3 vesting on the date of grant, and 1/3 vesting on each of the next two anniversaries of the grant date.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

            No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company is or at any time since the beginning of the most recently completed financial year of the Company, were indebted to the Company or any of its subsidiaries as of the end of the most recently completed financial year or as at the date hereof, nor is or at any time since the beginning of the most recently completed financial year, has any of the aforementioned individuals been indebted to another entity which indebtedness has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

            As of the date of this Information Circular, other than the provision of services by Wade Nesmith, Eduardo Luna, John Boddie and David Blaiklock pursuant to consulting services agreements described herein, the provision of services by Wade Nesmith, Joseph Conway, Eduardo Luna and David Blaiklock pursuant to the Executive Employment Agreements described herein, the provision of services by individuals in their capacities as directors, officers or consultants to Mala Noche and its subsidiaries (which are discussed in the Company’s financial statements for the year ended December 31, 2009 and related Management’s Discussion and Analysis), and the current directorships of Messrs. Nesmith and Luna of Silver Wheaton Corp., no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

            National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor. Such disclosure is set forth in the Company’s Annual Information Form for the year ended December 31, 2009 which is incorporated by reference in this Information Circular and available at www.sedar.com.

CORPORATE GOVERNANCE

General

            Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the Company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of the Company is committed to sound corporate governance practices, as such practices are both in the interests of the Company and shareholders and help to contribute to effective and efficient decision-making.

            In 2009, Mala Noche adopted the following corporate governance policies, all of which are available on the Company’s website:

(a)	Code of Business Conduct and Ethics;

(b)	Disclosure, Confidentiality and Insider Trading Policy; and

(c)	Procedures for the Submission of Complaints or Concerns.

Board of Directors

            The board of directors of Mala Noche facilitates its exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management. The Board is presently composed of five directors, three of whom, Messrs. Riley, Demers and Beaulieu, are considered to be independent. Messrs. Nesmith and Luna are not considered to be independent. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. On this basis, Mr. Nesmith, by reason of his office as Executive Chairman, and Mr. Luna, by reason of his office as Executive Vice President and President (Mexico), are not considered to be independent directors. The directors believe that, at this early stage of its development, the current composition of Mala Noche’s board of directors adequately facilitates its exercise of independent supervision over management.

            Board consideration and approval is required for all material contracts, business transactions and all debt and equity financing proposals. The Board is specifically responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. The Board delegates to management, through the Chief Executive Officer, responsibility for meeting defined corporate objectives, evaluating new business opportunities and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives. The independent directors of the Board are responsible for approving executive compensation. See “ – Executive Compensation”. Mala Noche’s corporate governance policies will be developed and refined as it matures as a business enterprise.

Directorships

            The following proposed directors are also directors of reporting issuers (or equivalent):

Name	Reporting Issuer
Wade Nesmith	Geovic Mining Corp. Selwyn Resources Ltd. Silver Wheaton Corp.
Eduardo Luna	Alamos Gold Inc. Farallon Resources Ltd. Geologix Explorations Inc. Rochester Resources Ltd. Silver Wheaton Corp.
John A. Beaulieu	Westport Innovations Inc.
David Demers	Westport Innovations Inc.
Grant Edey	Baffinland Iron Mines Corporation Khan Resources Inc.
Michael Riley	Seacliff Construction Corp.
Robert Quartermain	Silver Standard Resources Inc.

Orientation and Continuing Education

            Orientation activities are tailored to the particular needs and experience of each director and the overall needs of the Board as necessary. New directors will become familiar with Mala Noche by meeting with the other directors and with officers and employees of Mala Noche, as well as receiving an introductory overview of Mala Noche’s business, and having the opportunity to review relevant financial information, reports on operations and results, public disclosure filings, committee charters and other background information on Mala Noche and its operations.

Ethical Business Conduct

            The Board monitors the ethical conduct of Mala Noche to ensure that it complies with applicable legal and regulatory requirements, such as applicable securities and stock exchange requirements.

            The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company and the Company’s shareholders.

Nomination of Directors

            The Board considers its size each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

            The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

            The primary objective of our executive compensation process is to attract and retain key executives necessary for our long-term success, to encourage executives to advance our Company and its operations, and to motivate experienced, top tier executives. The principal components of the executive compensation awarded by Mala Noche are a base salary, a potential annual incentive award, and incentive stock options.

            Until the Compensation Committee was formed in 2010, the Board was responsible for determining all forms of compensation, including for our executive officers, and for reviewing compensation-related recommendations in order to ensure that the arrangements made reflect the responsibilities and risks associated with each position. When determining the compensation of our officers, the Board considered a variety of factors including: (a) recruiting and retaining executives essential to the success of the Company and the enhancement of shareholder value; (b) providing fair and competitive compensation; (c) balancing the interests of management and shareholders; (d) rewarding performance, both on an individual basis and with respect to operations generally; and (e) available financial resources.

Committees of the Board of Directors

            Apart from the Audit Committee and the Compensation Committee, Mala Noche has no other committees.

Assessments

            The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Board does not formally review the contributions of individual directors as its current size facilitates informal discussion and evaluation of members’ contributions.

APPOINTMENT OF AUDITOR

            Deloitte & Touche LLP, Chartered Accountants, Suite 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Deloitte & Touche LLP was first appointed auditor of the Company on October 29, 2008. Mala Noche’s auditor before the appointment of Deloitte & Touche LLP was Hay & Watson, Chartered Accountants (February 27, 2008 to October 29, 2008).

ACQUISTION OF THE SAN DIMAS MINES AND
CREATION OF A NEW CONTROL PERSON

            On June 1, 2010, the Company entered into a binding letter agreement (the “Letter Agreement”) to acquire (the “Acquisition”) from the San Dimas Vendors (as defined below) the San Dimas mines, mill and related assets. The San Dimas mines consist of the San Antonio (Central Block), Tayoltita and Santa Rita mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states (the “San Dimas Mines”). In addition to the San Dimas Mines, as part of the Acquisition Mala Noche will be assuming, with amendments, a silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”) and its subsidiary, Silver Wheaton (Caymans) Ltd. (“SW Caymans”), that applies to silver produced from the San Dimas Mines and acquiring all rights to the Ventanas exploration property in which Mala Noche currently holds an interest pursuant to an option (together with the San Dimas Mines, the “San Dimas Assets”). On the completion of the Acquisition, the board of directors intends to change the name of the Company to “Primero Mining Corp.” or such other name as more appropriately reflects the change in status from an exploration company to a mine operator.

            The Letter Agreement, which before closing will be replaced by a definitive purchase agreement, is among the Company, on one hand, and Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and Goldcorp Silver (Barbados) Ltd. (“GSBL”) (together the “San Dimas Vendors”), each of which is an indirect, wholly-owned subsidiary of Goldcorp Inc. (“Goldcorp”), on the other hand. The Letter Agreement provides that DMSL will sell the San Dimas Mines and related assets to a wholly-owned Mexican subsidiary of the Company (“Mala Noche Mexico”). In addition, the Company will acquire from GSBL all shares of Silver Trading (Barbados) Ltd. (“Silver Trading”) concurrent with the completion of the Acquisition. Silver Trading and Goldcorp are parties to certain silver purchase agreements (the “Silver Purchase Agreements”) with Silver Wheaton and SW Caymans. The Silver Purchase Agreements presently entitle SW Caymans to purchase an amount of refined silver equal to the silver produced from the San Dimas Mines, and certain other Mexican mines owned by affiliates of Goldcorp, at prices which are presently substantially below the current market price for silver.

            Mala Noche will be purchasing the San Dimas Assets and the shares of Silver Trading for an aggregate purchase price of US$500 million (the “Purchase Price”) and will assume all liabilities associated with the San Dimas Mines, including environmental and labour liabilities. The Purchase Price will be payable as to US$275 million in cash, US$175 million in Common Shares (the “Acquisition Shares”) and US$50 million by way of a promissory note payable over a term of five years. Mala Noche expects to undertake an equity offering to finance the Acquisition and provide working capital. Completion of the Acquisition is subject to a number of conditions, including completion of the financing and receipt of all government and regulatory approvals. Closing of the Acquisition is expected to occur on or before July 30, 2010.

            The issue of the Acquisition Shares will result in the San Dimas Vendors owning approximately 30% of Mala Noche’s outstanding shares post-closing of the Acquisition. Consequently, the San Dimas Vendors will become a new control person of the Company upon closing of the Acquisition. The TSX-V, which has not yet approved the Acquisition, has advised the Company that, in accordance with its policies, they will require Mala Noche shareholders to approve the creation of a new control person of the Company as a condition of approving the Acquisition.

            Under the Silver Purchase Agreements, the consent of SW Caymans is required in connection with any sale of the San Dimas Assets. Mala Noche has entered into a consent agreement dated June 1, 2010 with Silver Wheaton, Goldcorp and certain of their respective subsidiaries (the “Consent Agreement”) under which Silver Wheaton and SW Caymans have agreed to provide their consent to the Acquisition upon the satisfaction of certain conditions. The Consent Agreement includes the agreed-upon form of the amended and restated silver purchase agreements that will take effect upon closing of the Acquisition.

Reasons for the Acquisition

            Since 2008, Mala Noche has been pursing acquisition opportunities with a focus on producing, or near producing, precious metals properties. The proposed Acquisition is intended to achieve this goal. Mala Noche believes that the Acquisition will have the following benefits:

  the Company moves from being an exploration company with its sole property on care and maintenance to being an established junior gold and silver producer with immediate gold and silver production and positive cash flow;

  the Company acquires gold production estimated to average 107,000 ounces (157,000 gold equivalent ounces) annually over the next five years with, based on certain assumptions set out in the Technical Report (as defined below), an average cash cost of US$60 per ounce on a by-product basis (US$337 per ounce on a gold equivalent basis);

  the Company acquires silver production estimated to average 7.1 million ounces annually over the next five years, of which the Company is entitled to 50% above 3.5 million ounces for the initial four years and 50% above 6.0 million ounces thereafter (with the balance sold to Silver Wheaton under a fixed price silver purchase agreement);

  the Company acquires 5.6 million tonnes proven and probable mineral reserves at a grade of 4.80 g Au/t and 339 g Ag/t for 860,000 ounces of gold and 61 million ounces of silver;

  the Company acquires 15.2 million tonnes of inferred mineral resources at an approximate grade of 3.31 g Au/t and 317 g Ag/t for 1.6 million ounces of gold and 155 million ounces of silver;

  the San Dimas Mines are proven assets with an operating history and a record of reserve replacement, resource conversion and exploration success; and

  cash flow from the San Dimas Mines is expected to provide the Company with an internal source of capital to fund mine development and exploration projects.

Mala Noche after the Acquisition

            Following the completion of the Acquisition, the Company will be a junior gold and silver producer. The Company intends to work to expand production at the San Dimas Mines and consider other acquisition opportunities to achieve a goal of becoming an intermediate gold producer. The Annual Information Form of the Company dated April 28, 2010 contains a description of the risks and uncertainties associated with doing business in Mexico.

            The following is a summary description of the San Dimas Mines, the business strategy of the Company, and the material contracts the Company will be a party to with Goldcorp and Silver Wheaton after the Acquisition.

San Dimas Mines

            The San Dimas Mines consist of three underground gold and silver mining operations at Tayoltita, San Antonio (Central Block) and Santa Rita. In 2009, the San Dimas Mines produced 113,018 ounces of gold and 5,093,385 ounces of silver. A copy of a NI 43-101 technical report on the Tayoltita, San Antonio (Central Block) and Santa Rita mines prepared by Watts, Griffis and McOuat Limited (“WGM”) dated June 1, 2010 has been be filed on www.sedar.com under Mala Noche’s profile (the “Technical Report”). A summary of the information provided in the Technical Report is provided for reference in Schedule A to this Information Circular.

            The San Dimas Mines are located approximately 125 kilometres northeast of Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango in the state of Durango, Mexico. The Santa Rita mine is located approximately three kilometres upstream from the Tayoltita mine while the San Antonio mine is seven kilometres west of Tayoltita.

            The San Dimas Mines have been in production since 1975 and have been operated by Goldcorp since 2002. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita that processes the production from the three active mining areas in San Dimas. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré. The mill currently has an installed capacity of 2,100 tonnes per day. In 2009, the mill averaged 1,934 tonnes per day.

            Total proven and probable mineral reserves estimated as of December 31, 2009, for the San Dimas Mines are 5.589 million tonnes at a grade of 339 grams of silver per tonne and 4.80 grams of gold per tonne (61 million ounces of silver and 860,000 ounces of gold). The total inferred mineral resources, estimated as of December 31, 2009, for the San Dimas Mines, and not included in the mineral reserves stated above, are approximately 15.166 million tonnes at an approximate grade of 317 grams of silver per tonne and 3.31 grams of gold per tonne.

            As of December 31, 2009, the total workforce at the San Dimas Mines, a combination of union and contracted workforce, was 1,071 with 654 at Tayoltita (234 contracted) and 417 in the Central Block (267 contracted).

Growth Strategy

            Over the next several years, the Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The Company plans to achieve this goal by increasing production at the San Dimas Mines and by considering and, if appropriate, making further acquisitions of precious metal properties in Latin America.

            The Company believes that the San Dimas Mines provide, based on the current mine plan, a solid production base with immediate opportunities to optimize mine capacity and mill throughput. Drilling and development programs carried out over the last 10 years have resulted in discoveries that have significantly changed increased reserve and production estimates. The Company believes that it can continue to expand reserve capacity by focussing new drilling programs on areas of good exploration potential – principally the Sinaloa Graben Block and Arana Hanging Wall.

Ventanas Project

            Under an option agreement dated May 8, 2007, as amended, the Company holds an option from an affiliate of Goldcorp to acquire a 70% interest in the Ventanas exploration property. As part of the Acquisition the Company will be acquiring all rights to this exploration property.

            The Ventanas property lies within the Ventanas mining district in Durango State, Mexico. This exploration property is composed of 28 near-contiguous mining concessions covering approximately 3,470 hectares or 35 square kilometres. The Company last drilled on the property in 2008 and since then the property has been on care and maintenance. After completing the Acquisition, in the near-term the Company intends to conduct further exploration work only as permitted by its corporate resources.

            The Annual Information Form of the Company dated April 28, 2010 contains a description of the Ventanas exploration property. A copy of a NI 43-101 technical report on the Ventanas exploration property prepared by Felix N.F. Lee, B.Sc., M.B.A., P. Geo. and Ian D. Trinder, M.Sc., P.Geo. of A.C.A Howe International Limited has been be filed on www.sedar.com.

Area of Interest

            The Company will covenant that it will not, directly or indirectly, acquire any interests or other rights to mineral properties, royalty interests, surface rights or water rights within specified areas (the “Goldcorp Area of Interest”) for a period of three years following the completion of the Acquisition. The Goldcorp Area of Interest will extend 20 kilometres from the external boundary of each mineral property in Mexico owned by Goldcorp and its affiliates.

Silver Purchase Agreements

            An amount of refined silver equal to all silver produced from the San Dimas Mines, as well as refined silver equal to all silver produced from certain other Mexican mines owned by affiliates of Goldcorp, is currently sold to SW Caymans under a Restated Silver Purchase Agreement dated March 30, 2006 among Silver Trading, SW Caymans, Goldcorp and Silver Wheaton, as amended (the “SW Caymans Silver Purchase Agreement”). SW Caymans made upfront payments comprised of cash and shares of Silver Wheaton as consideration for its rights to purchase silver under the SW Caymans Silver Purchase Agreement. In order to enable it to satisfy its obligations under the SW Caymans Silver Purchase Agreement, Silver Trading is currently entitled to purchase from DMSL all silver produced from the San Dimas Mines, as well as silver produced from the Los Filos mine owned by an affiliate of Goldcorp and the San Martin mine formerly owned by an affiliate of Goldcorp, under a Restated Silver Purchase Agreement dated March 30, 2006 among DMSL, Silver Trading and Goldcorp, as amended (the “Current ST Silver Purchase Agreement”).

            Concurrent with the closing of the Acquisition, both the SW Caymans Silver Purchase Agreement and the Current ST Silver Purchase Agreement will be assigned and then amended and restated, with the Company replacing Goldcorp as a party to both these amended and restated silver purchase agreements. The amended and restated agreements will also be restricted as to only being in respect of silver production from the San Dimas Mines. The rights and obligations with respect to the purchase and supply of silver from the other Mexican mines held by affiliates or former affiliates of Goldcorp will also be assigned and amended and restated, but will remain obligations of affiliates of Goldcorp (the “Retained Silver Purchase Agreements”). The forms of the amended and restated agreements have been agreed to by the parties and are attached as schedules to the Consent Agreement. See “ – Consent Agreement with Silver Wheaton”.

            Following the closing of the Acquisition, the silver supply obligations will be as follows:

•	Mala Noche Mexico will supply silver relating to the San Dimas Mines to Silver Trading, which will supply an amount of silver equal to that silver to SW Caymans; and

•

DMSL will supply silver relating to the Los Filos mine (including the Bermejal deposit as a replacement for the San Martin mine) to a Goldcorp affiliate, which will supply an amount of silver equal to that silver to SW Caymans under the Retained Silver Purchase Agreements.

            The following is a summary of the material terms of the amended and restated SW Caymans Silver Purchase Agreement to be entered into among the Company, Silver Trading, Silver Wheaton and SW Caymans on closing of the Acquisition (the “San Dimas Silver Purchase Agreement”):

•

the term of the San Dimas Silver Purchase Agreement will be for the life of the San Dimas Mines, with an initial term expiring October 15, 2029 (the “Initial Term”) with automatic renewals for additional terms of ten years each, subject to SW Caymans’ right to terminate;

•	Silver Trading will sell annually (a “Contract Year”) to SW Caymans an amount of refined silver (“Refined Silver”) determined as follows:

•

a number of ounces of Refined Silver equal to all silver in respect of which Mala Noche Mexico or any of its affiliates receives payment from any offtaker in each Contract Year (the “Payable Silver”) until a threshold amount of ounces of Refined Silver for such Contract Year (the “Threshold Amount”) has been sold and delivered to SW Caymans for the Contract Year. The Threshold Amount will be 3.5 million ounces until the fourth anniversary of the completion of the Acquisition and 6.0 million ounces thereafter; and

	•	after the Threshold Amount has been delivered for a Contract Year, an amount of Refined Silver equal to 50% of any additional ounces of Payable Silver over the Threshold Amount;

•

the purchase price for the Refined Silver will be equal to the lesser of (a) a fixed price of US$4.04 per ounce (subject to an increase of one percent annually) and (b) the market price of Refined Silver at the time of sale;

•

if, by October 15, 2031, 215 million ounces of Refined Silver (the “Minimum Silver Amount”) have not been sold and delivered to SW Caymans by Silver Trading under the San Dimas Silver Purchase Agreement (including amounts produced under predecessor agreements equal to approximately 37.25 million ounces as at April 30, 2010), then Silver Trading will be obligated to pay to SW Caymans an amount (the “Minimum Silver Payment”) equal to:

	•	the Minimum Silver Amount, less the number of ounces of Refined Silver actually sold and delivered to SW Caymans by October 15, 2031;

multiplied by

	•	US$0.50 per ounce;

provided that (a) a default in payment of the Minimum Silver Payment will not constitute an “Event of Default” under the San Dimas Silver Purchase Agreement, and (b) Goldcorp will indemnify Silver Trading for, and accordingly will be ultimately responsible for, any amount paid in respect of the Minimum Silver Payment under the Indemnity Agreement (as defined below), except to the extent that the deficiency payment arises because Silver Trading did not comply with its obligations to sell and deliver to SW Caymans silver from the San Dimas Mines required to be sold and delivered under the San Dimas Silver Purchase Agreement (other than with respect to the failure of Silver Trading to sell and deliver the Minimum Silver Amount);

•

Silver Trading will grant to SW Caymans first ranking security interests, subject only to certain permitted encumbrances, in all of its present and after acquired personal property as security for its obligations under the San Dimas Silver Purchase Agreement. In addition, the Company and Mala Noche Mexico will guarantee the obligations of Silver Trading under the San Dimas Silver Purchase Agreement. In support of its guarantee, the Company will grant in favour of SW Caymans a first ranking security interest, subject only to certain permitted encumbrances, in all of its present and after acquired personal property, which security will include stock pledges of the Company’s interests in Silver Trading and Mala Noche Mexico. In support of its guarantee, Mala Noche Mexico will grant in favour of SW Caymans a first ranking security interest, subject only to certain permitted encumbrances, in all of its present and after acquired personal property and a first ranking mortgage, subject only to certain permitted encumbrances, against the mining concessions, real property and mineral processing facility relating to the San Dimas Mines. The security to be granted will be subject to the following qualifications:

•

the security granted will exclude mining properties and concessions, real property, contracts and tangible personal property not related to the San Dimas Mines, and any shares or other equity interest in a company that does not own any interest in Mala Noche Mexico or the collateral granted by Mala Noche Mexico; and

•

the security granted may be subordinated, other than with respect to the first mortgage against the San Dimas mining concessions based on the value of the silver to be delivered to SW Caymans under the San Dimas Silver Purchase Agreement, with respect to financial indebtedness permitted under the San Dimas Silver Purchase Agreement, as described above, up to a limit of US$50 million and subject to the execution of an inter-creditor agreement between SW Caymans and the applicable lender;

•

until the third anniversary and the satisfaction of certain financial covenants, the Company and its affiliates will be prohibited from incurring financial indebtedness in excess of US$50 million (excluding the VAT Loan, as defined below, and the Promissory Note (as defined below) to be issued to the San Dimas Vendors in partial payment of the Purchase Price) without the prior written consent of SW Caymans, such consent not to be unreasonably withheld, provided that such consent will not be required after the third anniversary of the completion of the Acquisition for any additional proposed financial indebtedness in excess of US$50 million in the event that:

	•	the Promissory Note has been repaid in full, or provision for such payment has been made on terms satisfactory to SW Caymans; and

•

the Company will be in compliance with certain financial ratios relating to consolidated indebtedness to total capitalization, debt service coverage, and leverage related to net indebtedness after incurring the proposed financial indebtedness;

•

the Company and Silver Trading will cause all silver produced by Mala Noche Mexico to be sold, on standard commercial terms, to a third party, or offtaker, that purchases or takes delivery of the silver for the purpose of smelting, refining or other beneficiation of the silver for the benefit of Mala Noche Mexico and its affiliates;

•

the Company and Silver Trading will cause Mala Noche Mexico to operate the San Dimas Mines in a commercially prudent manner and in accordance with good mining, processing, engineering and environmental practices prevailing in the mining industry, and in particular all short and long term mine planning, processing decisions and production decisions must include silver prices typical of normal industry practice and be made on the basis that Mala Noche Mexico is receiving all of the silver production;

•

the Company and Silver Trading will cause Mala Noche Mexico not to abandon any of the mineral properties that constitute the San Dimas Mines, allow or permit any of them to lapse or cease conducting mining operations or activities on them, unless reasonable evidence can be provided to SW Caymans showing that it is not economical to mine minerals from the mineral properties that Mala Noche Mexico proposes to abandon or let lapse;

•

the Company will grant a right of first refusal to SW Caymans to meet any offer of a third party to enter into an agreement similar (in structure or economic impact) to the San Dimas Silver Purchase Agreement with respect to any metal produced from any other mining properties or projects owned by the Company or any of its affiliates or in which any of them have a right, title or interest; and

•	the mineral properties that form the San Dimas Mines may not be sold without the consent of SW Caymans, such consent not to be unreasonably withheld.

            The following is a summary of the material terms of the amended and restated Current ST Silver Purchase Agreement to be entered into among the Company, Silver Trading and Mala Noche Mexico on the closing of the Acquisition (the “Silver Trading Silver Purchase Agreement”):

•

the term of the Silver Trading Silver Purchase Agreement will be concurrent with the term of the San Dimas Silver Purchase Agreement, with an initial term expiring October 15, 2029 and with automatic ten year extensions, subject to Silver Trading’s right to terminate;

•

Mala Noche Mexico will sell annually in each year to Silver Trading an amount of Refined Silver equal to the amount of Refined Silver to be sold by Silver Trading to SW Caymans under the San Dimas Silver Purchase Agreement;

•	Silver Trading will pay to Mala Noche Mexico a price for all Refined Silver equal to the market price of Refined Silver at the time of sale;

•

Mala Noche Mexico will provide certain other agreements, including agreements relating to the guarantee and security to be provided by Mala Noche Mexico to SW Caymans, the entering into of silver purchase agreements and the operation of the San Dimas Mines, in order to enable the Company and Silver Trading to meet their respective obligations to SW Caymans under the San Dimas Silver Purchase Agreement; and

•	the Silver Trading Silver Purchase Agreement may not be amended without the prior written consent of SW Caymans.

            Concurrent with the entering into of the San Dimas Silver Purchase Agreement and the Silver Trading Silver Purchase Agreement, Goldcorp will deliver to SW Caymans a guarantee (the “Goldcorp Guarantee”) and the Company and certain of its affiliates will enter into an indemnity agreement (the “Indemnity Agreement”) with Goldcorp and an affiliate of Goldcorp. The Goldcorp Guarantee and the Indemnity Agreement will provide that:

•

Goldcorp will guarantee to SW Caymans the performance of the obligations of Silver Trading under the San Dimas Silver Purchase Agreement with respect to (a) delivery and sale of refined silver to SW Caymans and (b) payment of any deficiency payment resulting from failure of Silver Trading to deliver and sell the Minimum Silver Amount;

•

Goldcorp will be indemnified by the Company and its affiliates for any payments that Goldcorp is required to make under the Goldcorp Guarantee, other than in respect of any deficiency payment resulting from the failure to deliver and sell the Minimum Silver Amount (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the San Dimas Silver Purchase Agreement);

•

the Company and its affiliates will be indemnified by Goldcorp for any deficiency payments payable by the Company or Silver Trading to SW Caymans under the San Dimas Silver Purchase Agreement if the Minimum Silver Amount is not sold and delivered to SW Caymans (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the San Dimas Silver Purchase Agreement);

•

the Company and its affiliates will provide security to Goldcorp to support their indemnity, on substantially the same terms as, and ranking in priority immediately after, the security granted to SW Caymans and such security will be subject to substantially the same restrictions on indebtedness and other covenants in favour of SW Caymans and the Company as are provided for in the San Dimas Silver Purchase Agreement (other than the right of first refusal and the incurring of additional indebtedness).

Participation Agreement

            On the closing of the Acquisition, the Company will enter into an agreement with the San Dimas Vendors which will grant to those affiliates certain pre-emptive share purchase rights and the right to nominate directors of the Company (the “Participation Agreement”). The following is a summary of the materials terms of this agreement.

            Pre-Emptive Rights. Provided they collectively continue to beneficially own at least 10% of the issued and outstanding Common Shares, the San Dimas Vendors will have the right to maintain their aggregate percentage of issued Common Shares following completion of the Acquisition. This pre-emptive purchase right will not, however, apply to shares issued by the Company under any of its share incentive plans.

            Right to Nominate Directors. Provided they collectively continue to beneficially own at least 10% of the issued and outstanding Common Shares, one of the San Dimas Vendors will be entitled to designate, after consultation with the Company, a number of individuals (the “San Dimas Vendors’ Director Nominees”) to be initially appointed and to serve as directors of the Company and thereafter to be nominated at each meeting of shareholders at which directors are to be elected. The number of San Dimas Vendors’ Director Nominees will be determined from time to time based on (a) the percentage of the issued and outstanding Common Shares held beneficially by the San Dimas Vendors (excluding shares issuable on the exercise of any outstanding warrants held by the San Dimas Vendors), and (b) the number of directors constituting the board of directors of the Company at such time.

            It is anticipated that the San Dimas Vendors’ Director Nominees will be appointed to the board of directors of the Company on closing of the Acquisition in accordance with the rights provided to the San Dimas Vendors under the Participation Agreement. It is anticipated that Mr. Beaulieu will resign as a director in order to leave a vacancy on the Board to be filled by one of the San Dimas Vendors’ Director Nominees, such that after closing of the Acquisition, the board of directors will be comprised of nine or 10 directors, two or three of whom will be the San Dimas Vendors’ Director Nominees.

Collateral Agreements in Respect of Shares Held by the San Dimas Vendors

            The San Dimas Vendors will agree not to sell the Acquisition Shares for a period of three years following closing of the Acquisition.

Material Terms of the Letter Agreement

            The material terms of the Letter Agreement are summarized below. A copy of the Letter Agreement has been filed on www.sedar.com and is deemed incorporated by reference into this Information Circular. This summary discussion is qualified in its entirety by the provisions of the Letter Agreement.

            Definitive Agreements. The parties have agreed in the Letter Agreement to diligently and in good faith negotiate one or more definitive agreements that will incorporate the terms of        the Letter Agreement and such other terms necessary to give effect to the Acquisition (the “Definitive Agreements”).

     Assets to be Acquired. The San Dimas Assets will include the San Dimas Mines, the mill at San Dimas, all facilities and equipment attached and relating to the San Dimas Mines, a plane and helicopter used in support of the San Dimas operations, a newly completed hydroelectric generation project that will provide power to the San Dimas Mines, the Ventanas exploration properties on which the Company currently holds an option and all of the issued and outstanding shares of Silver Trading. The San Dimas Assets are being acquired on an “as is, where is” basis.

            Representations and Warranties. The Letter Agreement confirms the understanding of the parties that the Definitive Agreements will contain representations, warranties, covenants and indemnities from the San Dimas Vendors and the Company. However, as the San Dimas Assets and the shares of Silver Trading are being acquired on an “as is, where is” basis, the representations and warranties and indemnities in respect of the San Dimas Assets will be very limited. Consequently, the recourse the Company may have against the San Dimas Vendors will be limited. The Definitive Agreements will also provide for the delivery of customary releases.

            Purchase Price. The Purchase Price will be satisfied by the Company by (a) the payment of US$275 million in cash, (b) the issuance and delivery of the Acquisition Shares with a value of US$175 million and (c) the delivery of a subordinate secured promissory note in the principal amount of US$50 million (the “Promissory Note”). In addition, the Company will assume all liabilities (contingent or otherwise) arising from or related to the San Dimas Assets; the current and past operations of the San Dimas Assets, including but not limited to liability with respect to environmental and labour matters. The parties will agree to an allocation of the Purchase Price among the San Dimas Assets.

            The Acquisition Shares will be issued at the same price as the issue price of the Common Shares which are distributed under the Acquisition Financing. If common share purchase warrants are included in the Acquisition Financing, then the equity consideration to be paid to the San Dimas Vendors will include warrants on equivalent terms.

            The principal amount of the Promissory Note will bear interest at a rate of 6% per annum until fully repaid, which interest will be payable annually on December 31 of each year commencing on December 31, 2011. The principal will be repaid in equal annual instalments of $5 million during each of the four years beginning on December 31, 2011 with the balance of the unpaid principal being repaid on December 31, 2015, provided that if the “free cash flow” from the San Dimas Assets exceeds $40 million in any year, then 50% of such excess will be used to repay the Promissory Note.

            VAT Loan. The Company will pay all land transfer taxes, Mexican VAT and other applicable transfer taxes payable in connection with its purchase of the San Dimas Assets. The San Dimas Vendors have agreed to assist the Company in arranging borrowing from a bank of sufficient funds to pay the Mexican VAT and transfer taxes (the “VAT Loan”). It is expected that the VAT Loan will be approximately US$75 million.

            Conditions Precedent. The completion of the Acquisition is conditional upon compliance by the parties with the covenants set out in the Letter Agreement and the execution and delivery of the Definitive Agreements. The Definitive Agreements will include certain conditions precedent to the obligations of the Company, Goldcorp and the San Dimas Vendors to complete the Acquisition, including but not limited to the following:

•	any inter-company indebtedness of Silver Trading owing to Goldcorp or any affiliate will have been repaid or otherwise extinguished as determined by Goldcorp after consultation with the Company;

•	completion by the Company of a financing that results in the Company raising net proceeds of not less than US$350 million on terms satisfactory to the Company (the “Acquisition Financing”);

•	the TSX-V having conditionally approved the listing of the Acquisition Shares;

•

all required or appropriate third party and shareholder consents or approvals, including any required government or stock exchange, securities commission or other regulatory approvals required to complete the Acquisition having been obtained;

•

there will not be pending any litigation or proceeding brought by any governmental authority or any other person that seeks to restrain, materially modify or invalidate the Acquisition and no order that would prohibit, materially modify or restrain the Acquisition will be in effect;

•	there having been no material adverse change in Silver Trading, the San Dimas Assets or the Company before the completion of the Acquisition;

•

the San Dimas Assets will be transferred free of all liens, encumbrances, charges or royalties, except for permitted encumbrances that are acceptable to the Company, acting reasonably, which includes the security interest in favour of Silver Trading and SW Caymans to be granted under the SW Caymans Silver Purchase Agreement (which security interests will be replaced by the security interests to be granted under the San Dimas Silver Purchase Agreement);

•

the delivery at closing of the amended and restated silver purchase agreements contemplated in the Consent Agreement and other related documents including all releases of Goldcorp and its affiliates; and

•	all conditions precedent to the delivery of the consent of Silver Wheaton under the Consent Agreement will have been satisfied and such consent will be effective to complete the Acquisition.

            Closing. The parties have agreed to use reasonable commercial efforts to negotiate, execute and deliver the Definitive Agreements by July 30, 2010 and to close the Acquisition by July 30, 2010, or such later dates mutually agreed upon by the parties.

Consent Agreement with Silver Wheaton

            The SW Caymans Silver Purchase Agreement may not be assigned by Silver Trading or Goldcorp or amended without the consent of Silver Wheaton and SW Caymans. Further, the Current ST Silver Purchase Agreement may not be amended without the consent of SW Caymans. In the Consent Agreement, Silver Wheaton and SW Caymans have agreed to consent to the sale of the San Dimas Mines to the Company. A copy of the Consent Agreement has been filed on www.sedar.com and is deemed incorporated by reference into this Information Circular. In summary, Silver Wheaton and SW Caymans have agreed to provide their consent effective upon satisfaction of a number of conditions precedent, including:

•	the San Dimas Silver Purchase Agreement, the Silver Trading Silver Purchase Agreement, the Retained Silver Purchase Agreements and the Goldcorp Guarantee being executed and delivered;

•	the satisfaction or waiver of all of the conditions precedent that are set out in the Letter Agreement (and in any other definitive agreements that replace or supplement the Letter Agreement);

•

the Acquisition being set to occur on terms and conditions that are consistent with the terms and conditions set out in the Letter Agreement (and in any other definitive agreements that replace or supplement the Letter Agreement);

•	the receipt of any approvals that may be required from the Federal Antitrust Commission of Mexico and the National Foreign Investment Commission of Mexico in respect of the Acquisition;

•

the receipt of all permits, licences, authorizations, consents, rights, privileges, concessions, franchise and any other approvals (or transitional arrangements in respect of those that have not been received), such that Mala Noche Mexico is able to operate the San Dimas Mines in substantially the same manner as they were operated immediately prior to the closing of the Acquisition;

•	the Company having working capital of not less than US$50 million following closing of the Acquisition and payment of all transaction costs, commission and expenses associated with the Acquisition;

•

Wade Nesmith, our Executive Chairman, and Eduardo Luna, our Executive Vice President and President (Mexico) entering into a support agreement in favour of SW Caymans pursuant to which each will agree for a term of three years following the completion of the Acquisition (a) not to sell, transfer or assign 75% of their current shareholdings in the Company, (b) to devote substantially all their working time, attention and ability to the business of the Company, and (c) except as provided in the support agreement, not to terminate their employment agreements with the Company or amend the terms of such employment agreements with the Company to materially change their positions or duties to those that are not the position or duties of a senior officer (or an equivalent) or reduce their remuneration with or from the Company; and

•

the Company entering into a support agreement in favour of SW Caymans pursuant to which it will agree for a term of three years following the completion of the Acquisition (a) to use its commercially reasonable efforts to comply with the terms of the employment agreements of Wade Nesmith and Eduardo Luna to ensure their continued employment, and (b) to not terminate their employment without cause or materially amend such agreements, without SW Caymans consent, to materially change their positions or duties to those that are not the position or duties of a senior officer (or an equivalent) or reduce their remuneration.

            If the Definitive Agreements are not executed and delivered on or before July 30, 2010 or if any of the conditions described above are not satisfied by the earlier of the following dates:

•

the date specified in the Definitive Agreements as being the first date after which any of the parties thereto may terminate the Acquisition (excluding any subsequent amendments or extensions thereto); and

•	October 31, 2010;

then Silver Wheaton and SW Caymans may terminate the Consent Agreement.

Shareholder Approval of Issue of Acquisition Shares

            Mala Noche currently has 60,148,283 Common Shares outstanding. The Common Shares closed at $0.245 per share on June 1, 2010, the last trading day before the announcement of the Acquisition. Based on a proposed Acquisition Financing of US$350 million, and assuming a range of offering prices for the Acquisition Financing (pre-consolidation) of US$0.20 to US$0.80 per share, the percentage pro forma capitalization of the Company following completion of the Acquisition (calculated on a non-dilutive basis) would be as follows:

Shareholders	Approximate Percentage Shareholding (US$0.20 Financing)	Approximate Percentage Shareholding (US$0.80 Financing)
Current Mala Noche Shareholders	2%	8%
San Dimas Vendors	33%	31%
Investors in Acquisition Financing	65%	61%

            On the issue of the Acquisition Shares, the San Dimas Vendors will become new, significant (on a cumulative basis over 20%) shareholders of Mala Noche, and Goldcorp will be considered a new “control person” of the Company under the policies of the TSX-V. The policies of the TSX-V require that where a share issuance would result in the creation of a new control person, shareholders of the listed company must approve such issuance. On that basis, while the TSX-V has not yet approved the Acquisition, it has advised the Company that a condition of their approval, if granted, will be that the issue of the Acquisition Shares to the San Dimas Vendors be approved by the Company’s shareholders.

            At the Meeting, shareholders will be asked to approve a resolution authorizing the issue of the Acquisition Shares to the San Dimas Vendors. The resolution may be passed by a simple majority of the shares voted by shareholders of the Company who vote on the matter in person or by proxy.

Fairness Opinion

            In considering whether to recommend that shareholders approve the issue of the Acquisition Shares to the San Dimas Vendors, the Board received the opinion (the “Fairness Opinion”) of Canaccord Genuity Corp. (“Canaccord”) dated June 1, 2010, to the effect that, as of such date and based upon and subject to the various considerations, limitations and assumptions set forth in the Fairness Opinion, the Purchase Price to be paid by the Company to the San Dimas Vendors pursuant to the Acquisition is fair, from a financial point of view, to the shareholders of the Company. The full text of the Fairness Opinion is attached as Schedule B. The Fairness Opinion is addressed to the Board and is intended solely for the benefit of and internal use of the Company and is not intended to be relied upon by shareholders of the Company. The Fairness Opinion addresses only the fairness to Mala Noche’s shareholders, from a financial point of view, of the payment of the Purchase Price pursuant to the Acquisition, does not constitute a recommendation to any of our shareholders as to how a shareholder should vote at the Meeting and does not express any opinion as to the price at which Common Shares may trade after the completion of the Acquisition.

            The summary of the Fairness Opinion set forth in this Information Circular is qualified in its entirety by reference to the full text of such opinion. Shareholders are urged to, and should read, the full text of the Fairness Opinion for a complete description of the matters considered, the assumptions made, and the limitations on the review undertaken by Canaccord in rendering its opinion.

            The Company has agreed to pay Canaccord a cash fee for rendering the Fairness Opinion. The fee payable to Canaccord is not conditional upon the Fairness Opinion being favourable, or upon the consummation of the Acquisition. The Company has also agreed to reimburse Canaccord for reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its counsel, and has agreed to indemnify Canaccord in respect of certain claims or liabilities that may arise in connection with the services performed by Canaccord pursuant to its engagement agreement with the Company. Canaccord has agreed to act as underwriter for the Company in connection with the Acquisition Financing.

Recommendation of the Board

            The board of directors of Mala Noche have unanimously approved the Acquisition and the resulting creation of a “control person” of the Company. Mr. Nesmith, our Executive Chairman, and Mr. Eduardo Luna, our Executive Vice President and President (Mexico), are directors of Silver Wheaton. Messrs. Nesmith and Luna each declared their interest and did not vote on the resolution to approve the Acquisition.

            The board of directors of Mala Noche believe that the acquisition of the San Dimas Assets is in the best interests of the Company. As set out above under “Reasons for the Acquisition”, the Acquisition permits the Company to move immediately from being a company with an exploration property currently on care and maintenance to being a junior gold-silver producer. The board of directors of the Company also believes that the creation of a new control person of the Company as a result of the issue of the Acquisition Shares is fair to the shareholders of the Company. In reaching this determination, the Board has considered the total number of Common Shares to be issued to the San Dimas Vendors in partial payment for the Purchase Price, and the percentage ownership interest these companies will have in the Company. The board believes that the total number of Acquisition Shares strikes a balance between the need to issue shares to offset the need to pay a greater portion of the Purchase Price in cash, and the desire to limit the shareholdings of the San Dimas Vendors so that they do not exercise undue influence on the future operation of the Company. Accordingly, the board of directors unanimously recommends that shareholders allow for the completion of the Acquisition by approving the creation of a new control person of the Company through the issue of the Acquisition Shares to the San Dimas Vendors.

SHARE CONSOLIDATION

            As at the date of this Information Circular, the Company had 60,148,283 Common Shares issued and outstanding. If the Company were to complete the Acquisition and proposed equity financing at the current trading price for the Company’s shares (pre-announcement of the Acquisition), the Company would have outstanding over 2.0 billion Common Shares.

            To reduce the issued and outstanding capital of the Company, the Company proposes that, subject to obtaining all required regulatory and shareholder approvals, the Company’s issued and outstanding share capital be consolidated on the basis of a factor of one new Common Share in the capital of the Company for a number of pre-consolidation Common Shares between five and 20 pre-consolidation Common Shares, with the final consolidation ratio to be determined by the Board (the “Share Consolidation”). The Share Consolidation will be implemented immediately before the closing of the Acquisition and before the issue of any Common Shares in connection with any equity financing that is completed to raise the cash portion of the Purchase Price.

            Since the number of post-share consolidation Common Shares that will be issued and outstanding after giving effect to the Acquisition and the Acquisition Financing is currently unknown, the Board will exercise its discretion to effect a consolidation ratio that in its view is reflective of the economic terms of the Acquisition and Acquisition Financing. The exercise or conversion price and the number of Common Shares issuable under any outstanding convertible securities of the Company, including outstanding incentive stock options, will be proportionately adjusted if the Share Consolidation is effected.

            As soon as practicable after the Share Consolidation has been effected, the Company will send letters of transmittal to holders of Common Shares for use in transmitting their share certificates to Computershare in exchange for new certificates representing the number of Common Shares to which such shareholders are entitled as a result of the share consolidation. No delivery of a new certificate to a shareholder of the Company will be made until the shareholder has surrendered his, her or its current issued certificates. Until surrendered, each share certificate representing Common Shares will be deemed for all purposes to represent the number of new Common Shares (as will be determined by the Board) to which the holder is entitled as a result of the Share Consolidation. No fractional shares will be issued if, as a result of the Share Consolidation, the holder becomes entitled to a fractional Common Share. In such case, any fraction will be rounded down to the nearest whole number.

            Approval Required. At the Meeting, shareholders will be asked to consider, and if thought advisable, pass a resolution to consolidate the Common Shares on the basis of one post-consolidation Common Share for a number of pre-consolidation Common Shares between five and 20 pre-consolidation Common Shares, with the final consolidation ratio to be as determined by the Board. The resolution may be passed by a simple majority of the shares voted by shareholders of the Company who vote on the matter in person or by proxy.

            Recommendation of the Board. In order to reduce the capital of the Company that will be issued and outstanding if the Company completes the Acquisition and proposed equity financing, the Company proposes that, subject to obtaining all required regulatory approvals, we undertake the Share Consolidation. Accordingly, the Board recommends that shareholders vote in favour of the resolution approving the Share Consolidation.

STOCK OPTION MATTERS

            The Company’s share option incentive plan (the “Share Option Plan”) was approved by shareholders of the Company at a special meeting held on November 3, 2008. The Share Option Plan was implemented in order to attract and retain directors, officers, employees, and consultants, and to motivate these individuals to advance the interests of the Company by way of stock options granted under the Share Option Plan. The number of shares approved for issuance under the Share Option Plan by Mala Noche shareholders was 4,916,157 Common Shares.

            On July 9, 2009 the board of directors approved certain amendments to the Share Option Plan, including an increase in the number of Common Shares reserved for issuance under the plan from 4,916,157 to 11,654,657 (equal to approximately 20% of the then-outstanding Common Shares), and an extension of the term of options from five years to ten years in accordance with revised policies of the TSX-V. Also on July 9, 2009, as an incentive for the ongoing services provided for the benefit of the Company and its shareholders, the Board approved the grant of options exercisable for an aggregate of 5,500,000 Common Shares to the following insiders of the Company: David Blaiklock, Eduardo Luna, Wade Nesmith and Stephen Wortley (the “Insider Options”). These amendments were approved by the TSX-V on August 19, 2009, subject to obtaining shareholder approval.

            On May 29, 2010 the board of directors approved additional amendments to the Share Option Plan (the “Amended Share Option Plan”). The Amended Share Option Plan incorporates the amendments approved in July 2009, increases the total number of Common Shares reserved for issuance under the plan, if the Company completes the Acquisition, to a maximum of 10% of the issued shares of the company at the time of a grant of options thereunder and clarifies certain powers of the Board to determine the terms and conditions of options granted under the plan. The TSX-V has approved the Amended Share Option Plan, subject to shareholder approval.

            On May 29, 2010, as part of its approval of the Acquisition, the Board has also approved further amendments to the Amended Share Option Plan in order to make the plan consistent with the share incentive policies of the Toronto Stock Exchange (the “TSX”). These amendments, which will be reflected in a further amended and restated option plan (the “Rolling Plan”), will only be effective if the Common Shares are listed on the TSX, which listing is subject to meeting all TSX listing requirements, and there is no assurance that such listing will be obtained. In approving the Acquisition, the Board also agreed to issue to its directors and officers the Acquisition Incentive Options and the Additional Acquisition Incentive Options. See “Executive Compensation – Post-Acquisition Executive and Director Compensation”.

            At the Meeting, shareholders will be asked to consider resolutions to approve the grant of the Insider Options, the Amended Share Option Plan and the Rolling Plan. The Acquisition Incentive Options and Additional Acquisition Incentive Options will only be granted if shareholders approve the Amended Share Option Plan.

Approval of Insider Options

            The Insider Options are subject to vesting provisions such that they vested as to 40% on July 9, 2009, with the remainder vesting as to 30% on each of July 9, 2010 and July 9, 2011. The Insider Options have an exercise price of $0.135 and a term of ten years until July 9, 2019.

            At the time the Insider Options were granted, there were 58,273,283 Common Shares issued and outstanding. Including Common Shares issuable upon the exercise of the Insider Options, there are currently a total of 8,675,000 Common Shares (equal to 14% of the current number of outstanding Common Shares) reserved for issuance to insiders pursuant to the grant of options under the Share Option Plan. In accordance with the Policies of the TSX-V, the Company must obtain disinterested shareholder approval for the grants of Insider Options (a) because the shares to be issued on the exercise of the Insider Options exceeds the number of shares reserved for issue under the Share Option Plan that was last approved by shareholders of the Company, and (b) the Insider Options, together with all of the Company’s previously established and outstanding stock option plans or grants, would result in the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued Common Shares. Accordingly, the Insider Options are subject to ratification by disinterested shareholders of the Company and may not be exercised until shareholder approval for the options is obtained.

            Approval Required. At the Meeting, shareholders will be asked to consider, and if thought advisable, pass substantially the following resolution to approve the Insider Options: Resolved that the grant and exercise of the Insider Options as disclosed in the Information Circular of the Company dated June 1, 2010 is hereby approved. Holders of Insider Options are not entitled to vote the Common Shares they hold (6,894,605 Common Shares) on the resolution. The resolution may be passed by a simple majority of the shares voted by shareholders of the Company who vote on the matter in person or by proxy.

            Recommendation of the Board. The Board is of the view that the Insider Options will provide an incentive for officers of the Company to continue to provide their services to the Company, act in the best interests of the Company and shareholders, and generate value for shareholders. Accordingly, the Board recommends that shareholders vote in favour of the resolution approving the Insider Options.

Approval of the Amended Share Option Plan

            In July 2009 and May 2010, the board of directors approved certain amendments to the Share Option Plan, all of which are subject to shareholder approval. The principal changes made to the Share Option Plan were (a) an increase in the number of Common Shares reserved for issuance under the plan, (b) an extension of the terms of options from five to 10 years, (c) changes to the vesting provisions of options granted under the plan, and (d) changes to incorporate requirements of the share incentive policies of the TSX-V.

            A copy of the Amended Share Option Plan, black-lined to show the changes approved by the Board in July 2009 and April 2010, is attached as Schedule C to this Information Circular. The following is a summary of the material terms of the Amended Share Option Plan:

•

Number of Securities Issuable. The total number of Common Shares reserved for issuance under the Amended Share Option Plan is a maximum of 11,654,657 Common Shares, or, if the Company completes the Acquisition, 10% of the Common Shares issued at the time of the grant of an option thereunder.

•

Eligible Persons. Directors, senior officers, employees, consultants or management company employees and their permitted assigns (the “Eligible Persons”) are eligible to receive grants of options under the Amended Share Option Plan.

•

Exercise Price. The exercise price of each option will be set by the Board and will not be less than the fair market value of the optioned shares on the date of grant. Fair market value is defined in the plan to be, while the Common Shares are listed on the TSX-V, the closing price of the shares on the trading day immediately preceding the date of grant (less any permitted discount and subject to minimum price requirements).

•	Term of Options. The exercise period for options will be a period determined by the Board which in no case may exceed a maximum period of 10 years from the date of grant.

•

No Assignment. Options granted under the Amended Share Option Plan are non-transferable and non- assignable, except that, in the event of the death of an optionee, the deceased’s heirs or administrators will have the right to exercise any portion of an optionee’s outstanding option for up to one year from the date of the optionee’s death.

•

Vesting. The vesting of options will be at the discretion of the Board and in accordance with TSX-V policies and may be subject to the vesting provisions provided for in an applicable employment agreement (as discussed below).

•	Termination of Exercise Right. All rights to exercise an option will terminate upon the earliest of the following:

	•	the expiration date of the Option;

•

the end of the period of time permitted for exercise of the option after the optionee ceases to be an Eligible Person for any reason other than death, disability or termination with cause, or as provided in an employment agreement. The Board is to determine the length of the period in each case, but the period will not be longer than 12 months after the optionee ceases to be an Eligible Person;

	•	for optionees engaged in investor relations activities for the Company, the 30th day after the optionee ceases to be employed to provide such services;

	•	if an Eligible Person is an employee or consultant of the Company, the date on which the optionee ceases to be an Eligible Person due to termination for cause;

	•	the first anniversary of the date an optionee ceases to be an Eligible Person due to termination as an employee or consultant on account of disability; or

	•	in the case of the death of an optionee, the first anniversary of the date of death.

•

Special Provisions Related to Employment Agreements. The plan contains certain provisions which allow for accelerated vesting of options if such acceleration is agreed to in an employment agreement between the Company and the optionee. If an optionee (a) is terminated without cause, or (b) resigns due to a material reduction or change in position, duties or remuneration of the optionee relating to or as a result of a change of control (as defined in the employment agreement), then, if provided for in the optionee’s employment agreement, all outstanding options granted to the optionee, and options agreed in writing to be issued to the optionee, will vest immediately and may be exercisable by the optionee for a reasonable period following cessation of the optionee’s employment.

•	Disinterested Shareholder Approval. The Company must obtain disinterested shareholder approval in relation to the following:

	•	options granted to any one individual in any 12 month period to acquire Common Shares exceeding 5% of the issued and outstanding Common Shares;

	•	any reduction in the exercise price of an Option previously granted to an insider of the Company at the time of the proposed amendment; or

•

a grant of options if the plan, together with all of the Company’s previously established and outstanding stock option plans or grants could result at any time in (a) the number of shares reserved for issuance under stock options granted to insiders of the Company exceeding 10% of the Company’s issued shares; (b) the grant to insiders of the Company receiving a number of options exceeding 10% of the issued shares of the Company within a 12 month period; or (c) the issuance to any one optionee, within a 12 month period, of a number of shares of the Company exceeding 5% of the issued shares.

•

Limitation on Certain Option Grants. In any 12 month period, the Company may not grant options to acquire more than 2% of its issued and outstanding Common Shares to any one Consultant or in the aggregate to Eligible Persons who provides investor relations activities (as such term is defined by TSX- V Policy).

•

Administration. The Amended Share Option Plan will be administered by the Board which, generally speaking, will determine which Eligible Persons will receive grants of options, the number of shares to be optioned, the terms of exercise and vesting, the option price, and the duration of the exercise period. The Board may amend, suspend, or terminate the plan, subject to shareholder approval where required by applicable regulatory requirements. The Board may also make rules and regulations and establish any procedures it deems necessary for the administration of the plan.

•

Amendments to Plan. The Amended Share Option Plan provides that, in order to comply with the requirements of any applicable regulatory authority, the Board may make certain amendments to the Amended Share Option Plan without shareholder approval, including:

	•	amendments of a “housekeeping” nature;

	•	changes to the vesting provisions of an option or the Amended Share Option Plan; and

	•	changes to the termination provisions of an option or the Amended Share Option Plan which does not involve an extension beyond the original expiry date.

            Approval Required. At the Meeting, shareholders will be asked to consider, and if thought advisable, pass substantially the following resolution to approve the Amended Share Option Plan: Resolved that the Amended Share Option Plan set out in the Information Circular of the Company dated June 1, 2010 is hereby approved. Insiders of the Company are not entitled to vote the Common Shares they hold (13,232,282 Common Shares) on the resolution. The resolution may be passed by a simple majority of the shares voted by shareholders of the Company who vote on the matter in person or by proxy.

            Recommendation of the Board. We expect the Amended Share Option Plan to benefit the Company’s shareholders by enabling the Company to attract and retain personnel of the highest calibre by offering them an opportunity to share in any previous increase in the value of the shares of the Company to which they have contributed and thereby contribute to the success of the Company. Accordingly, the Board recommends that shareholders vote in favour of the resolution approving the Insider Options.

Approval of Rolling Plan

            In connection with the approval to undertake the Acquisition, the board of directors approved certain amendments to the Amended Share Option Plan to create the Rolling Plan. The Rolling Plan contains terms that make the plan consistent with the share incentive policies of the TSX and with share incentive plans of other TSX-listed companies. Under the Rolling Plan, the number of Common Shares that may be issued on the exercise of options granted under the plan will be equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any Common Shares reserved for issuance under other share compensation arrangements). The implementation of the Rolling Plan is subject to the Company becoming listed on the TSX, which listing is subject to meeting all TSX listing requirements, and there is no assurance that such listing will be obtained. If the Company does not become listed on the TSX, then the Amended Share Option Plan, if approved by shareholders at the Meeting, will continue as the Company’s form of share incentive plan.

            Under the Rolling Plan, any increase in the number of outstanding shares of the Company will result in an increase in the number of shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan. However, all validly outstanding options existing at the time the Rolling Plan comes into effect will be counted for the purposes of calculating what may be issued under the Rolling Plan.

            A copy of the Rolling Plan is attached as Schedule D to this Information Circular. The following is a summary of the material terms of the Rolling Plan:

•

Number of Securities Issuable. A maximum of 10% of the Company’s issued and outstanding shares at the time the shares are reserved for issuance, less any Common Shares reserved for issuance under other share compensation arrangements, may be reserved for issuance under the Rolling Plan.

•

Eligible Persons. “Service Providers” are eligible to receive grants of options under the Rolling Plan. “Service Providers” is defined as bona fide directors, officers, employees, management company employees and consultants and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

•

Exercise Price. While the Common Shares are listed on the TSX, the exercise price of options granted under the plan will be the greater of the closing price for the Common Shares on the TSX on the last trading day before the date of grant of the option and the weighted average of the trading prices for the Common Shares on the five trading days before the date of grant of the option. However, notwithstanding the foregoing, proposed option grants which are disclosed in any prospectus offering completed in connection with the Acquisition Financing may be issued at the greater of the prospectus offering price and the market price.

•	Term of Options. Options granted under the Rolling Plan will have a maximum term of 10 years from their date of grant.

•	No Assignment. Subject to the provisions of the Rolling Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

•

Vesting. Vesting of options is at the discretion of the Board. On a change of control or take-over bid, if provided for in the optionee’s employment agreement, the options will fully vest and in all other cases may fully vest at the discretion of the Board. A change of control occurs, for the purposes of the Rolling Plan, in the circumstances set out in the optionee’s employment agreement or, if not defined in the applicable employment agreement, on the acquisition of a number of the voting securities of the Company, which, including all the other voting securities of the Company held by the acquirer, results in such entity holding for the first time at least 30% of the outstanding voting securities of the Company.

•	Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

• if and to the extent provided in the optionee’s employment agreement;

•

in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

•

generally speaking, vested options will expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options shall immediately terminate; and

	•	if an optionee is dismissed for cause, such optionee’s options, whether or not they are vested at the date of dismissal, will immediately terminate.

•

Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black out, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

•

Administration. Subject to the requirements of applicable law and TSX policies requiring shareholder or other approval, the Rolling Plan provides that the Board may amend, suspend, terminate, or discontinue the plan or any option, or revoke or alter any action taken under the plan or option, except that the Board may not undertake any such action if it were to adversely alter or impair an option unless it first obtains the written consent of the affected optionee.

•	Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Rolling Plan:

	•	an increase to the aggregate percentage of securities issuable under the plan; and

	•	a reduction in the exercise price of an outstanding option;

	•	an extension of the term of any option beyond the expiry date;

	•	any amendment to permit assignments or exercises other than by the optionee other than as set out in the plan;

	•	amendment to the individuals eligible to receive options under the plan;

•

an amendment to the plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the Common Shares; and

	•	an amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).

•	Amendments Without Shareholder Approval. Subject to the policies of the TSX, the Rolling Plan may be amended without shareholder approval for the following:

	•	amendments of a “housekeeping” nature;

	•	amendments necessary to comply with the provisions of applicable law;

	•	amendments respecting the administration of the Rolling Plan;

	•	any amendment to the vesting provisions of the plan or any option;

•

any amendment to the early termination provisions of the plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

•

the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of participants of Common Shares under the plan, and the subsequent amendment of any such provision which is more favourable to participants;

•	the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the plan reserve;

•	amendments necessary to suspend or terminate the plan; and

•	any other amendment not requiring shareholder approval under applicable law (including the TSX Policies).

            Approval Required. At the Meeting, shareholders will be asked to consider, and if thought advisable, pass substantially the following resolution to approve the Rolling Plan:

            Resolved that:

1.

the Rolling Plan set out in the Information Circular of the Company dated June 2, 2010, subject to such amendments of a housekeeping nature as are required in order to comply with the requirements of the TSX, is hereby approved; and

2.	the unallocated entitlements under the Rolling Plan be and are hereby approved until June 28, 2013.

            The resolution may be passed by a simple majority of the shares voted by shareholders of the Company who vote on the matter in person or by proxy, provided that insiders entitled to participate in the Rolling Plan cannot vote their Common Shares (which represents 6,894,605 Common Shares). Pursuant to the policies of the TSX, the Rolling Plan, if adopted, will require shareholder approval every three years after the implementation of the plan. If the Rolling Plan becomes effective, the Company intends to make certain grants under this plan. See “Executive Compensation – Post-Acquisition Executive and Director Compensation”.

            Recommendation of the Board. The Board is of the view that the Rolling Plan will provide the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees by offering competitive compensation relative to other companies in the industry. To meet this goal, the Board believes that should its stock exchange listing migrate to the TSX, which listing is subject to meeting all TSX listing requirements, there being no assurance that such listing will be obtained, that the Company should have a share incentive plan consistent with the policies of that exchange. Accordingly, the Board recommends that shareholders vote in favour of the resolution approving the Rolling Plan.

Equity Compensation Plan Information

            The following table summarizes information, as at December 31, 2009, in relation to compensation plans under which equity securities of Mala Noche are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	4,375,000	0.19	Nil
Equity compensation plans not approved by securityholders	5,500,000	0.135	1,779,657
Total	9,875,000	0.16	1,779,657

(1)

For a summary of the main aspects of the Company’s current stock incentive plan, see Mala Noche’s Information Circular dated September 29, 2008, prepared in connection with the special meeting of Company shareholders that was held on November 3, 2008, a copy of which is available for viewing through the Internet on SEDAR at www.sedar.com. For a summary of amendments to the Company’s share option plan which were approved by the board of directors on July 9, 2009 and May 29, 2010, see “ – Approval of the Amended Share Option Plan” and “ – Approval of Rolling Plan”.

AMENDMENTS TO ARTICLES

            At the Meeting, shareholders of Mala Noche will be asked to approve certain amendments to the Company’s current Articles. The proposed amendments are considered appropriate as a result of the proclamation of the Securities Transfer Act (the “STA”), and to ensure that Mala Noche’s corporate charter facilitates the use of uncertificated shares and electronic record-keeping systems currently in use worldwide and increasingly adopted in Canada.

            Approval Required. At the Meeting, shareholders will be asked to consider and approve the following amendments, with or without modification, to the Company’s Articles (the “Article Amendments”). The resolution may be passed by a simple majority of the shares voted by shareholders of the Company who vote on the matter in person or by proxy.

            “Resolved that

1.	Clause 2.3 be amended to read as follows:

	2.3	‘Shareholder Entitled to Certificate, Acknowledgment or Written Notice

Unless the shares of which the shareholder is the registered owner are shares which have been deemed by the Board to be a class of uncertificated shares, each shareholder is entitled on request, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or acknowledgment for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all. If a shareholder is the registered owner of uncertified shares, the Company must, upon request by the shareholder, send without charge to the shareholder a written notice containing the information required by the Business Corporations Act within a reasonable time after the issue or transfer of such share.’

2.	Clause 2.4 be amended to read as follows:

	2.4	‘Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate, or written notice of the issue or transfer of an uncertificated share may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate, acknowledgement or written notice is lost in the mail or stolen.’

3.	Clause 2.6 be amended to read as follows:

	2.6	‘Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the requirements of the Business Corporations Act are satisfied and the directors receive:

(a)	proof satisfactory to them that the share certificate of acknowledgement is lost, stolen or destroyed; and

(b)	any indemnity the directors consider adequate.’

4.	Clause 5.1 (a) be amended to read as follows: ‘Clause 5.1 Registering Transfers

(a)

except as exempted by the Business Corporations Act, a duly signed instrument of transfer in respect of the share (which may be a separate document or endorsed on the share certificate for the shares transferred) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; has been received by the Company;’

5.	Clause 5.2 be amended to read as follows:

	5.2	‘Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in some other form that may be approved by the directors from time to time or by the transfer agent or registrar for those shares.’

6.	Clause 5.4 be amended to read as follows:

	5.4	‘Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer, or if the shares are uncertificated shares, then all of the shares registered in the name of the shareholder on the central securities register:

(a)           in the name of the person named as transferee in that instrument of transfer; or

(b)           if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.’”

            If passed, the resolution will become effective upon the filing of the amended Articles together with the signed Minutes approving the Articles as amended in the Company’s corporate records book. Upon receipt of shareholder approval for the Article Amendments, the updated and altered Articles will be available for review at www.sedar.com.

            Recommendation of the Board. In light of the proclamation of the STA, for purposes of efficiency and business expediency, the Board believes it is in the best interests of the Company to amend certain sections of the Company’s Articles to ensure that confirmation is sent to each holder of an uncertificated share by written notice to the Company shareholder pursuant to the current provisions of the BCA. These amendments are intended to modernize the Company’s corporate charter by facilitating the use of uncertificated shares and electronic trading. Accordingly, the Board recommends that shareholders vote in favour of the Articles Amendment Resolution.

ADDITIONAL INFORMATION

            Financial information is provided in the audited consolidated financial statements of the Company for the year ended December 31, 2009 and in the related Management’s Discussion and Analysis filed on SEDAR at www.sedar.com. Also available on SEDAR is the Company’s Annual Information Form for the year ended December 31, 2009. The audited consolidated financial statements, the report of the auditor, and Management’s Discussion and Analysis for the year ended December 31, 2009 will be placed before shareholders at the Meeting.

            The following additional information and documents can be found at www.sedar.com and are available upon request from the Company’s Chief Financial Officer at Suite 1500 – 885 West Georgia Street, Vancouver, B.C., telephone number: (604) 895-7465, or fax number (604) 639-2148: the Letter Agreement, the Consent Agreement including drafts of the San Dimas Silver Purchase Agreement and the Silver Trading Silver Purchase Agreement as schedules thereto, the NI 43-101 technical report on the Tayoltita, San Antonio (Central Block) and Santa Rita mines and the NI 43-101 technical report on the Ventanas exploration property. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

            As at the date of this Information Circular, management of Mala Noche is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

            The contents of this Information Circular and its distribution to shareholders of Mala Noche have been approved by the board of directors.

DATED at Vancouver, June 2, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Wade Nesmith
Executive Chairman

CONSENT OF CANACCORD GENUITY CORP.

To:        The Board of Mala Noche Resources Corp.

We hereby consent to the inclusion of our Fairness Opinion, dated June 1, 2010, prepared in connection with the proposed acquisition by Mala Noche Resources Corp. (“Mala Noche”) of the San Dimas Mines and related assets from subsidiaries of Goldcorp Inc. and addressed to the board of directors of Mala Noche, in the Information Circular of Mala Noche dated June 2, 2010. We also consent to the reference to our name and the description of the Fairness Opinion in the Information Circular, and to the filing of the Fairness Opinion with the Information Circular.

Vancouver, B.C.	(signed) Canaccord Genuity Corp.
June 2, 2010

SCHEDULE A

Unless the context requires otherwise, defined terms used in this Schedule have the same meaning as in the Information Circular. The information contained in this Schedule, other than the information under the headings “Property Description and Location – Mineral Concessions, Royalties and Permits” and “Property Description and Location – Taxes”, is summarized from a technical report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico For Goldcorp Inc. and Mala Noche Resources Corp.” dated June 1, 2010, prepared by Velasquez Spring, P. Eng. and Gordon Watts, P. Eng. of Watts, Griffis and McOuat Ltd., who are independent of the Company based on the definition of independence set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

DETAILS OF THE SAN DIMAS MINES

Property Description and Location

The San Dimas mining district is centered on latitude 24°06’N and longitude 105°56’W located about 125 km NE from Mazatlan, Sinaloa or approximately 150 km west of the city of Durango (see Figure 1).

Figure 1

Tijuana
U.S.A.
Mexico
Guaymas
Chihuahua
Culiacan
Durango
Mazatlan
Mexico City
Detailed Map Area
Mexico
108°
COAHUILA
SONORA
Navojoa
Alamos
Huatabampo
El Fuerte
San Blas
San José de Gracia
26°
Los Mochis
Guasave
15
Mocorito
Guamuchil
SINALOA
DURANGO
Tepia
Santiago Papasquiaro
Golfo de California
Navolato
Culiacan
TAYOLTITA
SANTA RITA
SAN ANTONIO
Cosala
El Dorado
San Miguel de Cruces
San Dimas
Tayoltita
San Antonio
24°
15
Santiago
BAJA CALIFORNIA
Pacific Ocean
Mazatlan
Rosario
N
Scale 1 : 2,500,000
0
25
125
Kilometres
UTM Zone 13N
22°
108°
Graphics by: Watts, Griffis and McOuat Limited

Figure 2.

LUISMIN S.A. de C.V.

Location Map
Luismin's Operating Mines

DMSL’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa states include San Antonio, Tayoltita and Santa Rita. The San Dimas properties are surveyed and contained in a contiguous block in an area of 22,721.57 ha (see Figure 2).

Figure 2

Mineral Concessions, Royalties and Permits

As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mines have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities, and the licences are in good standing. Surface rights have been secured by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

There are no royalties payable to any entity. Current Mexican legislation does not require government royalty payments. DMSL also holds the appropriate permits under local, State and Federal laws to allow mining operations.

Environmental Matters

At the time of Goldcorp’s acquisition of the San Dimas operations (through a predecessor company, Wheaton River Minerals Corporation), the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. To bring the facilities to international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since the acquisition in 2002, a number of improvements have been made and extensive work is ongoing to further improve the standard of the tailings operation.

DMSL’s practice had been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams were typically constructed with cyclone underflow, and the overflow drains to decant structures in the central portion of the dam. Previously the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

The deficiencies with the tailings management aspect of the operations have been addressed by DMSL and capital investments have been made to upgrade the containment structures and tailings operations to bring them more in line with accepted practice. In 2005, US$1.3 million was spent on the San Antonio tailings, and US$2.2 million in 2006 and US$1.6 million in 2007. Investment in the Tayoltita tailings dam in 2005 was US$1.6 million, US$0.6 million in 2006 and US$3.2 million in 2007.

Environmental requirements in Mexico can be expected to become more aligned with world standards in the future. The planned capital expenditures and changes to upgrade the San Dimas tailings management operations are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

Taxes

Corporate profits in Mexico are taxed only by the Federal Government. Through 2008, there were two federal taxes in Mexico that applied to Goldcorp’s operations in Mexico; a Flat Rate Business Tax (“FRBT”) and a corporate income tax. Mexican corporate income tax is calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions. During 2008 and 2009, the corporate income tax rate in Mexico was 28%, and it will be 30% from 2010 to 2012, 29% during 2013 and 28% for 2014 and subsequent taxation years.

The FRBT is a minimum tax that applies in addition to the corporate income tax. The tax is applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009 and 17.5% during 2010. The base to which the FRBT is applied is determined by deducting from gross income certain items, such as expenses associated with purchasing goods, rendering independent services, and leasing goods, or expenses incurred in connection with the administration of such activities. Some expenses that are deductible in determining taxable income for income tax purposes, such as salaries, interests in some cases and royalties with foreign related parties are not deductible in determining the FRBT. However, certain tax credits are available to offset the FRBT, including income tax paid during the same fiscal year; a credit on certain salary-related expenses and social security contributions paid by an employer; a credit on losses, a credit on fixed assets; and monthly FRBT payments. The FRBT follows a cash flow system, which could distort the crediting of income tax against the FRBT. Finally, special rules apply to certain taxpayers, such as corporate groups that file consolidated tax returns.

Access, Climate, Local Resources, Infrastructure and Physiography

Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately 10 hours. DMSL maintains a de Havilland Twin Otter aircraft and a helicopter; both are based at Tayoltita. Travel from either Mazatlan or Durango to Tayoltita requires an approximate one-half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas mines arrive on DMSL’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

Originally, access to the San Dimas district was from the town of San Ignacio, Sinaloa along a 55 km long narrow mule trail, carved in the steep valley wall above the high water level of the Piaxtla River. A rough road, paralleling the mule trail, now follows the river bed to San Ignacio but the road is only accessible for approximately six months of the year during the spring dry season. San Ignacio is connected to Mazatlan by approximately 70 km of paved roads.

The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35°C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September) however tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm. Weather does not affect the operations and mining is carried out throughout the year.

Mining at both the Santa Rita and San Antonio mines is done by contract mining while at Tayoltita the mining is carried out by DMSL personnel. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants including mining company personnel. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population, and population outside the mining and sawmill camps is sparse.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by DMSL to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Electrical power is provided by a combination of DMSL’s own system and the Federal Power Commission supply system. DMSL operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission supply system. DMSL’s hydroelectrical power was increased with additional turbines in a tunnel from Trout Lake. Except for a few months of the year, during the dry season, hydroelectric generation from the Trout Reservoir provides all the electric requirements of the San Dimas mines. An increase in the height of the face of the dam is planned for the future in order to increase the capacity of the Trout Reservoir to meet the San Dimas Mines’ electric requirements year round.

The infrastructure of the San Dimas district, roads, townsite, airport and mill tailings area for the operations of Tayoltita, San Antonio, and Santa Rita Mines is illustrated below in Figure 3.

The Santa Rita mine is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

The San Antonio mine is located seven kilometres west of the Tayoltita Mine in the State of Sinaloa. The mine is accessed from Tayoltita by a three kilometre road paralleling the Piaxtla River, opposite the town of Tayoltita to the portal of the San Luis Tunnel, through the tunnel and then by road, or along the San Antonio river bed to the San Antonio Mill, for a total drive of approximately 1.5 hours.

Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops. The mine and mill at San Antonio have been shut down.

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 m above mean sea level (“amsl”) on the high peaks to elevations of 400 m amsl in the valley floor of the Piaxtla River.

Figure 3

NLA MEX\NLA_05_Tayoltita_Infrastructure.cdr
Last revision date: Wednesday 12 May 2010

Watts, Griffis and McOuat

SAN VICENTE
SAN DIMAS
TAYOLTITA MINE
LAS PALMAS
San Fernando Tunnel
SANTA RITA MINE
Tayolita Tunnel
Santa Rita Tunnel
TAYOLTITA MILL
SAN ANTONIO MINE
TAYOLTITA TOWNSITE
Airport
SAN ANTONIO MILL
TAYOLTITA TAILINGS
SAN ANTONIO TAILINGS
San Luis H Tunnel
LA PUERTA
Graphics by Watts, Griffis and McOuat Limited

0 1 5

Kilometres

Figure 5.

LUISMIN S.A. de C.V.

Infrastructure At Tayoltita

San Dimas District, Mexico

(after Luismin)

History

The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near the present town of Tayoltita). Government and religious authorities made several unsuccessful attempts to determine the location of the Queleles group of mines. By 1795, a town of 10,000 residents had been established upstream at Guarisamey where other gold and silver veins had been discovered. The Spanish continued working several of the mines until the start of the Mexican War of Independence in 1810. Mining activity in the district then decreased and did not start up again until the 1880s when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area. W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company. In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by a group known as DMSL S.A. de C.V.

Historical production through 2009 from the San Dimas District is estimated at 582 million ounces of silver and 10.8 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas district during 2009 was approximately 113,018 ounces of gold and 5.1 million ounces of silver respectively, while production in 2008 was approximately 86,700 ounces of gold and 5.1 million ounces of silver, respectively. Historical production for the San Dimas District from 2003 to 2009 is summarized below in Table 1:

Table 1
DMSL MINE PRODUCTION

		Mill Head Grade
San Dimas District	Tonnes	g Ag/t	g Au/t
2003	423,673	428	5.2
2004	397,646	665	7.2
2005	507,529	497	7.4
2006	668,942	438	7.8
2007	685,162	341	6.3
2008	619,554	259	4.3
2009	673,311	249	5.4

Geological Setting

The general geological setting of the San Dimas district is illustrated in Figure 4. Two major volcanic successions totalling approximately 3,500 m in thickness have been described, the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

Figure 4

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 m thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 m thick, well-bedded Buelna andesite that is remarkably present throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 mm) volcanic rock fragments. It ranges in thickness from 50 to 250 m and is also prevalent throughout the district.

The overlying Productive Andesite is more than 750 m in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to a coarse agglomerate), the other has a porphyritic texture (1 to 2 mm plagioclase phenocrysts).

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 m thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita Mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 m. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dykes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years.

The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 m thick in the eastern part of the district however within most of the district is about 1,000 m thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35° to the east (see Figures 5 and 6). In most cases, the faults are post ore in age and offset both the LVG and UVG.

Figure 5

Watts, Griffis and McOuat

395,000mE
Scale 1 : 100,000
0 1 5
kilometres
N
TAHONITAS
Veta Minitas
Veta Tahonitas
Veta Chinacates Norte
Veta Tanquesitos
Rincon de Calabozas
El Ranchito
Rancho Tanquesitos
Carbonera
TINAJAS AREA
Veta Guerita
Veta Franco
CARBONERAS FAULT
GUAMUCHIL FAULT
ARANA FAULT
TAYOLTITA
ARANA HW
PEÑA FAULT
Veta 19-500
San Dimas
SAN VICENTE
SAN RAFAEL MINE
Veta Luz y Reyes
Veta San Rafael
Veta Noche Buena
CENTRAL BLOCK
Veta Candelaria
Socavón
SAN EDUARDO TUNNEL
TREVIÑO TUNNEL
SANTA RITA
Veta Santa Rita
Veta El Sol
Veta La Huerta
Veta Magdalena
Guarisamey
DON PORFIRIO FAULT
SINALOA FAULT
La Soledad
WEST BLOCK
SINALOA GRABEN
Veta Roberta
Veta Guadalupe
SAN FRANCISCO TUNNEL
TAYOLTITA
SAN ANTONIO MINE
GRABEN SINALOA TUNNEL
SAN LUIS TUNNEL
ROSARIO MINE
Veta Rosario
Veta San Miguel
EL CRISTO
Veta Cristo
Veta Verónica
ESCONDIDO TUNNEL
La Lechuguilla
PIAXTLA RIVER
LIMONCITO FAULT
2,665,000mN
2,670,000mN
2,675,000mN
2,680,000mN
2,660,000mN
Legend:
Proposed Tunnel
River
Tunnel done
Vein
Fault
Graphics by Watts, Griffis and McOuat Limited

Figure 8.

LUISMIN S.A. de C.V.

Structural Map of the San Dimas District

(after Luismin)

Figure 6

All major faults display northeast-southwest extension and dip from near vertical (Peña fault) to less than 55° (Guamuchil fault). Offsets on the blocks range from a downthrow of 150 m on the Peña and Arana faults, to more than 1,500 m on the Guamuchil fault.

Exploration and Drilling

Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that DMSL has termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded (see Figure 7 below).

Figure 7

This favourable, or productive, zone at San Dimas is some 300 to 600 m in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, DMSL is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

DMSL applies a 30% probability factor to the volume of the favourable zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone. For more than 30 years, DMSL has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral, etc.) to the mined out area plus the Mineral Reserve area. The Technical Report concluded that the application of the 30% factor was justified.

Exploration of the Favourable Zone at San Dimas District is done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work is done in-house by DMSL. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately US$45/m.

DMSL conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs. Nine diamond drill rigs and crews are employed in the mines. Of which two are contracted.

Exploration in 2009 was concentrated on the Sinaloa Graben, located between the West Block (San Antonio Mine) and the Central Block (Roberta Mine), on the Favourable Zone (boiling zone containing the epithermal silver and gold mineralization) of the down faulted block. Drilling was also carried out in the Tayoltita and Santa Rita Mine areas.

Exploration in the first trimester of 2010 consisted of 11,816m of diamond drilling and 639m of drifting was carried out in the Central Block, Robertita and Nancy Vein Systems and Sinaloa Graben. This exploration outlined Mineral Resources of 142,033 tonnes containing 2.857 million oz AG and 31,209 oz Au. The most significant amount of those were developed in the Sinaloa Graben.

The Sinaloa Graben is a North-South trending block more than 7 km long by almost 2 km wide, bounded by two regional faults, Limoncito on the east and Sialoa on the west, containing more than 10 veins of which only two, San Juan and San Vicente veins have been minded with the remainder of the veins unexplored. Table 2 lists the four drillholes and the development on Level 7-660 that confirm the presence of the mineralization and produced the resulting estimation of Mineral Resources.

Table 2
SINALOA GRABEN BLOCK, MINERAL RESOURCES
 (January to February 2010)

Drillhole	Tonnes	Au	Ag	True Width	Au	Ag
		(g/t)	(g/t)	(m)	(oz)	(oz)
Indicated Resources (by drilling)
TGS S-22	57,777	6.81	958	8.56	9,840	1,034,319
TGS S-15	50,768	8.08	403	7.52	13,192	657,201
TGS S-07	15,087	4.17	191	2.24	2,022	92,661
TGS 7-17	14,992	3.73	481	2.22	1,797	231,663

Proven and Probable Reserves
Level 7-660	4,714	3.13	189	1.24	474	28,596
Total Resources	143,338	5.93	444		27,325	2,044,440

Also during the first trimester of 2010 diamond drilling from inside the mine from the 22nd and 25th levels has verified the presence of northeast-southwest and east-west striking narrow quartz filled structures (0.2 to 0.90 wide) in the Arana block carrying mineralization in the order of 300g Ag/t and 5g Au/t. A diamond drilling program on a 400 x 400 m grid commenced in April 2010 on this high grade gold zone.

Based on past production and knowledge of the Favourable Zone, an Inferred Mineral Resource of 6.8 million tonnes has been estimated in the first trimester of 2010 in the Sinaloa Graben to contain some 1.1 million oz Au and 82.1 million oz Ag. The identification of these Mineral Resources indicate a long life to the mine and encourages further exploration and development of other areas of the mine.

Deposits and Mineralization

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of late stage of plutonism and the hydrothermal activity is 2.1 million years, however hydrothermal activity continued for at least another 5.0 million years. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 15 m, but average 1.5 m. They have been followed underground from a few metres in strike-length to more than 1,500 m. An example of a vein with mineralization in the Favourable Zone extending form more than 2,000m in the Tayoltita Mine, the San Luis Vein, is set out in Figure 8 below.

Figure 8

Three major stages of mineralization have been recognized in the district: 1) early stage; 2) ore forming stage; and 3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: 1) quartz-chlorite-adularia; 2) quartz-rhodonite; and 3) quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 m); however, most average 150 m in strike-length. Down-dip extensions of ore shoots are up to 200 m but are generally less than the strike length.

Sampling, Assaying and Security

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: 1) samples of the mineralized zones exposed by the mine workings; and 2) samples of the diamond drill core from the exploration/development drilling.

Samples are also collected but on a less routine basis, from mine cars and from the blasted rock pile in a stope. Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

Drill core samples after being sawn in half are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratories.

At each of the mines, the mine workings are sampled under the direction of the Geological Department initially across the vein, at 1.5 m intervals. Splits are also taken along the sample line to reflect geological changes. No sample length is greater than 1.5 m. Once the ore block has been outlined and the mining of the block begins the sample line spacing may be increased to 3.0 m. Sampling is done by chip-channel (the channel approximately 10 cm wide), cut across the vein. Sample chips of similar size are collected on a canvas sheet then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kg sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 g representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the DMSL mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.

The procedures used by DMSL’s assay laboratories are those introduced by the former American mine owners. Certain steps have through time become somewhat slack and could be improved, perhaps through more rolling of the pulp sample for improved homogenization, better control of dust and rock chips in the crushing-grinding area, and air conditioning in the balance room for the bead weighing. The Technical Report indicates that the sample preparation, analysis and security process is without any serious problems, but that the introduction of a new program of quality control would be advantageous and helpful.

Mineral Resource and Mineral Reserve Estimates

The Proven and Probable Mineral Reserves, estimated by DMSL as of December 31, 2009 for the three operating mines in the San Dimas District, Tayoltita, Santa Rita and San Antonio/Central Block are 5.589 million tonnes at 339 g Ag/t and 4.80 g Au/t (see Table 2). Similarly, an Inferred Mineral Resource, separately reported and estimated by DMSL, is about 15.166 million tonnes at an approximate grade of 317 g Ag/t and 3.31 g Au/t (see Table 3).

Rather than calculating Mineral Resources/Mineral Reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, DMSL estimates the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine Mineral Reserves. The minimum mining width is 0.9 m; however, on occasion where very high grade values are encountered over intervals less than 0.9 m, the minimum mining width is calculated to 0.9 m, using zero grade gold and silver values for the additional width required to meet 0.9 m.

DMSL’s practice is to apply gold and silver correction factors to the grades as estimated for the in situ mineralization to correlate with the head grades of the mill feed. The correction factors account for losses in gold and silver values in the cut-and-fill mining method as well as for dilution.

Table 3
MINERAL RESERVES OF SAN DIMAS DISTRICT
(as of December 31, 2009)

	Metric			Total Contained
	Tonnes	(g Ag/t)	(g Au/t)	(Ag)	(Au)
Proven Reserves
Tayoltita	214,470	298	3.15	2,057,441	21,745
El Cristo	4,363	223	3.89	31,296	546
Tayoltita (Alto Arana)	12,178	288	1.98	112,575	774
Santa Rita	240,218	308	2.21	2,382,149	17,059
Block Central	1,523,050	394	6.63	19,302,321	324,625
San Vincente	17,687	217	4.51	123,517	2,566
Sinaloa Graben	1,616	189	3.13	9,802	163
Total Proven Reserves	2,013,582	371	5.68	24,019,101	367,477

Probable Reserves
Tayoltita	303,484	288	3.02	2,813,984	29,452
El Cristo	5,757	194	3.50	35,833	649
Tayoltita (Alto Arana)	7,962	283	2.71	72,475	693
Santa Rita	256,043	286	1.98	2,358,207	16,293
Block Central	976,544	374	5.91	11,753,388	185,600
San Vincente	22,246	219	4.66	156,418	3,336
Sinaloa Graben	3,098	189	3.13	18,794	312
Total Probable Reserves	1,575,134	340	4.67	17,209,099	236,336

Proven and Probable Reserves
Tayoltita	517,955	293	3.07	4,871,424	51,197
El Cristo	10,120	206	3.67	67,129	1,194
Tayoltita (Alto Arana)	20,140	286	2.27	185,051	1,467
Santa Rita	496,262	297	2.09	4,740,356	33,352
Block Central	2,499,594	386	6.35	31,055,710	510,226
San Vincente	39,932	218	4.60	279,935	5,902
Sinaloa Graben	4,714	189	3.13	28,596	474
Total Proven and Probable Reserves	3,588,716	357	5.23	41,288,200	603,813

Probable Reserves by Diamond Drilling
Tayoltita	759,483	287	2.84	7,000,160	69,302
El Cristo	103,737	268	3.98	894,383	13,282
Tayoltita (Alto Arana)	15,247	157	4.66	77,071	2,286
Santa Rita	344,537	333	2.84	3,692,127	31,435
Block Central	693,179	314	5.57	7,005,725	124,237
San Vincente	3,304	208	2.50	22,093	266
Sinaloa Graben	80,847	378	6.54	981,525	17,010
Total Probable Reserves by Diamond Drilling	2,000,334	306	4.01	19,673,082	257,817

GRAND TOTAL Proven and Probable Reserves	5,589,050	339	4.80	60,901,283	861,630

Notes to Reserve Statement

1.	Reserves were estimated as of December 31, 2009.
2.	Cutoff grade based on total operating cost for Tayoltita, Santa Rita and Block Central (US$84.79/t).
3.	All reserves are diluted, a mining recovery factor has not been applied, but the Technical Report estimates that the mining recovery will be approximately 90%.
4.	The tonnage factor is 2.7 tonnes per cubic metre.
5.	Cutoff values are calculated at a silver price of US$13.00 per troy ounce and US$825.00 per troy ounce for gold.
6.	Rounding of figures may alter the sum of individual column.

Table 4
 INFERRED MINERAL RESOURCES OF SAN DIMAS DISTRICT GEOLOGY DEPARTMENT
 (as of December 31, 2009)

Area	SG	%	Metric	Average Grade		Content (Troy oz) x 10[3]
		Probability	Tonnes x 10[6]	(g Ag/t)	(g Au/t)	(Ag)	(Au)
Tayolita	2.70	30	6.765	306	2.90	66,618	632
Santa Rita	2.70	30	3.495	336	2.30	37,705	259
San Antonio	2.70	30	4.905	319	4.58	50,306	722
Total			15.166	317	3.31	154,629	1,612

All Mineral Resources are diluted. Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

The mines of DMSL in the San Dimas district consist of three underground gold and silver mining operations at Tayoltita, San Antonio (Central Block) and Santa Rita. With the current and near term mine plans, the Central Block is scheduled to provide the San Dimas mine production. Production is programmed to come from 10 veins (35 stopes) in the Central Block. With completion of the San Luis Tunnel, development of the Central Block has evolved to connect with the San Antonio mining area. This mining area is characterized by veins that dip 75° with variable widths and is currently being developed as an important mining area for San Dimas. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré.

The San Antonio Mill operation was put into care and maintenance in November 2003 with all milling consolidated to the Tayoltita Mill and all former San Antonio mine production considered part of the Central Block Mine operation.

The production of the three mines of DMSL’s San Dimas Mining operations in 2009 was 673,311 tonnes at an average grade of 5.36 g Au/t and 249 g Ag/t for production of 113,018 oz gold and 5,093,385 oz silver at recoveries of 97.4% and 94.6%, respectively. In 2008, the production was 657,479 tonnes at an average grade of 4.25 g Au/t and 259 g Ag/t for production of 86,682 oz gold and 5,113,466 oz silver at recoveries of 97.2% and 93.9% respectively, and in 2007 production was 685,162 tonnes at an average grade of 6.27 g Au/t and 341 g Ag/t for a production of 132,898 oz gold and 6,911,482 oz silver at recoveries of 94.7% and 91.1% respectively.

DMSL employs a combination of union and contracted workforce at the San Dimas operations with a total current workforce as of December 2009 of 1,071 with 654 at Tayoltita of which 234 are contracted, and 417 in the Central Block of which approximately 267 are contracted.

Milling Operations

The San Dimas district has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas. The Tayoltita Mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver. The mill currently has an installed capacity of 2,100 tpd. In 2009, the mill averaged 1,934 tpd.

The following summarizes the performance of the San Dimas milling operations during 2009.

Tons milled	673,311
Grade Ag (g/t)	248.7
Grade Au (g/t)	5.36
Recovery (Ag)	94.6%
Recovery (Au)	97.4%
Oz (Au)	113,018
Oz (Ag)	5,093,385

The Tayoltita mill presently employs two-stage crushing and two ball mills (12’ x 14’) that can operate simultaneously or separately to achieve 70% to 75% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant (“CCD”) circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Two positive displacement pumps operating in parallel move a high density tailings (53% solids) slurry to a box canyon 1,847 m east and up 125 m from the mill site for permanent disposal. Refining uses an induction furnace to produce 1,000 oz silver and gold doré bars (average 96% pure).

The Tayoltita Mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. An expansion at Tayoltita in 2003 increased the nominal capacity to 1,500 tpd to replace the capacity required for shutdown of the San Antonio Mill. Currently the Tayoltita Mill is at 2,100 tpd.

The 2,100 tpd expansion since 2003 included a new cone crusher and dust collection/system and the installation of a 1,000 hp ball mill providing two stage grinding. The expansion retrofitted a number of existing tanks for higher capacity for solid liquid separation. Included in the expansion was increased automation and process controls as well as a general upgrade of the plant power distribution and control system.

Capital and Operating Costs

Major capital investment in the San Dimas Mines is forecast to total approximately US$15.3 million in 2010. Mala Noche intends to raise annual production from 665 thousand tonnes of ore per year in the first year to 700 thousand tonnes in year three, or approximately 100 tonnes per day. Over the next five years major capital expense amounts to approximately US$7.3 million while sustaining capital amounts to approximately US$12.4 million, exploration totals approximately US$28.6 million and underground development totals approximately US$29.1 million. Over the next five years total capital expense is projected to average approximately US$15.5 million per year.

The San Dimas budget for Year 1 anticipates an operating cost of US$76.17 per tonne milled plus US$23.03 in capital costs per tonne milled, for a total of US$99.20 per tonne milled. The operating costs in Year 1 are projected to include US$29.06 per tonne of ore for salaries and wages; US$13.72 for mine supplies; US$9.22 for mill and plant supplies and repairs; and US$24.17 per tonne for other costs. This is equivalent to a cash operating cost of US$53.42 per ounce of gold production after silver credits in Year 1 and US$60.43 per gold ounce produced over the next five years. Analysing the costs on a co-product basis shows that the average operating cost for gold produced is US$337 per ounce of gold (average revenue US$900/oz) and the average operating cost for silver production is US$2.37 per ounce of silver (average blended revenue US$6.54/oz) . On a gold equivalent basis, the average operating cost per ounce of gold equivalent is US$337 per ounce of gold equivalent production. The gold equivalent ounces contributed by the silver production were calculated on a weighed basis to account for the two streams of revenue, namely the silver sold under the Silver Wheaton agreement at an average price of US$4.17/oz and the silver sold on a projected spot basis of US$15/oz. The total projected precious metal production over the next five years is 537,000 gold ounces and 35.5 million silver ounces or 250,000 gold equivalent ounces, yielding a total of 787,000 total gold equivalent ounces.

The authors of the Technical Report reviewed the Mala Noche estimates and believe that they are realistic. The San Dimas district has a higher cost structure than normal due to the remote location of the operations and required townsite infrastructure.

Cash Flow Analysis

The following table outlines pre-tax net cash flow calculations at the San Dimas Mines. The pre-tax cash flow analysis has been prepared based on Mala Noche estimates of San Dimas production (including tonnes, grades and recoveries) and capital and operating costs, and estimates of reasonable silver and gold prices going forward with allowances for silver sold forward to Silver Wheaton. The results show that San Dimas will produce a net cash flow of US$373 million before taxes over five years. This cash flow will be generated by mining and processing 3.253 million tonnes of Proven and Probable reserves and (in years four and five) 0.176 million tonnes of Inferred Resources.

Table 5
SAN DIMAS MINE
PRETAX NET CASH FLOW CALCULATION

	Units	Total/ Average	Year 1	Year 2	Year 3	Year 4	Year 5
PRODUCTION
Tayoltita
Proven & Probable
Ore Mined & Milled	t	612,100	116,000	121,000	77,500	160,000	137,600
Silver Grade	g/t	289	289	289	289	289	289
Gold Grade	g/t	2.93	2.93	2.93	2.93	2.93	2.93
Resources
Ore Mined & Milled	t	63,000	-	-	-	13,000	50,000
Silver Grade	g/t	306	-	-	-	306	306
Gold Grade	g/t	2.90	-	-	-	2.90	2.90
Central Block
Proven & Probable
Ore Mined & Milled	t	2,116,500	420,000	430,000	445,000	406,500	415,000
Silver Grade	g/t	371	371	371	371	371	371
Gold Grade	g/t	6.18	6.18	6.18	6.18	6.18	6.18
Santa Rita
Proven & Probable
Ore Mined & Milled	t	307,000	75,000	42,000	140,000	50,000	-
Silver Grade	g/t	312	312	312	312	312
Gold Grade	g/t	2.40	2.40	2.40	2.40	2.40
Resources
Ore Mined & Milled	t	60,000	-	-	-	15,000	45,000
Silver Grade	g/t	336	-	-	-	336	336
Gold Grade	g/t	2.30	-	-	-	2.30	2.30
El Cristo
Proven & Probable
Ore Mined & Milled	t	95,000	25,000	20,000	20,000	20,000	10,000
Silver Grade	g/t	263	263	263	263	263	263
Gold Grade	g/t	3.95	3.95	3.95	3.95	3.95	3.95
San Vicente
Proven & Probable
Ore Mined & Milled	t	34,500	12,000	20,000	2,500	-	-
Silver Grade	g/t	217	217	217	217	-	-
Gold Grade	g/t	4.44	4.44	4.44	4.44	-	-
Sinaloa Graben
Proven & Probable
Ore Mined & Milled	t	66,000	15,000	17,000	10,000	12,000	12,000
Silver Grade	g/t	374	374	374	374	374	374
Gold Grade	g/t	6.42	6.42	6.42	6.42	6.42	6.42
Tayoltita (Alto Arana)
Proven & Probable

	Units	Total/ Average	Year 1	Year 2	Year 3	Year 4	Year 5
Ore Mined & Milled	t	22,000	2,000	15,000	5,000	-	-
Silver Grade	g/t	230	230	230	230	-	-
Gold Grade	g/t	3.30	3.30	3.30	3.30	-	-
San Antonio
Resources
Ore Mined & Milled	t	53,900	-	-	-	23,500	30,400
Silver Grade	g/t	319	-	-	-	319	319
Gold Grade	g/t	4.58	-	-	-	4.58	4.58
Totals
Proven & Probable
Ore Mined & Milled		3,253,100	665,000	665,000	700,000	648,500	574,600
Silver Grade	t	344	343	341	345	343	349
Gold Grade	g/t	5.11	5.07	5.17	4.98	5.02	5.37
Resources	g/t
Ore Mined & Milled	t	176,900	-	-	-	51,500	125,400
Silver Grade	g/t	320	-	-	-	321	320
Gold Grade	g/t	3.21	-	-	-	3.49	3.09
Total Mined & Milled
Ore Mined & Milled	t	3,430,000	665,000	665,000	700,000	700,000	700,000
Silver Grade	g/t	343	343	341	345	341	344
Gold Grade	g/t	5.02	5.07	5.17	4.98	4.91	4.96

Table 5
SAN DIMAS MINE
 PRETAX NET CASH FLOW CALCULATION (continued)

	Units	Total/ Average	Year 1	Year 2	Year 3	Year 4	Year 5
METAL PRICES
Silver	US$/oz	15.00	15.00	15.00	15.00	15.00	15.00
Gold	US$/oz	900.00	900.00	900.00	900.00	900.00	900.00

REVENUE
Silver
Silver Recovery	%	94%	94%	94%	94%	94%	94%
Silver Production	kg	1,105,815	214,252	213,330	227,263	224,520	226,450
	ozs	35,552,763	6,888,365	6,858,706	7,306,689	7,218,479	7,280,523
Revenue at fixed price	k US$	115,899	21,131	21,324	22,513	22,597	28,334
Plus: Silver Revenue at World Price	k US$	116,646	25,413	25,190	28,550	27,889	9,604
Total Silver Revenue	k US$	232,545	46,544	46,514	51,063	50,486	37,938
Gold
Gold Recovery	%	97%	97%	97%	97%	97%	97%
Gold Production	kg	16,689	3,270	3,337	3,380	3,334	3,369
	ozs	536,569	105,129	107,271	108,656	107,205	108,307
Total Gold Revenue	k US$	482,912	94,616	96,544	97,790	96,484	97,477

Total Metal Revenue	k US$	715,457	141,160	143,058	148,853	146,970	135,415
Less: Refining Costs	k US$	7,754	1,504	1,500	1,592	1,572	1,586
Net Metal Revenue	k US$	707,702	139,657	141,558	147,261	145,398	133,829

OPERATING COSTS
Salaries & Wages	k US$	96,625	19,325	19,325	19,325	19,325	19,325
Mine Supplies	k US$	47,055	9,123	9,123	9,603	9,603	9,603
Mill & Plant Supplies & Repairs	k US$	31,639	6,134	6,134	6,457	6,457	6,457
Contract services	k US$	23,950	4,790	4,790	4,790	4,790	4,790
Fuel & Electricity	k US$	14,984	2,905	2,905	3,058	3,058	3,058
Rental Equipment	k US$	11,641	2,257	2,257	2,376	2,376	2,376
Insurance	k US$	8,150	1,630	1,630	1,630	1,630	1,630
Freight & Handling	k US$	4,364	846	846	891	891	891
Other	k US$	18,807	3,646	3,646	3,838	3,838	3,838
Total Operating Costs	k US$	257,215	50,656	50,656	51,967	51,967	51,967

Net Cash Operating Profit	k US$	450,487	89,000	90,901	95,294	93,430	81,861

Net Cash Flow to Mala Noche
Net Cash Operating Profit	k US$	450,487	89,000	90,901	95,294	93,430	81,861
Less: Capital Expenditures
Major projects	k US$	7,273	2,773	2,000	-	1,000	1,500
Sustaining	k US$	12,370	4,746	1,859	2,017	1,941	1,807
Exploration	k US$	28,567	3,272	6,312	6,690	6,388	5,904
Underground development	k US$	29,058	4,523	5,839	6,496	6,296	5,904
Total Capital Expenditures	k US$	77,268	15,314	16,010	15,204	15,625	15,115

Net Cash Flow to Mala Noche	k US$	373,219	73,686	74,891	80,090	77,805	66,746

Net Present Value	k US$		2.5%	351,336		5.0%	331,590
			7.5%	313,715		10.0%	297,484

The net cash flow calculation for the San Dimas Mines has been prepared on a pre-tax basis due to the complexities associated with modeling the company’s tax attributes. The Company anticipates that the San Dimas Mines will be subject to the regular Mexican corporate tax regime and will not be affected by the minimum tax. The currently enacted corporate tax rate in Mexico is 30% for 2010 to 2012, 29% for 2013, and 28% for 2014 and subsequent taxation years. Actual income taxes payable by the San Dimas Mine will be computed based on gold and silver spot prices when production is sold, notwithstanding that the San Dimas Mine is obligated to receive a lower amount in connection with certain forward contracts on silver. The San Dimas Mine is not entitled to a deduction for the difference between the spot price and the forward contract price.

The following table summarizes the life of mine plan.

Table 6
 SUMMARY OF SAN DIMAS, 5 YEAR LOM

Description
Ore Mined & Milled
Proven & Probable
Ore Mined & Milled		3,253,100	tonnes
Silver Grade		344.2	g/t
Gold Grade		5.11	g/t
Inferred Resources
Ore Mined & Milled		176,900	tonnes
Silver Grade		320.1	g/t
Gold Grade		3.21	g/t
Total Mined &Milled
Ore Mined & Milled		3,430,000	tonnes
Silver Grade		343.0	g/t
Gold Grade		5.02	g/t

Metal Recoveries
Silver		94%
Gold		97%

Metal Production		kgs	ozs
Silver		1,105,800	35,552,000
Gold		16,700	537,000

Metal Prices
Silver		$15.00	/oz
Gold		$900	/oz

Revenues		$	$/t ore
Silver		$232,500,000	$71.47
Gold		$482,900,000	$148.44
Total		$715,400,000	$219.91

Refining Costs		$7,800,000	$2.40
Operating Costs		$257,200,000	$79.06
Capital Costs		$77,300,000	$23.76
Net Cash Flow		$373,200,000	$114.72

Net Present Value Disc.	2.50%		$107.99
@:		$351,300,000
	5.00%	$331,600,000	$101.93
	7.50%	$313,700,000	$96.43
	10.00%	$297,500,000	$91.45

See “Acquisition of San Dimas Mines – Concurrent Transactions and Silver Agreements” for a description of the silver purchase agreements relating to production from the San Dimas Mines.

In order to determine the viability of the San Dimas Mines, authors of the Technical Report examined gold and silver prices. The average three year gold price, based on the London Bullion Market Second Fix was approximately $900 per oz at the end of the last week in April, 2010. In addition, the silver price based on the same criteria was $15.00/oz. At June 1, 2010 the London Bullion Market gold price P.M. fixing was US$1227.75/oz while the silver price fixing was US$18.30/oz.

The Technical Report assumes a base gold price of US$900/oz and a base silver price of approximately $4.00/oz for the silver sold under the Silver Wheaton agreement and US$15.00/oz for silver sold on the spot market. At these prices, the project returns a pre-tax net cash flow of US$373 million over five years and net of a total capital investment of US$77.3 million. The authors of the Technical Report have also tested the sensitivity of the San Dimas Mines’ net cash flow to changes in gold price, silver price, operating costs and capital costs (see Figure 9). The San Dimas Mines’ project economics are extremely robust. When the gold price is reduced by 25% from US$900/oz to US$675/oz, the project returns a net cash flow of US$252 million before tax. Similarly, a 25% reduction of the silver price (to US$11.25/oz) reduces the pre-tax net cash flow to US$344 million. A combined reduction of gold and silver prices by 25% leads to a pre-tax net cash flow of US$223 million, a reduction of US$150 million. The pre-tax net cash flow is much less sensitive to changes in operating and capital costs. An increase of 25% in operating costs reduces the pre-tax net cash flow by US$64 million to US$309 million, while an increase in capital costs only reduces pre-tax net cash flow by US$19 million to US$354 million.

Figure 9

Recommendations

The Technical Report concludes that profitable operations at the San Dimas Mines should be sustainable for at least the next five years. Based on the operating history of the San Dimas Mines, the potential for additional reserves being found on current land holdings, and the high success rate in turning the Inferred Mineral Resources into Mineral Reserves, the Technical Report concludes that it is also probable that profitable operations will be extended much beyond this five year period.

In addition to the general conclusion on the future viability of the San Dimas operations, the Technical Report makes the following conclusions:

  total Proven and Probable Mineral Reserves estimated as of December 31, 2009, for the seven operating mining units of DMSL’s three operating mines are 5.589 million tonnes at a grade of 339 g Ag/t and 4.80 g Au/t;

  the procedures used by DMSL to estimate the Mineral Reserves are reasonable and the reserves fairly represent the tonnage and grade that can be expected from an operation;

  total Inferred Mineral Resources, estimated as of December 31, 2009, for the same seven mining units of the three operating mines, and not included in the Mineral Reserves stated above, are approximately 15.166 million tonnes at an approximate grade of 317 g Ag/t and 3.31 g Au/t;

  the procedures used by DMSL to estimate the Inferred Mineral Resources are reasonable and the Inferred Resource estimate represents a reasonable expectation of potential;

  the experience and capabilities of the DMSL management team are regarded as excellent and important elements in the success of current and future operations;

  the potential for exploration, both on active mining properties as well as on exploration holdings, to expand the reserve base to both support and expand operations is excellent;

  future operations will incur additional capital and operating costs for management of tailings sites as well as remediation of existing sites;

  opportunities for future reductions in operating costs will be possible with capital investment in mining and processing equipment as well as changes to operating practices;

  DMSL operations at the San Dimas Mines have grown gradually over time where capital expenditures have been justified on short term planning and assessments. This has resulted in “add on” style expansions and a variety of equipment sizes and types that reduces some efficiencies in operations and maintenance that could otherwise be realized with longer term planning;

  an economic analysis of the Proven and Probable Reserves of the operations has demonstrated that the reserves can be mined and processed at a profit; and

  a review of production and costs for 2007 and 2008 has demonstrated that the April 2010 economic analysis is valid.

The following additional observations and conclusions are provided:

  the capital investment made available for exploration has resulted in the development of significant new mining areas in the San Dimas district that have substantially increased the grades being mined;

  the capital investment in mining equipment and the process plant have allowed the mine to develop the new areas and bring them into production quickly;

  DMSL management has made considerable progress in implementing safer practices in the underground operations by introducing rock mechanics expertise and modern ground control techniques to reduce the risks inherent in the operations;

  substantial progress has been made in improving tailings management, in on site awareness of the international guidelines in regard to tailings dams, and in introducing lower risk techniques to generally upgrade this aspect of the operations;

  site management has ongoing focus on reducing costs and improving the efficiencies of the operations through a very thorough data collection and reporting system; and

  extensive exploration and development works have been commenced in an attempt to increase the Mineral Resources/Reserves and production.

SCHEDULE B
MALA NOCHE RESOURCES CORP.

FAIRNESS OPINION

Canaccord Engagement

The Board engaged Canaccord to act for Mala Noche as exclusive financial advisor (the "**Engagement**") by an engagement letter dated March 24, 2010 (the "**Engagement Letter**"). Under the Engagement Letter, Canaccord agreed to provide financial advice and assistance to Mala Noche in relation to the Acquisition and the Financing and, if required by Mala Noche, to prepare and deliver this opinion as to the fairness of the Purchase Price, from a financial point of view, to the Mala Noche Shareholders (the "**Fairness Opinion**").

Under the Engagement Letter, Mala Noche has agreed to pay Canaccord a cash fee for rendering this Fairness Opinion, no portion of which is conditional upon this Fairness Opinion being favourable, or that is contingent upon the consummation of the Acquisition. Mala Noche has also agreed to reimburse Canaccord for all reasonable out-of-pocket expenses and to indemnify Canaccord in relation to certain claims or liabilities that may arise in connection with the services performed under the Engagement Letter.

This Fairness Opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Industry Regulatory Organization of Canada ("IIROC"), but IIROC has not been involved in the preparation or review of this Fairness Opinion.

Mala Noche has acknowledged that this Fairness Opinion and all oral or written advice and materials provided by Canaccord to Mala Noche (including, without limitation, the directors, management and legal counsel of Mala Noche) in connection with the Engagement are intended solely for the benefit and internal use of the board of directors of Mala Noche and does not constitute a recommendation as to how Mala Noche Shareholders should vote with respect to the issue of common shares of the Company to the San Dimas Vendors as partial payment of the Purchase Price and is not to be relied upon by Mala Noche Shareholders, subject to certain exceptions provided in the Engagement Letter.

Canaccord consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof, which summary shall be in a form acceptable to Canaccord, in the Information Circular to be mailed to the Mala Noche Shareholders in connection with the Acquisition, and to the filing thereof by Mala Noche with the applicable Canadian securities regulatory authorities.

Canaccord Credentials

Canaccord is Canada's largest independently-owned investment banking firm. Canaccord employs approximately 1,700 people with offices in major Canadian cities, as well as internationally in the United Kingdom, the United States and Barbados. Canaccord has approximately Cdn$13 billion in assets under administration and is publicly traded with a market capitalization of approximately Cdn$700 million. Canaccord provides a wide range of services, including corporate finance, mergers and acquisitions, financial advisory services, institutional and retail equity sales and trading and investment research. Canaccord and its principals have extensive knowledge of Canadian and U.S. equity capital markets, have prepared numerous valuations and fairness opinions, and have led numerous transactions involving private and publicly traded companies.

This Fairness Opinion is the opinion of Canaccord and the form and content hereof has been approved for release by a committee of its officers and directors, who are experienced in the preparation of fairness opinions and in merger, acquisition, divestiture and valuation matters.

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Canaccord Independence

Canaccord is not an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Ontario)) of Mala Noche, Goldcorp Inc., or their respective associates or affiliates (collectively, the "**Interested Parties**"), and is not an advisor to any person or entity other than Mala Noche and the Board.

As part of the Acquisition, Canaccord may act for Mala Noche as an agent or underwriter in connection with its Financing.

Canaccord acts as a trader and dealer, both as principal and agent, in all Canadian and U.S. financial markets and, in such capacity, may have had, or in the future may have, positions in the securities of the Interested Parties and, from time to time, may have executed, or in the future may execute, transactions on behalf of the Interested Parties or other clients for which it received or may receive compensation. In addition, as an investment dealer, Canaccord conducts research on securities and may, in the ordinary course of business, be expected to provide research reports and investment advice to its clients on issues and investment matters, including research and advice on one or more of the Interested Parties or the Acquisition.

Other than pursuant to the Engagement, Canaccord does not have any agreements, commitments or understandings (other than it may be an agent or underwriter in the Financing) in respect of any future business involving any of the Interested Parties. However, Canaccord may, from time to time in the future, seek or be provided with assignments from one or more of the Interested Parties.

Scope of Review

Canaccord has not been asked to, nor does Canaccord offer any opinion as to the terms of the Acquisition (other than in respect of the fairness, from a financial point of view, of the Purchase Price to be paid by Mala Noche to the San Dimas Vendors) or the form of any agreements or documents related to the Acquisition.

In preparing this Fairness Opinion, among other things, Canaccord reviewed and, where considered appropriate, in the exercise of its professional judgment, relied upon, without independently attempting to verify, among other things, the following:

- the Information Circular, dated June 1, 2010;
- the Letter of intent dated April 26, 2010;
- the Letter Agreement dated June 1, 2010;
- the NI 43-101 compliant technical report entitled "TECHNICAL REPORT ON THE TAYOLTITA, SANTA RITA AND SAN ANTONIO MINES DURANGO, MEXICO FOR GOLDCORP INC. AND MALA NOCHE RESOURCES CORP." dated May 26, 2010 by Watts, Griffis and McOuat Limited;
- financial models provided by Mala Noche;
- a site visit hosted by Company management on May 4, 2010;
- review of correspondences and conversations with Mala Noche and Goldcorp management and their legal counsel;
- financial terms of certain other transactions considered by Canaccord to be relevant;
- certain correspondence with relevant tax authorities and other tax information;
- certain other material agreements and documents related to the Acquisition;

3

- certain publicly available financial and other information concerning Mala Noche and the San Dimas Vendors that Canaccord considered to be relevant for purposes of its analysis;
- certain publicly available information regarding the gold and silver industry;
- valuation multiples implied by the structure of the Acquisition and comparisons of such valuation multiples with publicly available financial data concerning certain publicly traded companies that Canaccord considered to be relevant for purposes of its analysis;
- certain published investment dealer research on Goldcorp Inc.;
- public information with respect to other transactions of a comparable nature that Canaccord considered to be relevant for purposes of its analysis; and
- certain other documents filed by Mala Noche on the System for Electronic Document Analysis and Retrieval that Canaccord considered to be relevant for purposes of its analysis.

Canaccord has not, to the best of its knowledge, been denied access by Mala Noche or any of its respective associates or affiliates to any information requested by Canaccord. Canaccord did not meet with the auditors of Mala Noche, Goldcorp Inc. or the San Dimas Vendors and has assumed the accuracy and fair presentation of the audited and unaudited financial statements of each of Mala Noche and Goldcorp Inc. With respect to Goldcorp Inc., Canaccord has assumed the accuracy of any publicly available information related to Goldcorp Inc. that it has reviewed.

Assumptions and Limitations

With the approval of Mala Noche and as provided for under the Engagement Letter, Canaccord has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial information, business plans, forecasts, projections, estimates and budgets and other information, data, advice, opinions and representations obtained by it from public sources or provided to Canaccord by Mala Noche, or their respective officers, associates, affiliates, consultants, advisors and representatives pursuant to the Engagement relating to Mala Noche and the Assets (collectively, the "**Information**"). This Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement, but subject to the exercise of its professional judgment, and except as expressly described herein, Canaccord has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior management of Mala Noche has represented to Canaccord in a certificate provided in such capacity that, among other things: (i) the Information provided orally by, or in the presence of, an officer or employee of Mala Noche or in writing by Mala Noche or any of its subsidiaries or affiliates (as such terms are defined in the *Securities Act* (Ontario)) or their respective agents to Canaccord for purposes of preparing this Fairness Opinion was, at the date the Information was provided to Canaccord, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Mala Noche, its subsidiaries, affiliates or the Acquisition and did not and does not omit to state a material fact in respect of Mala Noche, its subsidiaries, affiliates or the Acquisition necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to Canaccord, except as disclosed in writing to Canaccord, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Assets or Mala Noche or any of its subsidiaries or affiliates and no material change has occurred in the Information or

4

any part thereof which would have or which would reasonably be expected to have a material effect on this Fairness Opinion; (iii) there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Assets or Mala Noche or any of its subsidiaries or affiliates or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided in writing to Canaccord; (iv) since the dates on which the Information was provided to Canaccord, no material transaction has been entered into by Mala Noche or any of its subsidiaries or affiliates, or proposed to be entered into, other than the entering into of the Letter Agreement; (v) they have no knowledge of any facts not contained in or referred to in the Information provided to Canaccord by Mala Noche which would reasonably be expected to affect this Fairness Opinion, including the assumptions used or the scope of the review undertaken; (vi) other than as disclosed in the Information, to the best of their knowledge, information and belief after reasonable inquiry, Mala Noche does not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries pending or threatened against or affecting Mala Noche or any of its subsidiaries or affiliates at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may in any way materially adversely affect Mala Noche and its subsidiaries taken as a whole; (vii) all financial material, documentation and other data concerning the Acquisition, Mala Noche and its subsidiaries or affiliates, including any projections or forecasts, provided to Canaccord were prepared on a basis consistent in all material respects with the accounting policies applied in the audited consolidated financial statements of Mala Noche dated as at December 31, 2009, reflect the assumptions disclosed therein (which assumptions management of Mala Noche believes to be reasonable) and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data not misleading in light of the circumstances in which such financial material, documentation or data was provided to Canaccord; (viii) to their knowledge, after having made due inquiry, no verbal or written offers for all or a material part of the properties and assets owned by, or the securities of, Mala Noche or any of its subsidiaries or affiliates have been received and no negotiations have occurred relating to any such offer within the 24 months preceding the date of the Engagement Letter which have not been disclosed in writing to Canaccord; and (ix) there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Acquisition, except as have been disclosed in writing to Canaccord.

Canaccord has assumed that the material terms of the Acquisition, when set out in the Definitive Acquisition Agreement, will be consistent in all material respects with the terms set out in the Letter Agreement. Canaccord has also assumed that all conditions precedent to the completion of the Acquisition can be satisfied or waived by the parties thereto in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Acquisition can proceed as scheduled and without material additional cost to Mala Noche or liability of Mala Noche to third parties, that the procedures being followed to implement the Acquisition are valid and effective and all required documents under applicable securities laws will be distributed to the Mala Noche Shareholders in accordance with all applicable securities laws, and that the disclosure in such documents will be accurate and will comply in all material respects with the requirements of all applicable securities laws.

This Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Mala Noche as they were reflected in the information and documents, including, without limitation, the Information, reviewed by Canaccord and as it was represented to Canaccord in its discussions with representatives of Mala Noche. In its analysis and in connection with the preparation of this Fairness Opinion, Canaccord has made numerous assumptions with respect to industry performance, general business, market

5

and economic conditions and other matters, many of which are beyond the control of Mala Noche.

This Fairness Opinion has been provided exclusively for the use of the board of directors of Mala Noche for the purposes of considering the Letter Agreement, the Acquisition and the Purchase Price. Canaccord disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion, which may arise or come to Canaccord's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter upon which this Fairness Opinion is based, Canaccord reserves the right to change, modify or withdraw this Fairness Opinion as of the date of such material change in any fact or matter affecting this Fairness Opinion.

With respect to all legal and tax matters related to the Acquisition, Canaccord has relied upon the advice, opinions and representations provided to Canaccord by Mala Noche's external legal and tax counsel and have relied upon the completeness and accuracy of such advice, opinions and representations, including the validity and efficacy of the procedures being followed to implement the Acquisition, and do not expresss any opinion, thereon. Canaccord does not express any opinion with respect to the tax consequences to Mala Noche or any Mala Noche Shareholder that may arise as a result of the Acquisition.

The disclosure by Mala Noche of the retention of Canaccord and the contents of this Fairness Opinion in certain regulatory filings as required and in accordance with all applicable laws, rules or regulations of any governmental authority or stock exchange will be permitted subject to Canaccord's prior review and approval (acting reasonably) of such disclosure. Except as provided in this Fairness Opinion and in the Engagement Letter, or as may be required by applicable law or requirements of securities regulatory authorities or stock exchange in connection with the Acquisition, this Fairness Opinion is not to be used, published or distributed in whole or in part, in any other way or to any other person without the prior written consent of Canaccord, such consent not to be unreasonably withheld or delayed.

Canaccord has not been engaged to provide and has not provided: (i) a formal valuation of Mala Noche or its securities or the Assets pursuant to MI 61-101 or otherwise; or (ii) an opinion as to the fairness of the process underlying the Acquisition; and, in each case, this Fairness Opinion should not be construed as such. This Fairness Opinion is not and should not be construed as a recommendation to any Mala Noche Shareholder as to whether or how to vote in respect of the Acquisition.

Approach to Fairness

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description. In particular, Canaccord has considered a number of methodologies in preparing this Fairness Opinion including, discounted cash flows, comparable company and comparable transaction analysis, and investment dealer research. Qualitative judgments were made based upon Canaccord's assessment of the surrounding factual circumstances relating to the Acquisition and Canaccord's analysis of such factual circumstances in its best judgment. Any attempt to select portions of Canaccord's analysis or of the factors considered, without considering all of the analysis employed and factors considered, would likely create an incomplete and misleading view of the process underlying this Fairness Opinion. This Fairness Opinion should be read in its entirety.

Canaccord is not expressing any opinion as to the prices at which common shares of Mala Noche may trade after completion of the Acquisition or the Financing.

6

SCHEDULE C
MALA NOCHE RESOURCES CORP.

AMENDED AND RESTATED 2008 STOCK OPTION INCENTIVE PLAN

(Blacklined to show changes from the last version approved by Shareholders)

MALA NOCHE RESOURCES CORP.
~~**(formerly Apoka Capital Corporation)**~~

<u>AMENDED AND RESTATED</u> 2008 STOCK OPTION INCENTIVE PLAN

1. PURPOSE

The purpose of this Stock Option Incentive Plan is to provide an incentive to Eligible Persons to acquire a proprietary interest in the Company, to continue their participation in the affairs of the Company and to increase their efforts on behalf of the Company.

2. DEFINITIONS

In this Plan, the following words have the following meanings:

<u>(b)</u> <u>"Change in Control" has the meaning given to such term in Section 7(b)(iii) of this Plan;</u>

<u>(c)</u> ~~(b)~~ "Common Shares" means the Common Shares of the Company;

<u>(d)</u> ~~(c)~~ "Company" means Mala Noche Resources Corp.~~, formerly Apoka Capital Corporation~~;

<u>(e)</u> <u>"Disinterested Shareholders" means the shareholders of the Company who are not Insiders of the Company that qualify as Eligible Persons under the Plan, and associates of such Insiders;</u>

<u>(f)</u> ~~(d)~~ "Effective Date" means the day following the date upon which the Plan has been approved by the last to approve of the shareholders of the Company, the Board, the Exchange and any other regulatory authority having jurisdiction over the Company's securities;

<u>(g)</u> ~~(e)~~ "Eligible Person" means any ~~director~~<u>Director</u>, senior officer, ~~employee, consultant or management company employee~~<u>Employee, Consultant or Management Company Employee</u> and their permitted assigns (as those terms are defined by the policies of the TSX Venture Exchange and National Instrument 45-106 as amended from time to time) of the Company or any affiliate of the Company;

<u>(h)</u> <u>"Employment Agreement" means an employment agreement entered into between an Optionee who is an Employee of the Company and the Company, if any;</u>

<u>(i)</u> ~~(f)~~ "Exchange" means the TSX Venture Exchange and any other stock exchange or stock quotation system on which the Common Shares trade;

~~[illegible] OPTION PLAN.DOC~~<u>Amended and Restated 2008 Stock Option Incentive Plan</u>
<u>3662588.2</u>

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(j) ~~(g)~~ "Fair Market Value" means, as of any date, the value of the Common Shares, determined as follows:

(i) if the Common Shares are listed on the TSX Venture Exchange, the Fair Market Value shall be the last closing sales price for such shares as quoted on such Exchange for the market trading day immediately prior to the date of grant of the Option, less any discount permitted by the TSX Venture Exchange, subject to any minimum imposed pursuant to the policies of the TSX Venture Exchange as may be amended from time to time;

(ii) if the Common Shares are listed on an Exchange other than the TSX Venture Exchange, the fair market value shall be the closing sales price of such shares (or the closing bid, if no sales were reported) as quoted on such Exchange for the market trading day immediately prior to the time of determination less any discount permitted by such Exchange; and

(iii) if the Common Shares are not listed on an Exchange, the Fair Market Value shall be determined in good faith by the Board;

(k) "Insider" has the meaning assigned in the securities legislation applicable to the Company;

(l) ~~(h)~~ "Investor Relations Activities" has the meaning set out in the policies of the TSX Venture Exchange;

(m) ~~(i)~~ "Option" means the option granted to an Optionee under this Plan and the Option Agreement;

(n) ~~(j)~~ "Option Agreement" means such option agreement or agreements as ~~is~~may be approved from time to time by the Board and as is or are not inconsistent with the terms of this Plan;

(o) ~~(k)~~ "Option Date" means the date of grant of an Option to an Optionee;

(p) ~~(l)~~ "Option Price" is the price at which the Optionee is entitled pursuant to the Plan and the Option Agreement to acquire Option Shares;

(q) ~~(m)~~ "Option Shares" means, subject to the provisions of Article 8 of this Plan, the Common Shares which the Optionee is entitled to acquire pursuant to this Plan and the applicable Option Agreement;

(r) ~~(n)~~ "Optionee" means a person to whom an Option has been granted;

Amended and Restated 2008 Stock Option Incentive Plan
3662588.2

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(t) "Transaction" means that proposed transaction involving the issuance of securities by the Company pursuant to the non-binding letter of intent entered into by the Company and dated April 26, 2010; and

(u) ~~(p)~~ "Vested" means that an Option has become exercisable in respect of a specified number of Option Shares by the Optionee pursuant to the terms of the Option Agreement and "Vest" and "Vesting" shall have similar meanings.

3. ADMINISTRATION

The Plan shall be administered by the Board, and subject to the rules of the Exchange from time to time and except as provided for herein, the Board shall have full authority to:

(a) determine and designate from time to time those Eligible Persons to whom Options are to be granted and the number of Option Shares to be optioned to each such Eligible Person;

(b) determine the time or times when, and the manner in which, each Option shall be exercisable and the duration of the exercise period;

(c) determine from time to time the Option Price, provided such determination is not inconsistent with this Plan; and

(d) interpret the Plan and to make such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management.

4. OPTIONEES

Optionees must be Eligible Persons who, by the nature of their jobs or their participation in the affairs of the Company, in the opinion of the Board, are in a position to contribute to the success of the Company.

5. EFFECTIVENESS AND TERMINATION OF PLAN

The Plan shall be effective as of the Effective Date and shall terminate on the earlier of:

(a) the date which is ten years from the Effective Date; and

(b) such earlier date as the Board may determine.

Any Option outstanding under the Plan at the time of termination of the Plan shall remain in effect in accordance with the terms and conditions of the Plan and the Option Agreement.

6. THE OPTION SHARES

The aggregate number of Option Shares reserved for issuance under the Plan~~, Common Shares reserved for issuance under any other share compensation arrangement granted or made available~~

~~[illegible]~~Amended and Restated 2008 Stock Option Incentive Plan~~[illegible]~~
3662588.2

- 4 -

by the Company from time to time (the "Other Plans") and Common Shares reserved for issuance under incentive stock options not granted under the Plan or the Other Plans, may not exceed in aggregate: 4,916,157

(a) 11,654,657 Common Shares; or

(b) if the Transaction completes, 10% of the issued shares of the Company at the time of the Option grant.

7. **GRANTS, TERMS AND CONDITIONS OF OPTIONS**

Options may be granted by the Board at any time and from time to time prior to the termination of the Plan. Options granted pursuant to the Plan shall be contained in an Option Agreement and, except as hereinafter provided, shall be subject to the following terms and conditions:

(a) Option Price

The Option Price shall be determined by the Board, provided that such price shall not be lower than the Fair Market Value of the Option Shares on the date of grant of the Option.

(b) Duration and Exercise of Options

(i) Except as otherwise provided elsewhere in this Plan, the Options shall be exercisable for a period, or in percentage installments over a period, to be determined in each instance by the Board, not exceeding ten years from the Option Date, provided that so long as the Company is classified as a "Tier 2" issuer by the TSX Venture Exchange, the Options shall be exercisable for a period not exceeding fivesuch period not to exceed ten years from the Option Date. The Options must be exercised in accordance with this Plan and the Option Agreement.

(ii) To the extent Options are granted to an Optionee by reason of his or her acting as a Director, Employee, Consultant or Management Company Employee, such Options will expire within the applicable period provided for in the Plan or in the absence of an applicable provision, as determined by the Board, provided that, for the purposes of such requirement:

(A) Except as contemplated in (e) below, no Option may be exercised by an Optionee who was an Eligible Person at the time of grant of such Option unless the Optionee shall have been an Eligible Person continuously since the Option Date. Absence on leave, with the approval of the Company, shall not be considered an interruption of employment for the purpose of the Plan.absence on leave, with the approval of the Company, shall not be considered an interruption of employment; and

2HB-12508-1/209-Amended and Restated 2008 Stock Option Incentive Plan.doc
3662588.2

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(B) in the event of the termination of an Optionee who is an Employee by the Company without cause or in the event of the resignation of such Optionee based on a material reduction or change in position, duties or remuneration of the Optionee relating to or as a result of a Change in Control, then if and to the extent and as provided for in the Optionee's Employment Agreement, each outstanding Option granted to the Optionee and each Option agreed in writing to be issued to the Optionee upon the satisfaction of certain conditions or occurrence of certain events in the Employment Agreement, shall vest immediately in accordance with Section 7(f)(ii) of the Plan and shall be exercisable by the Optionee for the remainder of the term of such Option, which such term shall be deemed in the circumstances to be a reasonable period following cessation of the Optionee's employment.

(iii) For the purposes of the Plan, "Change in Control" has the meaning that may be ascribed to such term if applicable and included in the relevant Optionee's Employment Agreement.

(c) Termination

All rights to exercise Options shall terminate upon the earliest of:

(i) the expiration date of the Option;

(ii) ~~the 90th day~~subject to Section 7(b)(ii)(B) of the Plan, the end of the period of time permitted for exercise of the Option, as determined in each instance by the Board at the time of the grant of an Option to a maximum of 12 months, after the Optionee ceases to be an Eligible Person for any reason other than death, disability or cause or as provided in an employment agreement of an Optionee referred to in Section 7(b)(ii)(B) of the Plan;

(iii) the 30th day after the Optionee who is engaged in Investor Relations Activities for the Company ceases to be employed to provide Investor Relations Activities;

(iv) the date on which the Optionee ceases to be an Eligible Person by reason or termination of the Optionee as an ~~employee~~Employee or ~~consultant~~Consultant of the Company for cause (which, in the case of a ~~consultant~~Consultant, includes any breach of an agreement between the Company and the ~~consultant~~Consultant);

(v) the first anniversary of the date on which the Optionee ceases to be an Eligible Person by reason of termination of the Optionee as an ~~employee~~Employee or ~~consultant~~Consultant on account of disability; or

Amended and Restated 2008 Stock Option Incentive Plan
3662588.2

- 6 -

(d) Re-issuance of Options

Options which are cancelled or expire prior to exercise may be re-issued under the Plan without shareholder approval.

(e) Transferability of Option

Options are non-transferable and non-assignable, except that, subject to Section 7(c)(vi) above, an Optionee's heirs or administrators can exercise any portion of an Optionee's outstanding Option following the death of the Optionee.

(f) Vesting of Option Shares

The Directors may determine and impose terms upon which each Option shall become Vested in respect of Option Shares~~, provided that so long as the Company is classified as a "Tier 2" issuer by the TSX Venture Exchange, Options granted under the Plan shall not vest over a period of less than 18 months from the date of grant and vesting of the options shall occur equally on a quarterly basis.~~ provided that:

(i) Options issued to Consultants performing Investor Relations Activities must Vest in stages over 12 months with no more than ¼ of the Options Vesting in any three month period; and

(ii) Options held by Directors, Senior Officers or Employees of the Company who are terminated by the Company or who resign in the conditions contemplated by Section 7(b)(ii)(B) of the Plan shall vest immediately upon termination or resignation and shall continue to be exercisable in accordance with such Section, if so provided in the applicable Employment Agreement, or, if the conditions contemplated by Section 7(b)(ii)(B) of the Plan do not prevail with respect to a person who ceases to be an Eligible Person, then as otherwise determined by the Board in its discretion.

(g) Other Terms and Conditions

The Option Agreement may contain such other provisions as the Board deems appropriate, provided such provisions are not inconsistent with the Plan and the requirements of the ~~TSX Venture~~ Exchange. In addition, for as long as the Common Shares of the Company are listed on the TSX Venture Exchange, the Company shall comply with the following requirements:

(i) ~~so long as the Company is classified as a "Tier 2" issuer by the TSX Venture Exchange,~~ Options to acquire more than ~~5~~2% of the issued and outstanding Common Shares of the Company may not be granted to any one ~~individual~~Consultant in any 12 month period;

~~[illegible]~~Amended and Restated 2008 Stock Option Incentive Plan~~.doc~~
3662588.2

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(ii) ~~(iii)~~ Options to acquire more than an aggregate of 2% of the issued and outstanding Common Shares of the Company may not be granted to persons employed to provide Investor Relations Activities in any 12 month period;

~~(iv) Options issued to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than one-quarter of the Options vesting in any three month period;~~

(iii) ~~(v)~~ the approval of the ~~disinterested shareholders~~Disinterested Shareholders of the Company shall be obtained:

A. for ~~any amendment to or~~Options granted to any one individual in any 12 month period to acquire Option Shares exceeding 5% of the issued and outstanding Common Shares of the Company;

B. for any reduction in the exercise price of ~~the~~an Option ~~if the Optionee is an insider~~previously granted to an Insider of the Company at the time of the proposed amendment; ~~and~~

~~For the purposes of this subsection, the term "insider" has the meaning assigned in the securities legislation applicable to the Company; and~~

(iv) ~~(vi)~~ for Options granted to ~~the employees, consultants or management company employees of the~~Employees, Consultants or Management

~~2HB-12508-1/20%~~Amended and Restated 2008 Stock Option Incentive Plan~~.doc~~
3662588.2

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Company Employees, the Company ~~will represent~~ shall and hereby represents that the Optionee is a *bona fide* ~~employee, consultant or management company employee of the~~Employee, Consultant or Management Company Employee, as the case may be.

8. **ADJUSTMENT OF AND CHANGES IN THE OPTION SHARES**

(a) If the Common Shares are at any time to be listed or quoted on any stock exchange or stock quotation system other than the TSX Venture Exchange, to the extent that there are any Options which are outstanding and unexercised at the time of such application for listing, the Option Price, the aggregate number of Option Shares, the exercise period, and any other relevant terms of such Options, and the Option Agreements in relation thereto, shall be amended in accordance with the requirements of any applicable securities regulation or law or any applicable governmental or regulatory body (including the Exchange). Subject to the requirements of the Exchange, any such amendment shall be effective upon receipt of Board approval of it, and the approval of any of the shareholders of the Company or any of the Optionees is not required to give effect to such amendment.

(b) If the Common Shares, as presently constituted, are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another ~~Company~~company (whether by reason of merger, consolidation, amalgamation, recapitalization, reclassification, split, reverse split, combination of shares, or otherwise), then there shall be substituted for or added to each Common Share subject to or which may become subject to an Option under this Plan, the number and kind of shares or other securities into which each outstanding Common Share is so changed, or for which each such Common Share is exchanged, as the case may be. Outstanding Options under the Option Agreements shall also be appropriately amended as to price and other terms as may be necessary to reflect the foregoing events. In the event that there is any other change in the number or kind of the outstanding Common Shares or of any shares or other securities into which such Common Shares are changed, or for which they have been exchanged, then, if the Board shall, in its sole discretion, determine that such change equitably requires an adjustment in any Option theretofore granted or which may be granted under the Plan, such adjustment shall be made in accordance with such determination.

(c) Fractional shares resulting from any adjustment in Options pursuant to this ~~Section~~Article 8 will be cancelled. Notice of any adjustment shall be given by the Company to each holder of an Option which has been so adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

~~2008-12508-1Q0%~~Amended and Restated 2008 Stock Option Incentive Plan~~.doc~~
3662588.2

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9. PAYMENT

Subject as hereinafter provided, the full purchase price for each of the Option Shares shall be paid by certified cheque in favour of the Company upon exercise thereof. An Optionee shall have none of the rights of a shareholder in respect of the Option Shares until the shares are fully-paid and issued to such Optionee.

10. SECURITIES LAW REQUIREMENTS

No Option shall be exercisable in whole or in part, nor shall the Company be obligated to issue any Option Shares pursuant to the exercise of any such Option, if such exercise and issuance would, in the opinion of counsel for the Company, constitute a breach of any applicable laws from time to time, or the rules from time to time of the Exchange. Each Option shall be subject to the further requirement that if at any time the Board determines that the listing or qualification of the Option Shares under any securities legislation or other applicable law, or the consent or approval of any governmental or other regulatory body (including the Exchange), is necessary as a condition of, or in connection with, the issue of the Option Shares hereunder, such Option may not be exercised in whole or in part unless such listing, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board.

11. AMENDMENT OR TERMINATION OF THE PLAN

(a) The Board may amend, suspend or terminate the Plan or any portion thereof at any time, but an amendment may not be made without shareholder approval if such approval is necessary to comply with applicable regulatory requirement. The Board shall have the power, in the event of:

(b) The Board shall have the power, in the event of:

(i) any disposition of substantially all of the assets of the Company, dissolution or any merger, amalgamation or consolidation of the Company, with or into any other Company, or the merger, amalgamation or consolidation of any other Company with or into the Company; or

(ii) any acquisition pursuant to a public tender offer of a majority of the then issued and outstanding Common Shares;,

but subject to compliance with the rules of the Exchange, to amend any outstanding Options and the related Option Agreements to permit the exercise of all such Options prior to the effectiveness of any such transaction, and to terminate such Options as of such effectiveness in the case of transactions referred to in subsection (i) above, and as of the effectiveness of such tender offer, or such later date as the Board may determine in the case of any transaction described in subsection (ii) above. If the Board exercises such power, all Options then outstanding and subject to such requirements shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Board prior to the effectiveness of such transaction, and such Options shall also be deemed to have terminated as provided above.

Amended and Restated 2008 Stock Option Incentive Plan
3662588.2

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12. ~~Power to Terminate or Amend Plan~~POWER TO AMEND PLAN

Subject to the approval of ~~any stock exchange on which the Corporation's securities are listed, the Board may terminate, suspend or amend the terms of the Plan; provided, that~~the Exchange, the Board may not do any of the following without obtaining, within 12 months either before or after the Board's adoption of a resolution authorizing such action, shareholder approval, and, where required, disinterested shareholder approval~~, or by the written consent of the holders of a majority of the securities of the Corporation entitled to vote~~:

(i) ~~(a) increase~~amend the ~~aggregate~~ number of Common Shares which may be issued under the Plan;

(ii) ~~(b)~~ materially modify the requirements as to the eligibility for participation in the Plan which would have the potential of broadening or increasing Insider participation;

(iii) ~~(c)~~ add any form of financial assistance or any amendment to a financial assistance provision which is more favourable to participants under the Plan;

(iv) ~~(d)~~ add a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and

(v) ~~(e)~~ materially increase the benefits accruing to participants under the Plan.

However, the Board may amend the terms of the Plan to comply with the requirements of any applicable regulatory authority without obtaining shareholder approval, including:

(a) amendments of a housekeeping nature to the Plan;

(a) ~~(b)~~ a change to the vesting provisions of ~~a security~~an Option or the Plan; and

(b) ~~(c)~~ a change to the termination provisions of ~~a security~~an Option or the Plan which does not entail an extension beyond the original expiry date.

13. SHAREHOLDER APPROVAL

This Plan is subject to the approval of the shareholders of the Company. Any Options granted prior to such approval are conditional upon such approval being given, and no such Options may be exercised unless and until such approval is given.

~~Approved~~Initially approved by the Board of Directors of the Company on October 21, 2008. Amended and Restated Plan approved by the Board of Directors of the Company on July 9, 2009. Further Amended and Restated Plan approved by the Board of Directors of the Company on April 22, 2010.

~~[illegible]~~Amended and Restated 2008 Stock Option Incentive Plan~~[illegible]~~
3662588.2

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~~Approved~~Initially approved by the shareholders of the Company on November 3, 2008. Further Amended and Restated Plan approved by the shareholders of the Company on •, 2010 and by the disinterested shareholders of the Company on •, 2010.

~~Approved~~Initially approved by the TSX Venture Exchange on October 30, 2008 and April 3, 2009. Amended and Restated Plan approved by the TSX Venture Exchange on August 19, 2009. Further Amended and Restated Plan approved by the TSX Venture Exchange on May 28, 2010.

Amended and Restated 2008 Stock Option Incentive Plan
3662588.2

SCHEDULE D
MALA NOCHE RESOURCES CORP.
 (the “Company”)

AMENDED AND RESTATED 2010 STOCK OPTION PLAN

Dated for Reference May 29, 2010

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1                      The purpose of this Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies of The Toronto Stock Exchange and any inconsistencies between this Plan and the TSX Policies whether due to inadvertence or changes in TSX Policies will be resolved in favour of the latter.

Definitions

1.2                      In this Plan:

“Affiliate” has the meaning assigned by the TSX Policies;

“Associate” has the meaning assigned by the TSX Policies;

“Black-out Period” means the period during which the relevant Optionee is prohibited from exercising an Option due to trading restrictions imposed by the Company in accordance with its securities trading policies governing trades in the Company’s securities;

“Board” means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;

“Business Day” means a day that the TSX is open for trading;

“Change of Control” in respect of any Optionee has the meaning ascribed to such term (in a relevant context) in the Optionee’s Employment Agreement or, if no meaning is so ascribed, means the acquisition by any Person or by any Person and its joint actors (as such term is defined in the Securities Act), whether directly or indirectly, of voting securities (as such term is defined in the Securities Act) of the Company which, when added to all other voting securities of the Company at the time held by such Person and its joint actors, totals for the first time not less than 30% of the outstanding voting securities of the Company;

“Common Shares” means common shares in the capital of the Company providing such class is listed on the TSX;

“Company” means Mala Noche Resources Corp. or any successor thereto;

“Consultant” means an individual or a Consultant Company, other than an Employee, Officer or Director who:

(i)            provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii)           provides the services under a written contract between the Company or an Affiliate and the individual or the Consultant Company;

(iii)          in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv)          has a relationship with the Company or an Affiliate that enables the individual or Consultant Company to be knowledgeable about the business and affairs of the Company;

“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

“Directors” means the directors of the Company or an Affiliate as may be elected or appointed from time to time;

“Distribution” has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

“Effective Date” for an Option means the date of grant thereof by the Board;

“Employee” means:

(a)          an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(b)          an individual who works full-time for the Company or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)          an individual who works for the Company or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source, and may include an Officer;

“Employment Agreement” means for an Optionee who is an Employee of the Company, an employment agreement entered into between such Optionee and the Company, if any;

“Exercise Price” means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

“Expiry Date” means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

“Insider” means an insider as defined in the TSX Policies;

“Investor Relations Activities” means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

“Listed Shares” means the number of issued and outstanding shares of the Company that have been accepted for listing on the TSX, but excluding dilutive securities not yet converted into Listed Shares;

“Management Company Employee” means an individual employed by another individual or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or individual engaged primarily in Investor Relations Activities;

“Officer” means a duly appointed senior officer of the Company;

“Option” means the right to purchase Common Shares granted hereunder to a Service Provider;

“Option Commitment” means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A hereto;

“Optioned Shares” means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

“Optionee” means the recipient of an Option hereunder;

“Outstanding Shares” means at the relevant time, the number of outstanding Common Shares of the Company from time to time;

“Participant” means a Service Provider that becomes an Optionee;

“Person” means a company or an individual;

“Plan” means this Amended and Restated 2010 Stock Option Plan, the terms of which are set out herein or as may be amended;

“Plan Shares” means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

“Regulatory Approval” means the approval of the TSX and any other securities regulatory authority that may have lawful jurisdiction over the Plan and any Options issued hereunder;

“Securities Act” means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

“Service Provider” means an individual who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers;

“Share Compensation Arrangement” means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider;

“Shareholder Approval” means approval by a majority of the votes cast by eligible shareholders at a duly constituted shareholders’ meeting;

“Take Over Bid” means a take over bid as defined in the Securities Act;

“TSX” means The Toronto Stock Exchange and any successor thereto; and

“TSX Policies” means the rules, regulations and policies of the TSX as amended from time to time.

ARTICLE 2
 STOCK OPTION PLAN

Establishment of Stock Option Plan

2.1                      There is hereby established a stock option plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.

Maximum Plan Shares

2.2                      The maximum aggregate number of Plan Shares that may be reserved for issuance under the Plan at any point in time is 10% of the Outstanding Shares at the time the Plan Shares are reserved for issuance, less any Common Shares reserved for issuance under Share Compensation Arrangements other than this Plan, unless this Plan is amended pursuant to the requirements of the TSX Policies.

Eligibility

2.3                      Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares so as to indirectly transfer the benefits of an Option, as long as such Option remains outstanding, unless the written permission of the TSX and the Company is obtained.

Options Granted Under the Plan

2.4                      All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5                      Subject to specific variations approved in accordance with this Plan, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Options Not Exercised

2.6                      In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue. For greater certainty Options which are exercised thereupon increase the number available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.

Administration of Plan

2.7                      The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder

2.8                      Without limiting the generality of the foregoing, but subject to the provisions of this Plan, the Board has the power to:

(a)          determine the Service Providers to whom Options are to be granted, to grant such Options, and, subject to the other terms of this Plan, to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant;

(b)          allot Common Shares for issuance in connection with the exercise of Options; and

(c)          delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Regulatory Approval

2.9                      This Plan shall be subject to the approval of any regulatory authority whose approval is required. Any Options granted under this Plan prior to such approvals being given shall be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given.

Compliance with Legislation

2.10                   The Company will not be required to issue any Common Shares under the Plan unless such issuance is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of any stock exchange upon which Common Shares of the Company are listed. The Company will not in any event be obligated to take any action to comply with any such laws, regulations, rules, orders or requirements.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1                      The Exercise Price of an Option will be:

(a)          the greater of the closing price for the Common Shares on the TSX on the last trading day before the date of grant of the Option and the weighted average of the trading prices for the Common Shares on the five trading days before the date of grant of the Option; or

(b)          if not listed on the TSX, then as calculated in §3.1(a) by reference to the price on any other stock exchange on which the Common Shares are listed (if more than one, then using the exchange on which a majority of Common Shares are traded); or

(c)          if the Common Shares are not listed on a stock exchange, then the price determined by the directors using good faith discretion,

3.2                      Notwithstanding the foregoing, proposed Option grants which are disclosed in any prospectus offering completed in connection with the financing of the Company’s acquisition of the San Dimas mines and related assets under a Letter Agreement dated June 1, 2010 among Desarrollos Mineros San Luis S.A. de C.V. and Goldcorp Silver (Barbados) Ltd. may be issued at the greater of the prospectus offering price and the market price (as defined in the TSX Policies).

Term of Option

3.3                      An Option can be exercisable for a maximum of 10 years from the Effective Date.

Vesting of Options

3.4                      Vesting of Options shall be in accordance with the vesting and exercise provisions provided in the Service Provider’s Employment Agreement, if any, failing which, shall be as determined in the discretion of the Board.

3.5                      Notwithstanding §3.4, in the event of a Change of Control or Take Over Bid, in the case of a particular Optionee, the Options held by that Optionee may be exercised by the Optionee in full or in part at any time before the applicable vesting period(s) for those Options:

(a)          if and to the extent provided in the Optionee’s Employment Agreement; and

(b)          subject to (a), at the discretion of the Board.

Optionee Ceasing to be Director, Employee or Service Provider

3.6                      No Option may be exercised after the Optionee, if a Director or Officer, has ceased to be a Director or Officer or, if an Employee or other Service Provider has left the employ or service of the Company or an Affiliate of the Company, except as follows:

(a)          notwithstanding any other provision of this §3.6, if and to the extent provided in the Optionee’s Employment Agreement;

(b)          in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the Expiry Date of such Option;

(c)          subject to the other provisions of this §3.6, including the proviso below, vested Options shall expire 90 days after the date the Optionee ceases to be employed by, provide services to, or be a Director or Officer of, the Company or an Affiliate, and all unvested Options shall immediately terminate without right to exercise same; and

(d)          in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same, but provided that in no event may the term of the Option exceed 10 years. Notwithstanding the provisions of §(c), the Board may provide for the vesting of all or any part of the Optionee’s Options that are unvested at the date the Optionee ceases to be employed by, provide services to, or be a Director or Officer of, the Company or an Affiliate, and may extend the time period for exercise of an Option to a maximum of the original term of the Option, all as the Board deems appropriate in the circumstances contemplated by §(c).

Non Assignable

3.7                      Subject to §3.6(b), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.8                      If there is a change in the outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to requisite Regulatory Approval, appropriate substitution and/or adjustment in:

(a)          the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(b)          the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and/or

(c)          the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable,

and if the Company undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Participants as it shall deem advisable including in order to comply with the terms of the relevant Participant’s Employment Agreement, if any.

Adjustment of Options Expiring During Blackout Period

3.9                      Should the Expiry Date for an Option fall within a Blackout Period, or within nine (9) Business Days following the expiration of a Blackout Period, such Expiry Date shall be automatically adjusted without any further act or formality to that day which is the tenth (10th) Business Day after the end of the Blackout Period, such tenth Business Day to be considered the Expiry Date for such Option for all purposes under the Plan. Notwithstanding any other provision of this Plan, the tenth Business Day period referred to in this §3.9 may not be extended by the Board.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1                      Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2                      An Optionee who wishes to exercise his Option may do so by delivering

(a)          a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b)          cash or a certified cheque payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired.

Delivery of Certificate and Hold Periods

4.3                       As soon as practicable after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. Such certificate issued will bear a legend stipulating any resale restrictions required under applicable securities laws.

ARTICLE 5
AMENDMENTS TO PLAN OR OPTIONS

Amendments Generally

5.1                     The Board may, at any time and from time to time, amend, suspend, terminate or discontinue the Plan or an Option, or revoke or alter any action taken pursuant to the Plan or an Option, except that no amendment, suspension, termination or discontinuance of the Plan will adversely alter or impair any Option without the written consent of the applicable Participant and is subject to those provisions of applicable law (including, without limitation, the TSX Policies), if any, that require the approval of shareholders or any governmental or regulative body.

Amendments by Board

5.2                     Without limiting the generality of §5.1, the Board may make the following types of amendments to the Plan without seeking Shareholder Approval:

(a)          amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)          amendments necessary to comply with the provisions of applicable law (including, without limitation, the TSX Policies);

(c)          amendments respecting administration of the Plan;

(d)          any amendment to the vesting provisions of the Plan or any Option;

(e)          any amendment to the early termination provisions of the Plan or any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the original Expiry Date;

(f)          the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of Participants of Common Shares under the Plan, and the subsequent amendment of any such provision which is more favourable to Participants;

(g)          the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Plan reserve;

(h)          amendments necessary to suspend or terminate the Plan; and

(i)          any other amendment, whether fundamental or otherwise, not requiring Shareholder Approval under applicable law (including, without limitation, the TSX Policies).

Amendments Requiring Shareholder Approval

5.3                      The Board may not, without approval of the holders of a majority of the issued and outstanding equity securities of the Company present and voting in person or by proxy at a meeting of holders of such securities, amend the Plan or an Option to do any of the following:

(a)          increase the aggregate maximum percentage of Common Shares issuable under the Plan;

(b)          make any amendment that would reduce the Exercise Price of an outstanding Option (including a cancellation and reissue of an Option at a reduced Exercise Price);

(c)          extend the term of any Option beyond the Expiry Date of the Option or allow for the Expiry Date of an Option to be greater than 10 years except as currently provided in connection with a Black-out Period;

(d)          permit assignments, or exercises other than by the applicable Participant, of Options beyond that contemplated by §3.6(b);

(e)          expand the definition of “Service Provider” or otherwise alter the conditions for eligibility for participation in the Plan;

(f)          amend the Plan to provide for other types of compensation through equity issuance, unless the change to the Plan or an Option results from the application of §3.8; and

(g)          effect an amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).

5.4                       Where Shareholder Approval is sought for amendments under §5.3(b) or §5.3(c) above, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the amendment will be excluded. In the event of any conflict between §5.2 and §5.3 above, the latter shall prevail to the extent of any conflict.

5.5                       Amendment Subject to Approval

If the amendment of an Option requires Regulatory Approval or Shareholder Approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

ARTICLE 6
GENERAL

Employment and Services

6.1                       Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by a Service Provider will be voluntary.

No Representation or Warranty

6.2                       The Company makes no representation or warranty as to the future market value of Common Shares (which for clarity shall include for the purposes of this §6.2 other classes or kinds of securities issued in place of Common Shares pursuant to §3.8) issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Interpretation

6.3                       The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Amendment and Restatement and Effective Date of Plan

6.4                       This Plan will be effective on the date the Common Shares are listed on the TSX and as of such date will amend, restate and replace the then existing Amended and Restated 2008 Stock Option Incentive Plan of the Company, however, all validly outstanding options granted under the Amended and Restated 2008 Stock Option Incentive Plan and existing at the time this Plan comes into effect will continue to be subject to the terms of the 2008 plan, and will be counted for the purposes of calculating what may be issued under this Plan.

SCHEDULE A

STOCK OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this ________day of ________________, __________(the “Effective Date”) MALA NOCHE RESOURCES CORP. (the “Company”) has granted to ___________________________________________(the “Service Provider”) , an Option to acquire ______________Common Shares (“Optioned Shares”) up to 5:00 p.m. Vancouver Time on the __________day of ____________________, __________(the “Expiry Date”) at a Exercise Price of Cdn$____________per share.

Vesting: Optioned Shares may be acquired as follows:

Term: The term of this Option is _____from the date of grant, unless sooner terminated.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Stock Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable after receipt by the Company thereof.

MALA NOCHE RESOURCES CORP.

_________________________________________
Authorized Signatory